UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the year ended on December 31, 2023, presented on comparative basis.

Consolidated Financial Statements

For the financial year ended on

December 31, 2023, presented on comparative basis in homogeneous currency

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME4

EARNING PER SHARE5

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED STATEMENT OF CASH FLOWS9

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES38

3. SEGMENT REPORTING39

4. INCOME TAX42

5. FINANCIAL INSTRUMENTS44

6. FAIR VALUES45

7. TRANSFER OF FINANCIAL ASSETS49

8. NON CONTROLLING INTEREST49

9. LONG-TERM BENEFIT OBLIGATIONS49

10. CASH AND DUE FROM BANKS49

11. RELATED PARTY TRANSACTIONS50

12. FINANCE LEASES51

13. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT53

14. CONSIDERATIONS OF RESULTS57

15. COMMITMENTS AND CONTINGENCIES57

16. INSURANCE57

17. ASSET MANAGEMENT AND OTHER SERVICES58

18. ADDITIONAL INFORMATION REQUIRED BY THE BCRA59

19. FINANCIAL RISK FACTORS61

20. REPURCHASE OF TREASURY SHARES67

21. merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A…………68

22. OFFSETTING OF FINANCIAL ASSET AND LIABILITIES69

24. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES70

25. TURNOVER TAX72

26. CAPITAL MANAGEMENT72

27. SUBSEQUENT EVENTS73

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS75

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED79

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING81

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING82

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT83

SCHEDULE G - INTANGIBLE ASSETS84

SCHEDULE H – CONCENTRATION OF DEPOSITS85

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS86

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY87

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES88

SEPARATE STATEMENT OF FINANCIAL POSITION96

SEPARATE STATEMENT OF COMPREHENSIVE INCOME97

EARNING PER SHARE98

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY100

SEPARATE STATEMENT OF CASH FLOW102

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION103

2. FINANCIAL INSTRUMENTS114

3. FAIR VALUES114

4. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES116

5. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME117

6. RESTRICTED ASSETS119

7. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES119

8. Income tax – Deferred tax123

9. LOAN AND DEBT ESTIMATED TERMS125

10. CAPITAL STOCK125

11. FINANCIAL RISK FACTORS126

12. RESTRICTIONS ON THE DISTRIBUTION OF PROFITS128

13. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES128

14. SUBSEQUENT EVENTS129

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES130

SCHEDULE G - INTANGIBLE ASSETS131

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY132

Consolidated Financial Statements

For the financial year ended on

December 31, 2023, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 48 started on January 1, 2023
Legal Address:	Reconquista 330 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	October 9, 2023
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 7 to Separate Financial Statements

Composition of Capital Stock as of December 31, 2023

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	12/31/2023	12/31/2022
Cash and due from banks	6 and 10	229,098,272	150,719,643
Cash		114,005,581	59,547,824
Financial institutions and correspondents		113,876,931	91,082,732
Argentine Central Bank		103,634,933	84,654,328
Other local and financial institutions		10,241,998	6,428,404
Others		1,215,760	89,087
Debt Securities at fair value through profit or loss	6, 10, 13.1 and A	33,532,464	55,050,569
Derivatives	13.2 and 6	3,795,093	920,381
Reverse Repo transactions	6 and 13.3	755,708,132	67,206,248
Other financial assets	6, 10 and 13.4	46,591,600	25,246,191
Loans and other financing	6,13.5 and B	487,270,553	727,841,878
To the non-financial public sector		2,070,115	864,785
To the financial sector		4,006,546	2,007,125
To the Non-Financial Private Sector and Foreign residents		481,193,892	724,969,968
Other debt securities	6, 13.6 and A	266,167,234	863,162,491
Financial assets pledged as collateral	6 and 13.7	46,382,606	45,056,529
Current income tax assets		-	3,039,566
Investments in equity instruments	6 and A	365,985	1,565,010
Property, plant and equipment	F	51,151,635	57,217,390
Investment property	F	45,597,064	52,637,396
Intangible assets	G	67,634,055	69,368,706
Deferred income tax assets		12,208,548	37,030,548
Other non-financial assets	13.8	17,613,321	15,597,908
Inventories	13.9	-	208,923
TOTAL ASSETS		2,063,116,562	2,171,869,377

The accompanying notes and schedules are an integral part of the Consolidated Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2023	12/31/2022
LIABILITIES
Deposits	6, 13.10 and H	1,548,928,056	1,705,009,583
Non-financial public sector		100,747,830	86,705,591
Financial sector		476,539	315,861
Non-financial private sector and foreign residents		1,447,703,687	1,617,988,131
Liabilities at fair value through profit or loss	6 and 13.11	607,903	6,661,539
Repo Transactions	6	940,332	-
Other financial liabilities	6 and 13.12	72,738,928	56,381,855
Financing received from the Argentine Central Bank and other financial institutions	6 and 13.13	2,691,969	17,219,834
Unsubordinated debt securities	6	-	1,748,271
Current income tax liability		737,181	-
Provisions	13.14	14,897,667	5,267,946
Deferred income tax liabilities		1,622,851	566,880
Other non-financial liabilities	13.15	76,890,422	89,671,057
TOTAL LIABILITIES		1,720,055,309	1,882,526,965

SHAREHOLDERS' EQUITY
Capital stock		442,672	444,411
Paid in capital		254,538,548	264,229,227
Capital Adjustments		27,960,909	28,325,583
Own shares in portfolio		14,050	12,311
Comprehensive adjustment of shares in portfolio		2,944,946	2,580,272
Cost of treasury stock		(5,166,412)	(4,307,608)
Reserve		4,307,608	19,308,569
Retained earnings		(8,813)	(11,037,209)
Other comprehensive income		6,389,921	3,220,774
Net income for the period / year		51,363,131	(13,663,244)
Shareholders' Equity attributable to owners of the parent company		342,786,560	289,113,086
Shareholders' Equity attributable to non-controlling interests		274,693	229,326
TOTAL SHAREHOLDERS' EQUITY		343,061,253	289,342,412
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,063,116,562	2,171,869,377

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

	Notas y Anexos	12/31/2023	12/31/2022
Service fee income	13.16	1.204.647.904	787.571.730
Service fee expenses	13.17	(823.822.876)	(515.399.394)
Income from insurance activities		380.825.028	272.172.336
Net Service Fee Income	13.19	93.125.252	94.478.177
Subtotal	13.20	(24.176.077)	(33.392.724)
Net income from financial instruments (NIFFI) at fair value through profit or loss	16	14.409.469	14.095.468
Result from assets withdrawals rated at amortized cost		83.358.644	75.180.921
Exchange rate difference on gold and foreign currency		464.183.672	347.353.257
Subtotal	13.18	85.964.720	59.423.414
Other operating income		20.101.331	1.531.618
Result from exposure to changes in the purchasing power of the currency		5.800.908	8.541.784
Loan loss provisions		111.866.959	69.496.816
Net operating income	13.21	23.698.450	27.803.813
Personnel expenses		(111.414.836)	(55.416.058)
Administration expenses		(31.621.286)	(41.854.025)
Depreciations and impairment of non-financial assets		456.712.959	347.383.803
Other operating expenses	13.22	(160.395.452)	(167.825.508)
Operating income	13.23	(84.438.694)	(88.946.808)
(Loss) before taxes from continuing operations	13.24	(32.217.576)	(31.447.803)
Income tax	13.25	(93.016.073)	(82.926.938)
Net (loss) for the period		86.645.164	(23.763.254)
Net (loss) for the period attributable to owners of the parent company		86.645.164	(23.763.254)
Net (loss) for the period attributable to non-controlling interests		35.240.892	(10.084.952)
Service fee income		51.404.272	(13.678.302)
Service fee expenses		51.363.131	(13.663.244)
Income from insurance activities		41.141	(15.058)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

As of December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022

NUMERATOR
Net (loss) for the period attributable to owners of the parent company	51,363,131	(13,663,244)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	51,363,131	(13,663,244)

DENOMINATOR

Weighted average of ordinary shares	442,727	454,274
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
NUMERATOR	442,727	454,274
Net (loss) for the period attributable to owners of the parent company
Basic Income per share	116.02	(30.08)
Diluted Income per share	116.02	(30.08)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

As of December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Net (loss) for the period	51,404,272	(13,678,302)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Net income from equity instrument at fair value through changes in other comprehensive income	(1,181,067)	(1,697,346)
Income for the period from equity instrument at fair value through other comprehensive income	(1,817,026)	(2,611,299)
Income tax	635,959	913,953
Net (loss) / income from equity instruments at fair value through other comprehensive income	(457,573)	(95,141)
(loss) / income from equity instruments at fair value through other comprehensive income	(703,959)	(146,374)
Income tax	246,386	51,233
Total Other Comprehensive Income not to be reclassified to profit or loss	(1,638,640)	(1,792,487)
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	442,857	190,121
Foreign currency translation differences for the period	442,857	190,121
(Loss) from financial instrument at fair value through changes in other comprehensive income	4,369,156	(2,543,177)
(Loss) for the year from financial instrument at fair value through other comprehensive income	6,891,776	(3,904,410)
Income tax	(2,522,620)	1,361,233
Total Other Comprehensive Income to be reclassified to profit or loss	4,812,013	(2,353,056)
Total Other Comprehensive Income	3,173,373	(4,145,543)
Other comprehensive income attributable to owners of the parent company	3,169,147	(4,141,273)
Other comprehensive income attributable to non-controlling interests	4,226	(4,270)
Total Comprehensive (Loss)	54,577,645	(17,823,845)
Total comprehensive (loss) attributable to owners of the parent company	54,532,278	(17,804,517)
Total comprehensive (loss) attributable to non-controlling interests	45,367	(19,328)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	28,325,583	264,229,227	12,311	2,580,272	(4,307,608)	3,226,099	16,082,470	(24,700,453)	3,262,160	192,578	(233,964)	289,113,086	229,326	289,342,412
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Disposal of reservations	-	-	(9,690,679)	-	-	-	(3,226,099)	(11,774,862)	24,691,640	-	-	-	-	-	-
Acquisition of treasury shares	(1,739)	(364,674)	-	1,739	364,674	(858,804)	-	-	-	-	-	-	(858,804)	-	(858,804)
Net income for the period	-	-	-	-	-	-	-	-	51,363,131	-	-	-	51,363,131	41,141	51,404,272
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(1,180,526)	442,857	3,906,816	3,169,147	4,226	3,173,373
Balance at December 31, 2023	442,672	27,960,909	254,538,548	14,050	2,944,946	(5,166,412)	-	4,307,608	51,354,318	2,081,634	635,435	3,672,852	342,786,560	274,693	343,061,253

The accompanying notes and schedules are an integral part of the Consolidated Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos)

Items	Capital Stock	Inflation adjustment of capital stock	Paid in capital	Treasury shares	Inflation adjustment of treasury shares	Cost of of treasury shares	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total shareholders´ equity
										Revaluation of PPE	Foreign currency translation differences	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	30,905,855	264,229,227	-	-	-	3,226,099	24,893,404	(18,297,831)	4,957,769	2,457	2,383,199	312,756,901	248,472	313,005,373
Others	-	-	-	-	-	-	-	-	(18,622)	-	-	18,622	-	-	-
Share premium in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	182	182
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Disposal of reservations	-	-	-	-	-	-	-	(7,279,244)	7,279,244	-	-	-	-	-	-
Acquisition of treasury shares	(12,311)	(2,580,272)	-	12,311	2,580,272	(4,307,608)	-	-	-	-	-	-	(4,307,608)	-	(4,307,608)
Dividend payment	-	-	-	-	-	-	-	(1,531,690)	-	-	-	-	(1,531,690)	-	(1,531,690)
Net income for the period	-	-	-	-	-	-	-	-	(13,663,244)	-	-	-	(13,663,244)	(15,058)	(13,678,302)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(1,695,609)	190,121	(2,635,785)	(4,141,273)	(4,270)	(4,145,543)
Balance at December 31, 2022	444,411	28,325,583	264,229,227	12,311	2,580,272	(4,307,608)	3,226,099	16,082,470	(24,700,453)	3,262,160	192,578	(233,964)	289,113,086	229,326	289,342,412

The accompanying notes and schedules are an integral part of the Consolidated Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For period ended on December 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income/(loss) for the period before Income Tax	86,645,164	(23,763,254)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	32,217,576	31,447,803
Loan loss provisions	31,621,286	41,854,025
Other adjustments
-Exchange rate difference on gold and foreign currency	(5,800,908)	(8,541,784)
- Interests from loans and other financing	(1,204,647,904)	(787,571,730)
- Interests from deposits and financing received	823,822,876	515,399,394
-Net income from financial instruments at fair value through profit or loss	(85,964,720)	(59,423,414)
-Result from derecognition of financial assets measured at amortized cost	(20,101,331)	(1,531,618)
-Result from exposure to changes in the purchasing power of the currency	111,414,836	55,416,058
-Fair value measurement of investment properties	7,012,278	2,503,275
-Interest on liabilities for financial leases	276,600	28,447
-Allowances reversed	33,690	1,555,148
	(5,502,611)	(10,127,903)
(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	134,773,445	96,599,176
Derivatives	(2,874,712)	425,412
Reverse Repo transactions	(688,501,884)	192,719,660
Loans and other financing
To the non-financial public sector	(1,205,330)	(726,856)
To the other financial entities	(1,999,421)	(1,541,061)
To the non-financial sector and foreign residents (*)	1,422,305,305	955,510,286
Other debt securities	596,995,257	(387,791,581)
Financial assets pledged as collateral	(1,326,077)	6,746,784
Other assets (*)	(93,260,626)	45,865,557

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	14,042,239	17,098,039
Financial sector	160,678	78,686
Private non-financial sector and foreign residents	(994,107,320)	(577,355,831)
Liabilities at fair value through profit or loss	(6,053,636)	(5,793,287)
Repo Transacions	940,332	-
Other liabilities (*)	14,826,834	(94,301,094)
Income Tax paid	(7,226,449)	(2,664,156)

Net cash (used in) / provided by operating activities (A)	158,515,467	2,114,181

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(24,751,267)	(26,067,218)

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities" of December 31, 2023, 3,349,796 rights of use of leased properties were eliminated, corresponding to non-monetary transactions.

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For period ended on December 31, 2023 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
CASH FLOW FROM INVESTING ACTIVITIES (Continuation)

Collections:
Disposals related to PPE, intangible assets and other assets	4,662,862	2,475,354
Purchase of liability or equity instruments issued by other entities	1,199,025	38,115

Net cash used in investing activities (B)	(18,889,380)	(23,553,749)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(5,004,160)	(7,927,034)
Unsubordinated debt securities	(1,782,823)	(4,388,954)
Financing received from Argentine Financial Institutions	(152,329,300)	(543,839,413)
Dividend payment	-	(1,531,690)
Repurchase of own shares	(858,804)	(4,307,608)

Collections:
Unsubordinated debt securities	34,552	-
Financing received from Argentine Financial Institutions	137,801,435	522,953,299

Net cash used in financing activities (C)	(22,139,100)	(39,041,400)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	213,783,634	52,690,608

Result from exposure to changes in the purchasing power of the currency of cash and equivalents (E)	(249,887,906)	(92,967,761)
Net increase in cash and cash equivalents (A+B+C+D+E)	81,382,715	(100,758,121)
Cash and cash equivalents at the beginning of the period (NOTE 10)	168,766,286	269,524,407
Cash and cash equivalents at the end of the period (NOTE 10)	250,149,001	168,766,286

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Sofital S.A. F. e I.I., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A. As of December 31, 2022, the consolidated financial statements of Grupo Supervielle have also been consolidated with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A. S.A. (see Note 21).

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on March 6, 2024.

1.1.	Preparation basis

These consolidated financial statements have been prepared pursuant to the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 1,400 million and 396 million would have been recorded in the Group's equity as of December 31, 2023 and 2022, respectively.
●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 1.711 million and 623 million would have been recorded in the Group's equity as of December 31, 2023 and 2022, respectively.
●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A. has its obligation. The Group made use of this option. If the standard had been applied, an increase in the Group's net worth of 14.6 million would have been recorded as of December 31, 2023.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

The areas that involve a greater degree of judgment or complexity or areas in which the assumptions and estimates are significant to the consolidated financial statements are described in Note 2.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of December 31, 2023.

1.1.3Comparative information

The balances for the year ended December 31, 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2022 in order to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The changes introduced during the year ended December 31, 2023 are listed below, which did not have significant impacts on the Group's consolidated financial statements:

(a)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

(b)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

The changes that have not entered into force as of December 31, 2023 are set out below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(a)	Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

The impact from the application of this standard will not be material.

(b)	Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

The impact from the application of this standard will not be material.

(c)  Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2023.

1.2.1 Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Personal and Business Banking

●	Portfolios between 31 and 90 days past due
●	The credit origination score has deteriorated by more than 30% with respect to the current performance score
●	Internal Behavior Score at client level below the cut-off point [1]

Corporate Banking

●	Portfolios between 31 and 90 days past due
●	Portfolios whose classification under Argentine Central Bank regulation is higher than 1
●	Probability of default higher than 30%.
●	Its rating deteriorated by more than two notes from its credit approval rating.

Sectoral Analysis

Considering that the internal impairment models are estimated with historical information, the risk of non-compliance of the companies is evaluated by type of activity based on the degree of affectation that they have due to the current economic situation, taking into account their characteristics, seasonality, and else.

Finally, the different industries are classified into four types of risk. They are:

●	Low risk
●	Medium risk
●	High risk
●	Very high risk

The risk rating matrix by activity is presented below, in which it can be seen that, on this occasion, activities with high and very high risks have not been detected:

RISK RATING BY INDUSTRY
Agriculture	Low	Utilities (Power generation)	Medium
Food and Drinks	Low	Utilities (Trans. And dist. of energy)	Medium
Financial	Low	Chemicals and plastics	Medium
Supermarkets	Low	Auto Parts/Dealers	Medium

1 High Income: Salary Plan Segment >=400, Open Market Segment >=650 and Retired Segment >=600

The rest: Salary Plan Segment >=500, Open Market Segment >=700 and Retired Segment >=600

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

RISK RATING BY INDUSTRY
Utilities (water and waste)	Low	Cargo transportation	Medium
Oil and mining	Low	Construction	Medium
Pharmaceutical	Low	Art.Home	Medium
IT/Communications	Low	Insurance	Medium
Cleaning	Low	Paper, cardboard, wood, glass	Medium
Oil Industry	Low	Dairy industry	Medium
Wine industry	Low	Private construction	Medium
Citrus Industry	Low	Iron and steel industry	Medium
Automotive terminals	Low	Machinery and equipment	Medium
SGR	Low	Professionals	Medium
Others	Low	Home Appliances (Product.)	Medium
Sugar Industry	Medium	Appliances (Commercial)	Medium
Public Construction	Medium	Health	Medium
Textile	Medium	Tourism and gastronomy	Medium
Real Etate	Medium	Passenger Transport	Medium
Sports	Medium	Refrigerators	Medium
Entertaiment	Medium

In case of activities with high or very high risk, the financial assets are included in Stage 2.

1.2.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

Group	Parameter	Grouping
Personal and Business Banking	Probability of Default (PD)	Personal loans (1)
Credit card loans (1)
Mortgage loans
Pledge loans
Refinancing
Other
	Loss Given Default (LGD)	Personal loans
Credit card loans
Pledge loans
Overdrafts
Mortgage loans
Refinancing
Other financings

Group	Parameter	Grouping
Corporate Banking	Probability of Default (PD)(2)	MEGRAS
SMEs

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Group	Parameter	Grouping
Financial sector
	Loss Given Default (LGD)	With Guarantees
No Guarantees

(1)	For credit cards and personal loans, the Group includes an additional layer of analysis: senior citizens, high income, open market, high income payroll, non- high income open market, non-high income payroll, Personal and Business, former senior cityzens and former payroll
(2)	Probability of default within Corporate Banking is calculated by grouping clients based on the client size for Stage 1 facilities. For Stage 2 and Stage 3, Probability of default is calculated including all segments of Corporate Banking due to the lack of materiality to form a larger group.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

Grouping of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.2.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Personal and Businesses Banking

●	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

●	Financial instruments delinquent more than 90 days in past due.
●	Financial instruments with B.C.R.A. situation greater than or equal to 3.
●	Rating C or D.

These criteria are applied in a consistent manner to all financial instruments and are aligned with the internal definition of defaultused for the administration of credit risk. Likewise, such definition is consistently applied to define PD (“Probability of Default”), Exposure at Default (“EAD”) and Loss Given Default ( “LGD”).

1.2.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month or lifetime basis, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to be credit-impaired. ECL are the discounted product of the Probability of Default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”), defined as follows::

●	The PD represents the likelihood of a borrower defaulting on its financial obligation (pursuant to the “Definition of default and credit impaired” set forth in Note 1.3.3), either over the next 12 months or over the remaining lifetime (lifetime PD) of the obligation.

●	EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12 months EAD) or the remaining lifetime (lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

●	LGD represents the Group´s expectation of the extent of loss on a defaulted exposure. LGD varies by type of counterparty, seniority of claim, availability of collateral or other type of credit support. LGD is expressed as a percentage per unit of exposure at the time of default LGD is calculated on a 12-month or lifetime basis, where 12 month LGD is the percentage of loss expected to be made if the default occurs in the next 12 months and lifetime LGD is the percentage of loss expected to be made if the default occurs over the remaining expected lifetime of the loan.

ECL is determined by projecting PD, LGD and EAD for each future month and each individual exposure or collective segment. These three components are multiplied and adjusted for the likelihood of survival (that is, the exposure has not been prepaid or defaulted in an earlier month). This effectively calculates an ECL for each future month, which is then

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

discounted back to the reporting date and summed. The discount rate used inthe ECL calculation is the original effective interest rate or an approximation thereof.

The Entity based its calculation of the ECL parameters on internal modelsthat were adapted in order to be compliant with IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.2.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.2.5 Forward-looking information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts for these economic variables (the "baseline economic scenario") are provided by the Group's Research team and provide the best estimated view of the economy over the next 12 months. The impact of these economic variables on PD and LGD has been determined by performing statistical regression analyzes to understand the impact that changes in these variables have historically had on default rates and LGD components.

In addition to the base economic scenario, the Group's Research team also provides two possible scenarios together with scenario weights. The number of other scenarios used is established based on the analysis of the main products to ensure that the effect of linearity between the future economic scenario and the associated expected credit losses is captured. The number of scenarios and their attributes are reassessed annually, unless a situation occurs in the macroeconomic situation that justifies a more frequent review.

As  of December 31, 2023, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis, taking into account the range of potential results of which each scenario is representative.

As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

The most significant assumptions utilized to calculate ECL as of December 31, 2023 are as follows:

Parameter	Industry / Segment	Macroeconomic Indicator	Base scenario	Optimistic scenario	Pessimistic scenario
Probability of Default	Personal and Business Banking	Inflation Rate	205,6%	173, 9%	301,7%
		Private Sector Wage	(0,2%)	2,9%	(5,0%)
	Corporate Banking	Private Sector Wage	(0,2%)	2,9%	(5,0%)
		EMAE	145	150	141

Parameter	Industry / Segment	Macroeconomic Indicator	Base scenario	Optimistic scenario	Pessimistic scenario
Loss Given Default	Personal and Business Banking	Private Sector Wage	(0.2%)	2.9%	(5.0%)
		Monetary Policy Rate	105%	94.5%	154.1%
	Corporate Banking	Interest Rate	245.2%	109.4%	193.7%
		Private sector loans	2,011	1,857	3,374

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The following are estimations assigned to each scenario as of December 31, 2023:

Base scenario	60%
Optimistic scenario	20%
Pessimistic scenario	20%

Sensitivity analysis

The chart below includes changes in ECL as of December 31, 2023 that would result from reasonably potential changes in    the following parameters:

December 31, 2023
Reported ECL Allowance	19.358.980
Gross carrying amount	633.487.098
Loss Rate	3.06%
Coverage Ratio	262.36%

ECL amount by scenarios
Favorable scenario	17,740,262
Unfavorable scenario	22,102,029

Loss Rate by scenarios
Favorable scenario	2.80%
Unfavorable scenario	3.49%

Coverage Ratio per Scenario
Favorable scenario	240.43%
Unfavorable scenario	299.54%

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	December 31, 2023			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Promissory notes	78,666,974	798,561	453,933	79,919,468
Unsecured corporate loans	103,526,126	1,789,054	526,952	105,842,132
Overdrafts	56,801,999	2,236,409	551,809	59,590,217
Mortgage loans	48,862,769	3,574,987	1,514,022	53,951,778
Automobile and other secured loans	12,769,661	2,298,694	258,972	15,327,327
Personal loans	42,937,115	7,283,041	1,615,016	51,835,172
Credit cards	205,712,162	16,246,795	1,682,077	223,641,034
Foreign Trade Loans	33,731,731	4,009,797	5,625,562	43,367,090
Other financing	134,941,492	1,457,017	-	136,398,509
Other receivables from financial transactions	6,395,670	132,241	4,063	6,531,974
Receivables from financial leases	18,793,549	1,833,245	98,744	20,725,538
Total	743,139,248	41,659,841	12,331,150	797,130,239

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.2.7 Collateral and other credit enhancements

A guarantee is an instrument by which the debtor of the Entity or a third party undertakes, in the event of default of the contracted obligation, to offer itself as support for its payment. The Entity accepts a guarantee as support against a possible default by the debtor.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of collateral, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received collateral. In accordance with the type of collateral, the guarantors may be people or companies (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors collateral held for financial assets considered to be credit-impaired  as it becomes more likely that the Group will take possession of collateral to mitigate potential credit losses.

Credit Impaired loans	Gross exposure	Allowances for loans losses	Book value	Fair value of collateral
Overdrafts	551,809	507,457	44,352	-
Financial Lease	98,744	81,439	17,305	34,794
Documents	453,933	342,285	111,648	73,270
Mortgage loans	1,514,022	736,553	777,469	814,204
Personal loans	1,615,016	1,532,260	82,756	-
Pledge loans	258,972	186,865	72,107	648,882
Credit cards	1,682,077	1,565,436	116,641	-
Other	6,156,577	2,839,137	3,317,440	2,953,136
Total	12,331,150	7,791,432	4,539,718	4,524,286

1.2.8 Credit risk provision

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following tables explain the changes in the credit risk provision corresponding to the Group between the beginning and the end of the year due to the factors indicated below as of December 31, 2023 and 2022:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2022	10,792,520	9,423,505	19,626,164	39,842,189
Transfers:
From Stage 1 to Etapa 2	(145,737)	341,203	-	195,466
From Stage 1 to Etapa 3	(4,896)	-	224,691	219,795
From Stage 2 to Etapa 3	-	(14,909)	85,417	70,508

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
From Stage 2 to Etapa 1	42,549	(111,414)	-	(68,865)
From Stage 3 to Etapa 2	-	5,016	(20,379)	(15,363)
From Stage 3 to Etapa 1	490	-	(11,092)	(10,602)
Additions	13,945,622	-	-	13,945,622
Collections	(13,461,527)	(2,564,209)	(5,202,920)	(21,228,656)
Accruals	56,205	299,254	2,677,636	3,033,095
Withdrawn financial assets	(1,839,190)	(4,207,426)	(9,586,970)	(15,633,586)
Portfolio sale	-	-	(5,662,526)	(5,662,526)
Exchange Differences and Others	2,779,792	6,360,597	14,384,329	23,524,718
Monetary result	(6,207,787)	(3,922,109)	(8,722,919)	(18,852,815)
Allowances for loan losses as of 12/31/2023	5,958,041	5,609,508	7,791,431	19,358,980

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2021	11,869,468	15,490,394	33,537,015	60,896,877
Transfers:
From Stage 1 to Etapa 2	(239,529)	1,487,641	-	1,248,112
From Stage 1 to Etapa 3	(39,434)	-	2,032,421	1,992,987
From Stage 2 to Etapa 3	-	(286,483)	1,362,499	1,076,016
From Stage 2 to Etapa 1	(7,256)	(2,067,638)	-	(2,074,894)
From Stage 3 to Etapa 2	-	(87,655)	(293,091)	(380,746)
From Stage 3 to Etapa 1	(92,806)	-	(230,302)	(323,108)
Additions	3,249,561	3,616,371	7,647,421	14,513,353
Collections	(1,318,045)	(2,427,827)	(5,162,127)	(8,907,999)
Accruals	3,614,000	3,752,961	9,800,873	17,167,834
Withdrawn financial assets	(1,479,934)	(1,834,191)	(9,199,278)	(12,513,403)
Exchange Differences and Others	426,619	298,749	1,934,888	2,660,256
Monetary result	(5,190,124)	(8,518,817)	(21,804,155)	(35,513,096)
Assets Before Allowances as of 12/31/2022	10,792,520	9,423,505	19,626,164	39,842,189

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2022	746,467,803	59,441,440	29,811,428	835,720,671
Transfers:
From Stage 1 to Etapa 2	(3,914,111)	3,914,111	-	-
From Stage 1 to Etapa 3	(303,408)	-	303,408	-
From Stage 2 to Etapa 3	-	(202,208)	202,208	-
From Stage 2 to Etapa 1	2,482,348	(2,482,348)	-	-
From Stage 3 to Etapa 2	-	38,181	(38,181)	-
From Stage 3 to Etapa 1	25,952	-	(25,952)	-
Additions	452,202,564	-	-	452,202,564
Collections	(170,758,908)	(11,739,962)	(7,085,326)	(189,584,196)
Accruals	59,400,087	3,619,436	5,060,605	68,080,128
Withdrawn financial assets	(1,839,190)	(4,207,426)	(9,586,970)	(15,633,586)
Portfolio sale	-	-	(5,814,155)	(5,814,155)
Exchange Differences and Others	5,618,077	24,248,996	15,252,857	45,119,930
Monetary result	(502,643,715)	(38,211,771)	(15,748,772)	(556,604,258)
Assets Before Allowances as of 12/31/2023	586,737,499	34,418,449	12,331,150	633,487,098

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2021	863,508,366	74,601,363	49,466,952	987,576,681
Transfers:
From Stage 1 to Etapa 2	(4,339,851)	4,339,851	-	-
From Stage 1 to Etapa 3	(674,849)	-	674,849	-
From Stage 2 to Etapa 3	-	(530,731)	530,731	-
From Stage 2 to Etapa 1	3,616,758	(3,616,758)	-	-
From Stage 3 to Etapa 2	-	235,228	(235,228)	-
From Stage 3 to Etapa 1	210,929	-	(210,929)	-
Additions	407,434,273	27,119,635	9,013,943	443,567,851
Collections	(218,516,270)	(13,635,329)	(7,438,591)	(239,590,190)
Accruals	(381,600,438)	(25,556,814)	2,464,795	(404,692,457)
Withdrawn financial assets	(1,479,934)	(1,834,191)	(9,199,278)	(12,513,403)
Exchange Differences and Others	15,578,295	630,647	2,164,461	18,373,403
Monetary result	62,730,524	(2,311,461)	(17,420,277)	42,998,786
Assets Before Allowances as of 12/31/2022	746,467,803	59,441,440	29,811,428	835,720,671

	As of December 31, 2023			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	78,666,974	798,561	453,933	79,919,468
Unsecured corporate loans	103,526,126	1,789,054	526,952	105,842,132
Overdrafts	41,821,430	1,395,503	551,809	43,768,742
Mortgage loans	48,862,769	3,574,987	1,514,022	53,951,778
Automobile and other secured loans	12,769,661	2,298,694	258,972	15,327,327
Personal loans	42,937,115	7,283,041	1,615,016	51,835,172
Credit card loans	64,290,982	9,846,309	1,682,077	75,819,368
Foreign Trade Loans	33,731,731	4,009,797	5,625,562	43,367,090
Other financings	134,941,492	1,457,017	-	136,398,509
Other receivables from financial transactions	6,395,670	132,241	4,063	6,531,974
Receivables from financial leases	18,793,549	1,833,245	98,744	20,725,538
Subtotal	586,737,499	34,418,449	12,331,150	633,487,098
Allowances for loan losses	(5,958,041)	(5,609,508)	(7,791,431)	(19,358,980)
Total	580,779,458	28,808,941	4,539,719	614,128,118

	As of December 31, 2023			Total
	Stage 1	Stage 2	Stage 3
Promissory notes	109,528,273	338,608	134,129	110,001,010
Unsecured corporate loans	126,747,483	350,203	1,325,496	128,423,182
Overdrafts	44,897,885	202,393	173,411	45,273,689
Mortgage loans	72,927,335	2,004,852	709,661	75,641,848
Automobile and other secured loans	22,652,760	1,266,879	405,197	24,324,836
Personal loans	111,267,420	6,148,950	2,583,516	119,999,886
Credit card loans	145,688,060	6,136,469	2,354,959	154,179,488
Foreign Trade Loans	49,867,844	1,849,831	1,480,395	53,198,070
Other financings	22,892,031	40,849,446	20,508,037	84,249,514
Other receivables from financial transactions	6,146,958	90,951	97,913	6,335,822
Receivables from financial leases	33,851,754	202,858	38,714	34,093,326
Subtotal	746,467,803	59,441,440	29,811,428	835,720,671
Allowances for loan losses	(10,792,520)	(9,423,505)	(19,626,164)	(39,842,189)
Total	735,675,283	50,017,935	10,185,264	795,878,482

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.2.9 Write-off policy

The Group derecognizes financial assets, in whole or in part, when it has exhausted all recovery efforts and has concluded that there are no reasonable expectations of recovery. Indicators that there is no reasonable expectation of recovery include (i) the cessation of foreclosure activity and (ii) when the Bank's recovery method is given by the foreclosure of the guarantee and the value of the guarantee is such that there is no reasonable expectation of full recovery.

The Group may derecognize financial assets that are still subject to execution activities. The contractual amounts pending collection of said derecognized assets during the year ended December 31, 2023 and 2022 amount to 9,090,153 and 24,494,621, respectively. The Group seeks to recover the amounts legally owed in full, but which have been partially written off the balance sheet because there is no reasonable expectation of full recovery.

	12.31.2023	12.31.2022

Balance at the beginning of the year	24,494,621	43,310,124
Additions	15,633,586	12,513,403
Disposals
Cash collection	(4,148,993)	(5,848,535)
Portfolio sales	(830,666)	(443,214)
Condonation	(12,355,883)	(21,585,735)
Exchange differences and other movements	(13,702,512)	(3,451,422)
Gross carrying amount	9,090,153	24,494,621

1.3.	Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

1.4.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				12/31/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañia Financiera S.A. (4)	Controlled	Reconquista 320, 1st floor C.A.B.A., Argentina	Financial Company	-	-	5.00%	99.90%
Tarjeta Automática S.A. (4)	Controlled	Bartolomé Mitre 434, 5th floor	Credit Card and Consumer Loans	-	-	7.85%	99.91%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				12/31/2023		12/31/2022
				Direct	Direct and Indirect	Direct	Direct and Indirect
		C.A.B.A., Argentina
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina(2)	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	100.00%	-	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 12/31/23 and 12/31/22
(2)	On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.
(3)	On May 31, 2023, by Board Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in the IGJ
(4)	On June 8, 2023, the definitive merger commitment with Banco Supervielle S.A. was signed. described in note 21 of the consolidated financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.5.	Associated

Associates are entities over which the Group has significant influence (directly or indirectly), but not control, generally accompanying a stake of between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the goodwill identified in the acquisition less accumulated impairment losses, if applicable. Dividends received from associated entities reduce the book value of the investment in them. Other changes subsequent to the acquisition in the Group's participation in the net assets of an associate are recognized as follows: (i) the Group's participation in the gains or losses of associates is recorded in the income statement as profit or loss. by associates and joint ventures and (ii) the Group's share in other comprehensive income is recognized in the statement of other comprehensive income and is presented separately. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group will cease to recognize its share of additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's participation in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

1.6. Foreign currency translation

(a)	Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of December 31, 2023 and 2022  the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.7.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

1.8.	Segment Reporting

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), and whose financial information is evaluated on a regular basis by the chief operating decision maker.

Operating segments are reported in a manner consistent with the internal reporting provided to:

(i)Key personnel of the senior management who account for the main authority in operating decision-making processes and is responsible for allocating resources and assessing the performance of operating segments; and
(ii)The Board, who is in charge of making strategic decisions of the Group.
1.9.	Financial Instruments

Initial Recognition and measurement

Financial assets and financial liabilities are recognized when the entity becomes a party to the contractual provisions of the instrument. Purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

At initial recognition, the Group measures a financial asset or liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability, such as fees and commissions.

When the fair value of financial assets and liabilities differs from the transaction price on initial recognition, the Group recognizes the difference as follows:

-	When the fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that only uses data from observable markets, the difference is recognized as a gain or loss.
-	In all other cases, the difference is deferred and the timing of recognition of deferred day one profit or loss is determined individually. It is either amortized over the life of the instrument until its fair value can be determined using market observable inputs, or realized through settlement.

Financial Assets

a – Debt Instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds and, accounts receivables purchased from clients in non-recourse factoring transactions.

Classification

Pursuant to IFRS 9, the Entity classifies financial assets depending on whether these are subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of:

a)	the Group’s business model for managing financial assets, and;
b)	the cash-flows characteristics of the financial asset

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Business Model

The business model refers to the way in which the Group manages a set of financial assets to achieve a specific business objective. It represents the way in which the Group maintains the instruments for the generation of funds.

The business models that the group can follow are the following:

-	Hold the instruments until maturity;
-	Keep the instruments in portfolio for the collection of the flow of funds and, in turn, sell them if convenient; or
-	Maintain the instruments for their negotiation.

The Group determines its business model at the level that best reflects how it manages groups of financial assets to achieve a specific business objective.

The business model of the Group does not depend on the management’s intentions for an individual instrument. Therefore, this business model is not evaluated instrument by instrument, but at a higher level of aggregated portfolios and is based on observable factors such as:

-	How the business model’s return is evaluated and how financial assets held in that business model are evaluated and reported to the Group’s key personnel.
-	The risks affecting the business model’s return (and financial assets held in that business model) and, particularly, the way these risks are managed.
-	How the Group’s key personnel is compensated (for instance, if salaries are based on the fair value of the assets managed or on contractual cash flows collected)
-	The expected frequency, the value, moment and reasons of sales are also important aspects.

The evaluation of the business model is based on reasonably expected scenarios, irrespective of worst-case or stress case scenarios. If after the initial recognition cash flows are realized in a different manner from the original expectations, the Group will not change the classification of the remaining financial assets held in that business model, but it will consider such information for evaluating recent purchases or originations. An instrument’s reclassification is only made when, and only when, an entity changes its business model for managing financial assets.

Contractual Cash Flow Characteristics

Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the financial instruments’ cash flows represent solely payments of principal and interest. Where the contractual terms introduce exposure to risk or volatility that are inconsistent with a basic lending arrangement, the related financial asset shall be classified and measured at fair value through profit or loss.

Based on the aforementioned, there are three different categories of Financial Assets:

i)Financial assets at amortized cost.

Financial assets shall be measured at amortized cost if both of the following conditions are met:

(a)	the financial asset is held for collection of contractual cash flows, and

(b)	the assets’s cash flows represent solely payments of principal and interest.

These financial instruments are initially recognized at fair value plus incremental and directly attributable transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost less its accumulated amortization plus accrued interest (calculated according to the effective rate method), net of any impairment loss. The effective interest method uses the rate that allows discounting the future cash flows that are estimated to be received or paid in the life of the instrument or a shorter period, if appropriate, equaling the net book value. When applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(a)	the financial asset is held for collection of contractual cash flows and for selling financial assets and

(b)	the asset’s cash flows represent solely payments of principal and interest.

These instruments shall be initially recognized at fair value plus or minus transaction costs that are incremental and directly attributable to the acquisition or issue of the instrument, and subsequently measured at fair value through other comprehensive income. Gains and losses arising out of changes in fair value shall be included in other comprehensive income within a separate component of equity. Impairment gains or losses or reversal, interest revenue and foreign exchange gains and losses on the instrument’s amortized cost shall be recognized in profit or loss. At the time of sale or disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is determined using the effective interest rate method.

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-	Instruments held for trading
-	Instruments specifically designated at fair value through profit or loss
-	Instruments with contractual cash-flows that do not represent solely payments of principal and interest

These financial instruments are initially recognized at fair value and any change in fair value measurement is charged to the income statement.

The Group classifies a financial instrument as held for trading if such instrument is acquired or incurred for the main purpose of selling or repurchasing it in the short term, or it is part of a portfolio of financial instruments which are managed together and for which there is evidence of short-term profits or if it is a derivative financial instrument not designated as a hedging instrument. Derivatives and trading securities are classified as held for trading and are measured at fair value.

The fair value of these instruments was calculated using the quotes in force at the end of each fiscal year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out under conditions of mutual independence, between interested and duly informed parties, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or discounted cash flow analysis. The estimation of fair values is explained in greater detail in the section “critical accounting policies and estimates”.

In addition, financial assets may be valued (“designated”) at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

b – Equity Instruments

Equity instruments are instruments that do not contain a contractual obligation to pay and that evidence a residual interest in the issuer’s net assets.

Such instruments are measured at fair value through profit and loss, except where the Group’s senior management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.

Derecognition of Financial Assets

The Group recognizes the write-off of financial assets only when any of the following conditions are met:

1.	The rights on the financial asset cash flows have expired; or
2.	The financial asset is transferred pursuant to the requirements in 3.2.4 of IFRS 9.

The Group derecognizes financial assets that have been transferred only when the following characteristics are met:

1.	The contractual rights to receive the cashflows from the assets have expired or when they have been transferred and the Group transfers substantially all the risks and rewards of ownership.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

2.	The Entity retains the contractual rights to receive cash flows from assets but assumes a contractual obligation to pay those cash flows to other entities and transfers substantially all of the risks and rewards. These transactions result in derecognition if the Group:
a.Has no obligation to make payments unless it collects amounts from the assets;
b.Is prohibited from selling or pledging the financial assets;
c.Has an obligation to remit any cash it collects from the assets without material delay.

Write Off of Financial Assets

The Group reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering a financial asset in its entirety of a portion thereof. A write-off constitutes a derecognition event.

Financial Liabilities

Classification

The Group classifies its financial liabilities as subsequently measured at amortized cost using the effective rate method, except for:

-	Financial liabilities at fair value through profit or loss.
-	Financial liabilities arising from the transfer of financial assets which did not qualify for derecognition.
-	Financial guarantee contracts and loan commitments.
-	Commitments to grant loans at rates below the market rate

Financial Liabilities valued at fair value through profit or loss: At initial recognition, the Group can designate a liability at fair value through profit or loss if it reflects more appropriately the financial information because:

-	The Group eliminates or substantially reduces an accounting mismatch in measurement or recognition inconsistency; or
-	if financial assets and financial liabilities are managed and their performances assessed on a fair value basis according to an investment strategy or a documented risk management; or
-	if a host contract contains one or more embedded derivatives and the Group has opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: A guarantee contract is a contract which requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantee contracts and loan commitments are initially measured at fair value and subsequently measured at the higher of the amount of the loss allowance and the unaccrued premium at year end.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when they are extinguished; this is, when the obligation specified in the contract is discharged, cancelled or expires (See note 1.26)

1.10.	Derivatives

Derivatives are initially recognized at their fair value on the date on which the derivative contract is entered into and are subsequently remeasured at fair value.

All derivative instruments are recognised as assets when their fair value is positive, and as liabilities when their fair value is negative. Any change in the fair value of derivative instruments is included in the income statement.

The Group does not apply hedge accounting.

1.11.	Repo Transactions

Sale and repurchase agreements ("pass transactions"), which effectively provide the lender's return to the counterparty, are treated as collateralized financing transactions. Securities sold under such sale and repurchase agreements are not derecognized. Securities are not reclassified in the statement of financial position unless the transferee has the contractual

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

or customary right to sell or replace the securities, in which case they are reclassified as repurchase accounts receivable. The corresponding liability is presented under Financing received from the B.C.R.A. and other Financial Institutions.

Securities purchased under resale agreements ("active repo operations"), which effectively provide the lender's return to the Group, are recorded as debts under the item Financing received from the B.C.R.A. and other Financial Institutions.

The difference between the sale price and the repurchase price or the purchase price and the resale price, adjusted for interest and dividends received by the counterparty or by the Group, as the case may be, make up the transaction premium, which is treated as interest income or expense and are accrued over the life of the repo agreements using the effective interest method.

1.12.	Leases

Group as lessor

Operating leases

Leases where the lessor retains a substantial portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of lease incentives) are recognized in profit or loss on a straight-line basis over the term of the lease. In addition, the Group recognizes the associated costs such as amortization and expenses.

The historical cost includes expenditures that are directly attributable to the acquisition of these items and those expenses are charged to profit or loss during the lease term.

The depreciation applied to the leased underlying assets is consistent with the one applied to similar assets’ group. In turn, the Group applies IAS 36 for the application of identified losses

Finance leases

They have been recorded at the current value of the unearned amounts, calculated according to the conditions agreed in the respective contracts, based on the interest rate implicit in them.

Initial measurement

The Group uses the interest rate implicit in the lease to measure the net investment. This is defined in such a way that the initial direct costs are automatically included in the net investment of the lease.

Initial direct costs, other than those incurred by manufacturers or concessionaires, are included in the initial measurement of the net investment of the lease and reduce the amount of income recognized over the term of the lease. The interest rate implicit in the lease is defined in such a way that initial direct costs are automatically included in the net investment in the lease; there is no need to add them separately.

The difference between the gross amount receivable and the present value represents the finance income that is recognized over the term of the lease. Finance income from leases is recorded in profit or loss for the year. Impairment losses are recognized in income for the year.

See accounting policy related to those leases in which the Group acts as lessee in note 12 to these consolidated financial statements.

1.13.	Property, plant and equipment

a)	Basis of measurement used

Property, plant and equipment is measured at historical cost less depreciation, except for land and buildings, where Grupo Supervielle adopted the revaluation model. The historical cost includes expenditure that is directly attributable to the acquisition or building of these items.

All other property, plant and equipment were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated impairment losses, if any, except for real estate, for which Grupo Supervielle adopted the revaluation method. The cost includes the expenses that are directly attributable to the acquisition or construction of these items.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Management updates the valuation of the fair value of land, buildings, facilities and machinery (classified as property, plant and equipment), taking into account independent valuations. Management determines the value of property, plant and equipment within a range of fair value estimates and considering the currency in which the market transactions are carried out. The revaluations are carried out with sufficient regularity, in order to ensure that the book value, at all times, does not differ significantly from the fair value of each asset subject to revaluation.

The subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Grupo Supervielle, and the cost of the item can be measured reliably. The carrying amount of an asset is derecognized when replaced.

Repairs and maintenance expenses are charged to profit or loss when they are incurred.

b)	Depreciation methods used

Depreciation is calculated using the straight-line method, applying annual rates sufficient to extinguish the values of assets at the end of their estimated useful lives. In those cases in which an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The following chart presents the useful life for each item included in property, plant and equipment:

Property, plant and equipment	Estimated useful life
Buildings	50 Years
Furniture	10 Years
Machines and equipment	5 Years
Vehicles	5 Years
land	not amortized
Work in progress	not amortized

The residual values of property, plant and equipment, the useful lives and the depreciation methods are reviewed and adjusted if necessary, at the closing date of each fiscal year or when there are indications of impairment.

The carrying amount of property, plant and equipment is immediately reduced to its recoverable amount when the carrying amount is greater than the estimated recoverable amount

c)	Result from sale

The results for the sale of property, plant and equipment are calculated by comparing the income obtained with the book value of the respective asset. The resulting profits or losses are recorded in the consolidated statement of comprehensive income.

d)	Buildings- Revaluation and historical cost

The following table reveals the following information related to the class of assets that have been accounted for at their revalued value, as well as the book values that would have been recognized if the assets had been accounted for under a cost model:

Class 12/31/2023	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Buildings	Tribunal de Tasaciones de la Nación	12/31/2023	33,232,336	(2,093,626)	31,138,710	17,872,826
	CM Ingeniería en Valuaciones
	Serinco
	Reporte Inmobiliario

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Class 12/21/2022	Appraiser	Revaluation date	Revaluation Adjustment – OCI accumulated			Carrying amount if it had been recorded under the Cost Model
			At the Beginning of the year	Change of year	At the End of the year
Inmuebles	Serinco	12/31/2022	35,808,240	(2,639,732)	33,168,508	16,339,260

The revaluation of the land and buildings owned by the entity shows a negative result of 2,093,626 as of December 31, 2023 and a negative result of  2,639,732 as of December 31, 2022, which added to its historical cost and net of depreciation of the revaluation yields a total of 31,138,710 y 33,168,508 for this asset class, as of December 31, 2023 and 2022, respectively.

In fiscal year 2023, the sum of  (1,817,026) is allocated to Other Comprehensive Income (OCI) 62,417 to other operating income and (339,018) to depreciation and impairment of non-financial assets  .

Investment properties

a)Measurement bases used

Investment properties are composed of  buildings held for obtaining a rent or for capital appreciation or both, but is never occupied by the Group.

Investment properties are measured at its fair value, and any gain or loss arising from a change in the fair value is recognized in profit or loss. Investment properties are never depreciated. The fair value is determined using sales comparison approach prepared by the Group’s management considering a report of an independent valuation expert. The sales prices of comparable properties are adjusted considering the specific aspects of each property, with the most relevant premise being the price per square meter (Level 3).

Investment properties under the cost approach reflect the amount that would be required to replace the service capacity of the asset. They were valued at acquisition or construction cost, net of accumulated depreciation and / or accumulated depreciation losses. The cost includes expenses that are directly attributable to the acquisition or construction of these items.

Below are the figures included in the results of the year for Investment Properties:

	12/31/2023	12/31/2022
Income derived from rents (rents charged)	89,087	228,579
Direct operating expenses of properties that generated income derived from rents	(15,681)	(17,655)
Fair value remeasurement	(7,012,278)	(2,503,275)

The net result generated by the investment property as of December 31, 2023 and 2022 amounts to a loss of 6,938,872 and a loss of 2,292,351 respectively, and is recognized under "Other operating income", "Administrative expenses" and "Other operating expenses". in the consolidated comprehensive income statement.

Gain and losses on disposals are determined by comparing proceeds with the carrying amount.

1.14.Intangible Assets

(a)Goodwill

Goodwill resulting from the acquisition of subsidiaries, associates or joint ventures account for the excess of the:

(i)the cost of an acquisition, which is measured as the sum of the consideration transferred, valued at fair value at the acquisition date plus the amount of non-controlling interest; and
(ii)the fair value of the identifiable assets acquired and the liabilities assumed of the acquiree.

Goodwill is included in the intangible assets item in the consolidated financial statement.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Goodwill is not amortized. The Group evaluates annually, or when there are signs of impairment, the recoverability of goodwill based on discounted future cash flows plus other information available at the date of preparation of the consolidated financial statements. Impairment losses, once recorded, are not reversed. Gains and losses on the sale of an entity include the balance of goodwill related to the entity sold.

Goodwill is assigned to cash-generating units for the purpose of performing recoverability tests. The allocation is made among those cash-generating units (or groups of units), identified according to the operating segment criteria, that benefit from the business combination from which the goodwill arose.

(b)	Software

Costs associated with software maintenance are recognized as an expense when incurred. Development, acquisition and implementation costs that are directly attributable to the design and testing of the identifiable and unique software that the Group controls are recognized as assets.

The development, acquisition or implementation costs initially recognized as expenses for a period are not subsequently recognized as the cost of the intangible asset. The costs incurred in the development, acquisition or implementation of software, recognized as intangible assets, are amortized by applying the straight-line method over their estimated useful lives, in a term that does not exceed five years.

(c)	Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combination are recognized at their estimated fair value at the acquisition date.

Intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still applicable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the greater of the recoverable value of the asset or its value in use. For purposes of the impairment test, assets are grouped at the lowest level at which they generate identifiable cash flows (cash-generating units). Impairments of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

Goodwill impairment

Goodwill are assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2023	12/31/2022
Supervielle Seguros S.A.	88,686	88,686
Banco Regional de Cuyo S.A.	464,982	464,982
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	16,902,605	16,902,605
Micro Lending S.A.U.	9,308,612	13,308,612
Supervielle Agente de Negociación S.A.U.	46,943	46,943
Others	215,316	215,316
Total	27,027,144	31,027,144

The recoverable amount of a cash generating unit is determined on the basis of use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined on the basis of past results, other external sources of information and their expectations of market development.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The discount rates used were 15.6% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used, the amount of MILA financing and IOL operating income are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2023	2024	2025	2026	2027	2028
Inflation (end of year)	211.4%	205.6%	80.4%	49.8%	23.7%	8.5%
Inflation (average)	133.5%	249.1%	104.9%	62.0%	34.4%	13.4%
Cost of funding (average)	63.0%	70.0%	45.3%	31.6%	17.8%	9.4%
Loan’s interest rate (average)	82.8%	88.0%	59.3%	43.6%	27.8%	17.4%
Amount of Micro Lending' financing	5,798	7,080	9,996	12,504	14,004	14,004
InvertirOnline'Operating income	7,326	21,213	51,990	88,474	118,939	134,834

As of December 31, 2023, political conditions negatively affected the Argentine economy in general, causing, mainly on that date:

• An inflationary acceleration and greater devaluation of the Argentine peso, with the accumulated inflation index being 211.4% during 2023 (CPI) and the variation in the BCRA Com exchange rate. “A” 3,500, for the same period, of 356.4%.

• Exchange restrictions in order to contain the demand for dollars.

• Reduction of the 1-day passive repo rate from 126% to 100% n.a. (171.5% e.a.). Thus, the interest rate on 1-day repos for FCI was 85% n.a. (133.7% n.a.), while the 1-day active repo interest rate remained at 160% n.a. (393.6% e.a.).

To what was mentioned above we must add the following conditions for the pledge business

• During 2023, loans for automotive purposes have decreased their share of the product more than the sector of loans to the non-financial private sector as a whole.

• The balance of loans for automobile use in the financial system (BCRA) is at historic lows, representing 0.2% of GDP.

• Both the patenting of 0KM units, and the percentage of these transactions that are carried out through financing, are in slight recovery but quite far from historical highs.

• Financing of used vehicles is relevant in MILA's operations. The pledge business has not been immune to the exposed market conditions, maintaining the amount of financing granted in the order of 5,800 operations (1% below 2022), which is a depressed level of activity in the historical series.

Consequently, as of December 31, 2023, an adjustment has been determined for impairment in the goodwill of Micro Lending S.A.U., given that the estimate of the value attributable to the cash-generating unit was 10,477,611. Based on this, a devaluation of 4,000,000 was recorded in the item depreciation and depreciation of assets, classified in the “People and Business” segment.

The rest of the business keys have been tested as of the date of the financial statements and no impairment losses have been identified.

The sensitivity analysis of the cash generating units to which goodwill was assigned, excluding Micro Lending S.A.U., was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment losses on goodwill in the segment under these conditions.

1.15.Inventories

As of December 31, 2023, The Group does not have a balance of inventories.

As of December 31, 2022, inventories are valued at the lower of cost and net realizable value. Cost includes the acquisition costs (net of discounts, rebates and similar), as well as other costs that have been incurred to bring the inventories to their current location and conditions to be commercialized. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of sale.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The inventories’ net realizable values are reviewed and adjusted if carrying amount is greater than its net realizable value at the end of each reporting year.

The Group establishes an allowance for obsolete inventory and low turnover rate products at the end of each year.

1.16.Devaluation of non-financial assets

Assets with an indefinite useful life are not subject to amortization and are subjected to annual impairment tests. Unlike the previous assumption, those assets that are amortizable are subjected to impairment tests when events or circumstances occur that indicate that their book value may not be recovered or, minimally, on an annual basis.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the net amount that would be obtained from their sale or their value in use. For impairment test purposes, assets are grouped at the lowest level at which they generate identifiable cash flows (cash generating units). The book value of non-financial assets other than goodwill on which an impairment has been recorded is reviewed at each reporting date to verify possible impairment reversals.

1.17.Trust Assets

Assets held by the Group in its Trustee role, are not included in the Consolidated Financial Statements. Commissions and fees earned from trust activities are included in Service fee income.

1.18.Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statement where the Group has a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

1.19. Financing received from the Argentine Central Bank and other Financial Institutions

The amounts owed to other financial institutions are recorded at the time the bank disburses the proceeds to the Group. Non-derivative financial liabilities are measured at amortized cost.

In the event that the Group repurchases its own debt, it is eliminated from the consolidated financial statements and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.20.Provisions / Contingencies

A provision will be recognized when:

-	an entity has a present obligation (legal or implicit) as a result of past event;
-	it is probable that an outflow of resources embodying future economic benefits will be required to settle the obligation; and
-	the amount can be reliably estimated.

An Entity will be deemed to have an implicit obligation where (a) the Group has assumed certain responsibilities as a consequence of past practices or public policies and (b) as a result, the Group has created an expectation that it will discharge those responsibilities

The Group recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are calculated based on lawyers’ reports about the status of the proceedings and the estimate about the potential losses to be afforded by the Group, as well as on the basis of  past experience in this type of claims.

For miscellaneous risks: These provisions are set up to address contingencies that may trigger obligations for the Group. In estimating the provision amounts, the Group evaluates the likelihood of occurrence taking into consideration the opinion of its legal and professional advisors.

Other contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the Group; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other contingent liabilities are not recognized. Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

The Group does not account for positive contingencies, other than those arising from deferred taxes and those contingencies whose occurrence is virtually certain.

As of the date of these consolidated financial statements, the Group's management believes there are no elements leading to determine the existence of contingencies that might be materialized and have a negative impact on these consolidated financial statements other than those disclosed in Note 15.

1.21.Other non-financial liabilities

Non-financial accounts payable are accrued when the counterparty has fulfilled its contractual obligations and are measured at amortized cost.

1.22.Employee benefits

Provisions related to early retirement plans are established. The liability related to these plans and benefits is not expected to be settled in the next 12 months. Therefore, they are measured at the present value of the future flows of funds that are expected to be realized with respect to the services provided by employees until the end of the year using the unit of credit method. The level of salaries, experience and separations, as well as years of service, are taken into account. Expected future payments are discounted using the market rate at the end of the year corresponding to sovereign bonds with terms and currency that match the expected flows. Remeasurements as a result of experience and changes in actuarial premises are recognized in results.

Provisions for short-term benefits are measured at the present value of the disbursements that are expected to be required to settle the obligation using a pre-tax interest rate that reflects current market conditions on the value of money and the specific risks for said obligation. obligation. The increase in the provision for the passage of time is recognized in the net financial results caption of the consolidated statement of comprehensive income.

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting year are discounted to present value.

Non-financial accounts payable are accrued when the counterparty has complied with its obligations under the contract and are valued at amortized cost.

1.23.Debt Securities

Subordinated and unsubordinated Debt Securities issued by the Group are measured at amortized cost. Where the group buys back its own debt securities , such obligations will be derecognized from the Consolidated Financial Statements and the difference between the residual value of the financial liability and the amount paid will be recognized as financial income or expenses.

The detail of the programs is described in note 18.5.

1.24.Assets and liabilities derived from insurance contracts

The Group applies IFRS 4 “Insurance Contracts” in order to recognize and measure the assets and liabilities derived from insurance contracts.

Assets derived from insurance contracts

An insurance contract is a contract under which the Group (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its term, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expired.

The insurance contracts offered by the Group include property insurance that covers combined family insurance, theft and similar risks, property damage, personal accidents, among other risks. They also include temporary life insurance contracts.

Total premiums are recognized on the date of issuance of the policy as an account receivable. At the same time, a reserve for unearned premiums representing premiums for risks that have not yet expired is recorded as a liability. Unearned premiums are recognized as income during the contract period, which is also the coverage and risk period.

Additionally, the Group carries out the activity of Intermediation of insurance contracts through an insurance broker, having operations in the property and life branches. Commissions for said intermediation are recognized on the policy collection date as an account receivable.

The book value of insurance accounts receivable is reviewed for impairment whenever events or circumstances indicate that the book value may not be recoverable. The impairment loss is recorded in the income statement.

Liabilities derived from insurance contracts

Debt with insured

The insurance claims reserves represent debts with insured people for claims reported to the company and an estimate of the claims that have already been incurred but that have not yet been reported to the company (IBNR). The reported claims are adjusted on the basis of technical reports received from independent appraisers.

Debts with reinsurers and co-insurers

The Group mitigates the risk for some of its insurance businesses through co-insurance or reinsurance contracts in other companies. In the case of co-insurance, the Group associates with another company to cover a risk assuming only a percentage of it and also the premium. In reinsurance, the risk is transferred to another insurance company both proportionally (as a percentage of the risk) and not proportionally (excess loss is covered above a certain limit). The reinsurance agreements assigned do not exempt the Group from its obligations to the insured.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with producers

They represent liabilities with insurance agents originated in the commissions for the insurance operations that they originate for the Group companies. The balances of the current accounts with these entities are also included.

Technical commitments

The current risk reserve regularizes the premiums to be collected based on the incurred but not reported risks.

1.25.Capital and capital adjustments

The accounts included in this item are expressed in currency that has not contemplated the variation of the price index since February 2003, except for the "Capital Stock" item, which has been maintained at its nominal value.

Common shares are classified in equity and are recorded at face value.

As indicated in note 20 to the consolidated financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.26.Reserves and Dividend distribution

Pursuant to provisions set by the Argentine Corporations law, the Group and its subsidiaries, other than Banco Supervielle and Cordial Compañía Financiera, are required to appropriate 5% of the net income for the fiscal year to the legal reserve until such reserve is equal to 20% of Capital stock, plus the balance of the Capital Adjustment account.

As concerns Banco Supervielle and Cordial Compañía Financiera, according to the regulations set forth by the Argentine Central Bank, 20% of net income for the fiscal year, net of previous years’ adjustments, if any, is required to be appropriated to the legal reserve. Notwithstanding the aforementioned, in appropriating amounts to other reserves, Financial Institutions are required to comply with the provisions laid down by the Argentine Central Bank in the revised text on distribution of dividends described in Note 18.6.

Given the repurchase of treasury shares carried out by the Company, described in note 22, the Company has a restriction on the distribution of results and/or reversal of free reserves of $1,383,270 (figure expressed in thousands of $) equivalent to the cost of acquisition of own shares.

The distribution of dividends to the Group’s shareholders is recognized as a liability in the consolidated financial statements for the fiscal year in which dividends are approved by the Group’s Shareholders.

1.27.Revenue Recognition

Financial income and expense is recognized in respect of all debt instruments in accordance with the effective interest rate method, pursuant to which all gains and losses which are an integral part of the transaction effective interest rate are deferred.

The results that are included within the effective rate include expenditures or income related to the creation or acquisition of a financial asset or liability, such as compensation received for the analysis of the client's financial condition, negotiation of the terms of the instrument, the preparation and processing of the documents necessary to conclude the transaction and the compensations received for the granting of credit agreements that are expected to be used by the client. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the caption "Liabilities at fair value through profit or loss", which are measured at fair value.

It should be noted that the commissions that the Group receives for the origination of syndicated loans are not part of the effective rate of the product, being these recognized in the Statement of Income at the time the service is provided, as long as the Group does not withhold part of it or this is kept in the same conditions as the rest of the participants. The commissions received by the Group for the negotiations in the transactions of a third party are not part of the effective rate either, these being recognized at the time they are perfected.

IFRS 15 establishes the principles that an entity must apply to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that which reflects the payment to which it is expected to be entitled for the services provided.

The income from the Group's services is recognized in the income statement in accordance with the fulfillment of performance obligations, thus deferring those income related to customer loyalty programs, which are provisioned based on the fair value of the point and its redemption rate, until they are exchanged by the client and can be recognized in the results of the year.

Below is a summary of the main commissions earned by the Group:

Commission	Frecuency of revenue recognition
Account maintenance	Monthly
Safe deposit boxes	Semi-annual
Issuing Bank	Event driven
Credit Card renewal	Annual
Check management	Event driven

Income from investment property rentals is recognized in the consolidated statement of comprehensive income based on the straight-line method over the term of the lease, in accordance with the provisions of note 1.13.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

1.28.Income tax

Income tax expense for the year includes current and deferred tax. Income tax is recognized in the consolidated statements of income, except for items required to be recognized directly in other comprehensive income. In this case, the income tax liability related to such items is also recognized in such statement.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted as of the date of the Statement of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically assesses the position assumed in tax returns in connection with circumstances in which the tax regulation is subject to interpretation. The Group sets up provisions in respect of the amounts expected to be required to pay to the tax authorities.

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising from the carrying amount of assets and liabilities and their tax base. However, the deferred tax arising from the initial recognition of an asset or liability in a transaction other than a business combination which, at the time of the transaction does not affect income or loss for accounting or tax purposes, is not recorded. Deferred income tax is determined using tax rates (and laws) enacted as of the date of the Financial Statements and that are expected to be applicable when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred income tax assets are recognized only to the extent future tax benefits are likely to arise against which the temporary differences can be offset.

The Group recognizes a deferred tax liability for taxable temporary differences related to investments in subsidiaries and affiliates, except that the following two conditions are met:

●	the Group controls the timing on which temporary differences will be reversed; and
●	such temporary differences are not likely to be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when a legal right exists to offset current tax assets against current tax liabilities and to the extent such balances are related to the same tax authority of the Group or its subsidiaries, where tax balances are intended to be, and may be, settled on a net basis..

1.29.Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Group’s shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing the net income for the year by the weighted average number of common shares issued and dilutive potential common shares at year end. Since the Company has no dilutive potential common shares outstanding, there are no dilutive earnings per share amounts.

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitors the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied judgment in identifying indicators of impairment of property, plant and equipment and intangible assets that are amortized. The Group has requested appraisals for its properties as of December 31, 2023, recording devaluation in some of them (see note 1.12. d), while for the rest of the categories of fixed assets and intangibles and goodwill, they have not been identified. indications of impairment for any of the periods presented in the consolidated financial statements.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred tax is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium-term business plan prepared by the administration. Such plan is based on reasonable expectations. See note 4 to the financial consolidated statements.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

Grupo Supervielle´s clients receive the following services:

●	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record annual sales of up to 500,000
-	"Small and Medium Size Companies", companies that record annual sales of over 500,000 up to 5,000,000
●	Corporate Baking Segment:
-	Megras that record annual sales over 5,000,000 up to 7,000,000
-	Big Companies. Grandes companies that record annual sales of over 7,000,000

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Grupo Supervielle considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking: Through this segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs, and small businesses and SMEs.

b-    Corporate Banking: Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

c-    Bank Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-    Consumer Finance: As of December 31, 2022, the residual operations of IUDÚ and Card Automática are reflected, operations that were within a merger process of said companies with Banco Supervielle as described in Note 21 to these financial statements.

e-    Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-    Asset Management and Other Services: Supervielle offers a variety of other services to its clients, including mutual fund products through Supervielle Asset Management S.A., retail brokerage services through InvertirOnline S.A.U., non-financial products through Espacio Cordial Servicios S.A. and until February 2023 it offered payment solutions to retailers through Bolsillo Digital S.A.U.

Operating results of the different operating segments of Grupo Supervielle are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance analysis of each segment. The performance of such segments will be evaluated based on operating income and is measured consistently with operating income/(expenses) of the consolidated income statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitable manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

Grupo Supervielle does not present information by geographical segments because there are no operating segments in economic environments with risks and rewards that are significantly different.

The following chart includes information by segment as of December 31,2023 and 2022, respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Interest income	255,070,428	161,646,276	778,085,171	185,695	3,464,527	6,195,807	1,204,647,904
Interest expenses	(292,693,459)	(99,562,805)	(432,510,602)	-	(481,169)	1,425,159	(823,822,876)
Distribution of results by Treasury	203,751,598	9,161,791	(212,913,389)	-	-	-	-
Net interest income	166,128,567	71,245,262	132,661,180	185,695	2,983,358	7,620,966	380,825,028
Services Fee Income	60,345,902	7,459,745	570,174	-	26,447,148	(1,697,717)	93,125,252
Services Fee Expenses	(21,318,192)	(1,343,255)	(569,742)	-	(944,888)	-	(24,176,077)
Income from insurance activities	-	-	-	13,122,997	-	1,286,472	14,409,469
Net Service Fee Income	39,027,710	6,116,490	432	13,122,997	25,502,260	(411,245)	83,358,644
Subtotal	205,156,277	77,361,752	132,661,612	13,308,692	28,485,618	7,209,721	464,183,672
Net income from financial instruments at fair value through profit or loss	926,137	(13,487)	65,640,998	11,047,489	5,800,702	2,562,881	85,964,720
Income from withdrawal of assets rated at amortized cost	145,846	-	18,946,744	-	-	1,008,741	20,101,331
Exchange rate difference on gold and foreign currency	(5,818,881)	(7,469,756)	12,474,869	1,050	3,618,385	2,995,241	5,800,908
NIFFI And Exchange Rate Differences	(4,746,898)	(7,483,243)	97,062,611	11,048,539	9,419,087	6,566,863	111,866,959
Result from exposure to changes in the purchasing power of the currency	26,191,260	(6,733,931)	(98,159,045)	(11,650,236)	(8,041,524)	(13,021,360)	(111,414,836)
Other operating income	11,608,309	5,803,159	4,384,023	44,079	3,077,190	(1,218,310)	23,698,450
Loan loss provisions	(26,277,516)	(5,176,215)	(162,055)	-	-	(5,500)	(31,621,286)
Net operating income	211,931,432	63,771,522	135,787,146	12,751,074	32,940,371	(468,586)	456,712,959

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Personnel expenses	(117,449,867)	(20,814,845)	(10,139,447)	(3,751,633)	(8,080,361)	(159,299)	(160,395,452)
Administration expenses	(69,151,750)	(4,772,122)	(3,847,512)	(3,141,695)	(5,203,857)	1,678,242	(84,438,694)
Depreciations and impairment of non-financial assets	(26,154,603)	(3,532,728)	(1,563,558)	(273,688)	(290,446)	(402,553)	(32,217,576)
Other operating expenses	(43,762,028)	(18,470,438)	(28,433,230)	(2,842)	(2,319,459)	(28,076)	(93,016,073)
Operating income	(44,586,816)	16,181,389	91,803,399	5,581,216	17,046,248	619,728	86,645,164
Result from associates and joint ventures	-	-	-	-	48,675	(48,675)	-
Result before taxes	(44,586,816)	16,181,389	91,803,399	5,581,216	17,094,923	571,053	86,645,164
Income tax	13,974,251	(5,877,263)	(33,655,872)	(1,993,445)	(6,519,364)	(1,169,199)	(35,240,892)
Net (loss) / income	(30,612,565)	10,304,126	58,147,527	3,587,771	10,575,559	(598,146)	51,404,272
Net (loss) / income for the period attributable to owners of the parent company	(30,612,565)	10,304,126	58,147,527	3,587,771	10,575,559	(639,287)	51,363,131
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	41,141	41,141
Other comprehensive (loss) / income	(255,681)	(100,750)	4,461,523	(650,143)	442,857	(724,433)	3,173,373
Other comprehensive (loss) / income attributable to owners of the parent company	(255,681)	(100,750)	4,461,523	(650,143)	442,857	(728,659)	3,169,147
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	4,226	4,226
Comprehensive (loss) / income for the period	(30,868,246)	10,203,376	62,609,050	2,937,628	11,018,416	(1,322,579)	54,577,645
Comprehensive (loss) / income attributable to owners of the parent company	(30,868,246)	10,203,376	62,609,050	2,937,628	11,018,416	(1,367,946)	54,532,278
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	45,367	45,367

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2023
Cash and due from banks	110.764.865	3.027.754	110.072.448	4.253	3.774.939	1.454.013	229.098.272
Debt securities at fair value through profit or loss	56.033	844.260	19.562.584	5.333.658	6.137.589	1.598.340	33.532.464
Loans and other financing	259.366.382	196.646.291	26.040.108	5.018.210	609.543	(409.981)	487.270.553
Other debt securities	1.207.526	-	254.632.865	755.780	16	9.571.047	266.167.234
Other Assets	67.222.788	24.588.393	917.097.477	7.024.919	34.590.087	(3.475.625)	1.047.048.039
Total Assets	438.617.594	225.106.698	1.327.405.482	18.136.820	45.112.174	8.737.794	2.063.116.562

Liabilities by segments
Deposits	580.111.750	215.174.968	753.861.511	-	-	(220.173)	1.548.928.056
Financing received from the Argentine Central Bank and others financial institutions	46.543	-	2.645.426	-	152.309	(152.309)	2.691.969
Other liabilities	59.517.338	17.715.652	28.866.321	7.742.419	8.046.942	46.546.612	168.435.284
Total Liabilities	639.675.631	232.890.620	785.373.258	7.742.419	8.199.251	46.174.130	1.720.055.309

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Interest income	214,375,398	111,858,986	436,223,866	35,329,337	14,508	145,471	(10,375,836)	787,571,730
Interest expenses	(157,864,290)	(33,085,907)	(313,718,114)	(25,112,121)	-	(71,138)	14,452,176	(515,399,394)
Distribution of results by Treasury	68,902,435	(45,848,772)	(23,053,663)	-	-	-	-	-
Net interest income	125,413,543	32,924,307	99,452,089	10,217,216	14,508	74,333	4,076,340	272,172,336
Services Fee Income	62,377,536	6,893,759	543,986	9,186,376	-	17,677,488	(2,200,968)	94,478,177
Services Fee Expenses	(21,475,356)	(1,868,630)	(1,076,739)	(7,559,987)	-	(1,993,473)	581,461	(33,392,724)
Income from insurance activities	-	-	-	-	12,564,841	-	1,530,627	14,095,468
Net Service Fee Income	40,902,180	5,025,129	(532,753)	1,626,389	12,564,841	15,684,015	(88,880)	75,180,921
Subtotal	166,315,723	37,949,436	98,919,336	11,843,605	12,579,349	15,758,348	3,987,460	347,353,257
Net income from financial instruments at fair value through profit or loss	1,336	-	45,944,093	3,303,521	4,455,319	4,022,453	1,696,692	59,423,414
Income from withdrawal of assets rated at amortized cost	-	-	1,550,449	-	-	-	(18,831)	1,531,618

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Exchange rate difference on gold and foreign currency	1,968,725	457,234	4,613,361	(103,615)	62	282,166	1,323,851	8,541,784
NIFFI And Exchange Rate Differences	1,970,061	457,234	52,107,903	3,199,906	4,455,381	4,304,619	3,001,712	69,496,816
Result from exposure to changes in the purchasing power of the currency	20,339,671	(6,981,445)	(54,752,013)	3,871,837	(6,015,994)	(3,860,138)	(8,017,976)	(55,416,058)
Other operating income	12,487,079	10,998,295	841,224	5,356,171	74,999	1,055,432	(3,009,387)	27,803,813
Loan loss provisions	(30,523,909)	(1,542,944)	902,942	(10,690,114)	-	1	(1)	(41,854,025)
Net operating income	170,588,625	40,880,576	98,019,392	13,581,405	11,093,735	17,258,262	(4,038,192)	347,383,803
Personnel expenses	(115,308,075)	(17,071,099)	(8,864,191)	(11,966,054)	(3,600,181)	(10,867,202)	(148,706)	(167,825,508)
Administration expenses	(64,711,586)	(5,507,484)	(4,258,356)	(9,642,784)	(2,527,135)	(3,867,141)	1,567,678	(88,946,808)
Depreciations and impairment of non-financial assets	(21,254,848)	(3,205,132)	(1,407,886)	(6,094,229)	(337,874)	(307,892)	1,160,058	(31,447,803)
Other operating expenses	(34,757,496)	(10,403,323)	(26,369,000)	(9,905,152)	(1,445)	(1,517,247)	26,725	(82,926,938)
Operating income	(65,443,380)	4,693,538	57,119,959	(24,026,814)	4,627,100	698,780	(1,432,437)	(23,763,254)
Result from associates and joint ventures	-	-	-	(159,659)	-	126,419	33,240	-
Result before taxes from continuing operations	(65,443,380)	4,693,538	57,119,959	(24,186,473)	4,627,100	825,199	(1,399,197)	(23,763,254)
Income tax	23,211,329	(307,512)	(20,332,179)	10,220,414	(1,899,200)	(982,071)	174,171	10,084,952
Net (loss) / income	(42,232,051)	4,386,026	36,787,780	(13,966,059)	2,727,900	(156,872)	(1,225,026)	(13,678,302)
Net (loss) / income for the period attributable to owners of the parent company	(42,232,051)	4,386,026	36,787,780	(13,966,059)	2,727,900	(156,872)	(1,209,968)	(13,663,244)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(15,058)	(15,058)
Other comprehensive (loss) / income	(477,011)	(168,182)	(3,527,939)	-	-	190,121	(162,532)	(4,145,543)
Other comprehensive (loss) / income attributable to owners of the parent company	(477,011)	(168,182)	(3,527,939)	-	-	190,121	(158,262)	(4,141,273)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(4,270)	(4,270)
Comprehensive (loss) / income for the period	(42,709,062)	4,217,844	33,259,841	(13,966,059)	2,727,900	33,249	(1,387,558)	(17,823,845)
Comprehensive (loss) / income attributable to owners of the parent company	(42,709,062)	4,217,844	33,259,841	(13,966,059)	2,727,900	33,249	(1,368,230)	(17,804,517)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(19,328)	(19,328)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022

Cash and due from banks	58,275,322	2,380,207	88,588,714	684,493	6,309	1,176,797	(392,199)	150,719,643
Debt securities at fair value through profit or loss	227,144	5,038,501	47,241,094	2,455,216	-	88,614	-	55,050,569
Loans and other financing	449,229,800	256,549,503	20,482,445	174,927	5,482,805	570,784	(4,648,386)	727,841,878
Other debt securities	-	-	852,123,884	3	3,590,633	613,236	6,834,735	863,162,491
Other Assets	63,254,083	16,103,120	201,370,165	40,552,902	6,797,665	33,052,200	13,964,661	375,094,796
Total Assets	570,986,349	280,071,331	1,209,806,302	43,867,541	15,877,412	35,501,631	15,758,811	2,171,869,377

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2022
Deposits	763,209,849	198,010,241	732,444,284	12,681,248	-	217,493	(1,553,532)	1,705,009,583
Financing received from the Argentine Central Bank and others financial institutions	110,257	274	17,109,321	923,168	-	1,515,363	(2,438,549)	17,219,834
Unsubordinated debt securities	40,091	13,615	1,694,565	-	-	-	-	1,748,271
Other liabilities	59,032,522	12,079,574	16,735,601	4,031,144	6,618,122	4,040,284	56,012,030	158,549,277
Total Liabilities	822,392,719	210,103,704	767,983,771	17,635,560	6,618,122	5,773,140	52,019,949	1,882,526,965

4.	INCOME TAX

Tax inflation adjustment

Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

incorporate to the tax result of the year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3 year inflation rate determined using the consumer price index is greater than 100%.

The positive or negative inflation adjustment, as the case may be, that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1, 2019, a sixth (1/6) should be allocated in that fiscal period and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. Subsequently, and for the years beginning on or after.

January 1, 2021, the allocation of the inflation adjustment will be made in its entirety (100%), without any deferral. In this sense, in the current fiscal year the Group has computed the entire inflation adjustment calculated for this year.

Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal year 2020 considering the total effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1, 2021, inclusive.

The new Tax rates are:

• Up to $5,000,000 of the accumulated taxable net profit: they will pay a tax of 25%;

• More than $5,000,000 and up to $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $1,250,000 plus a tax 30% rate on the excess of $5,000,000.

• More than $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $14,750,000 plus a tax 35% rate on the excess of $50,000,000.

The amounts provided above will be adjusted annually as of January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October year prior to the adjustment, with respect to the same month of the previous year.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

The evolution of income tax concepts for the years ended December 31, 2023 and 2022 is detailed in the following table:

	12/31/2023	12/31/2022
Current income tax	46,277,302	(16,051,888)
Income tax - deferred method	(9,396,135)	3,640,517
Subtotal	36,881,167	(12,411,371)
Subtotal – Income tax imputed in the Income Statement	35,240,892	(10,084,952)
Subtotal – Income tax imputed to Other comprehensive income	1,640,275	(2,326,419)
Total Income Tax Charge	36,881,167	(12,411,371)

The following is a reconciliation between the income tax charged to income as of December 31, 2023 and 2022, and that which would result from applying the current tax rate on the accounting profit:

	12/31/2023	12/31/2022
Income before taxes	86,645,164	(23,763,254)
Tax rate	35%	34%
Income for the year at tax rate	30,208,204	(8,163,843)
Permanent differences at tax rate:
Contribution SGR (Mutual Guarantee Societies)	(42,000)	(585,418)
Tax inflation adjustment	3,785,534	(6,807,866)
Income tax return	(463,742)	108,563
Others	131,629	5,333,069
Non-deductible results	1,621,267	30,543
Income tax	35,240,892	(10,084,952)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Deferred tax assets / (liabilities) are summarized as follows:

Items	Balance at 12/31/2022	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 12/31/2023
Shelters	448,953	20,874	-	469,827
Organization and development expenses	(4,035,606)	(640,345)	-	(4,675,951)
Intangible assets	(7,771,309)	(2,980)	-	(7,774,289)
Investments	1,425,540	9,762,781	(2,276,234)	8,912,087
Others	(34,669)	(5,268)	-	(39,937)
Forecasts of eventual commitments	53,631	201,598	-	255,229
Loan Loss Reserves	5,458,085	(737,603)	-	4,720,482
Property, plant and equipment	(8,607,186)	3,202,349	635,959	(4,768,878)
Shareholding	(37,596)	25,748	-	(11,848)
Foreign Currency	(316,325)	-	-	(316,325)
Sale and replacement	327,109	(42,928)	-	284,181
Provisions	1,502,299	3,035,018	-	4,537,317
Loan origination costs	8,589	-	-	8,589
Right to use leased assets	1,709,510	(739,465)	-	970,045
Staff rewards	160,403	555,129	-	715,532
Inflation adjustment credit	8,778,248	(3,598,498)	-	5,179,750
Subtotal	(930,324)	11,036,410	(1,640,275)	8,465,811
tax loss	37,393,992	(35,274,105)	-	2,119,887
Total	36,463,668	(24,237,695)	(1,640,275)	10,585,698

The net position of the deferred tax is as follows:

12/31/2023
Deferred taxes to be recovered in more than 12 months	13,397,081
Deferred taxes to be recovered in 12 months	2,203,863
Subtotal – Deferred tax assets	15,600,944
Deferred taxes to be paid in more than 12 months	(5,643,868)
Deferred taxes to be paid in 12 months	628,621
Subtotal – Deferred tax liabilities	(5,015,247)
Total Net Assets by deferred Tax	10,585,697

According to the analysis carried out by Grupo Supervielle, it is considered that the assets detailed above meet the requirements to consider them recoverable.

5.	FINANCIAL INSTRUMENTS

Financial instruments held by Grupo Supervielle as of December 31, 2023 and 2022:

Financial Instruments as of 12/31/2023	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	229,098,272	-	229,098,272
- Debt securities at fair value through profit or loss	33,532,464	-	-	33,532,464
- Derivatives	3,795,093	-	-	3,795,093
- Reverse Repo transactions	-	755,708,132	-	755,708,132
- Other financial assets	21,156,108	25,435,492	-	46,591,600
- Loans and other financing	-	487,270,553	-	487,270,553
- Other debt securities	40,960,921	225,206,313	-	266,167,234
- Financial assets pledged as collateral	46,374,207	8,399	-	46,382,606
- Investments in Equity Instruments	49,094	-	316,891	365,985
Total Assets	145,867,887	1,722,727,161	316,891	1,868,911,939
Liabilities
- Deposits	-	1,548,928,056	-	1,548,928,056
- Liabilities at fair value through profit or loss	607,903	-	-	607,903
- Other financial liabilities	-	940,332	-	940,332
- Financing received from the Argentine Central Bank and other financial institutions	72,391,981	346,947	-	72,738,928
-Subordinated debt securities	-	2,691,969	-	2,691,969

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Financial Instruments as of 12/31/2023	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Total Liabilities	72,999,884	1,552,907,304	-	1,625,907,188

Financial Instruments as of 12/31/2022	Fair value through profit or loss	Amortized Cost	Fair value through OCI	Total
Assets
- Cash and due from banks	-	150,719,643	-	150,719,643
- Debt securities at fair value through profit or loss	55,050,569	-	-	55,050,569
- Derivatives	920,381	-	-	920,381
- Reverse Repo transactions	-	67,206,248	-	67,206,248
- Other financial assets	18,566,566	6,679,625	-	25,246,191
- Loans and other financing	-	727,841,878	-	727,841,878
- Other debt securities	653,133,045	210,029,446	-	863,162,491
- Financial assets pledged as collateral	44,785,900	270,629	-	45,056,529
- Investments in Equity Instruments	837,562	-	727,448	1,565,010
Total Assets	773,294,023	1,162,747,469	727,448	1,936,768,940
Liabilities
- Deposits	-	1,705,009,583	-	1,705,009,583
- Liabilities at fair value through profit or loss	6,661,539	-	-	6,661,539
- Other financial liabilities	55,472,099	909,756	-	56,381,855
- Financing received from the Argentine Central Bank and other financial institutions	-	17,219,834	-	17,219,834
-Subordinated debt securities	-	1,748,271	-	1,748,271
Total Liabilities	62,133,638	1,724,887,444	-	1,787,021,082

6.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting year, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

Grupo Supervielle’s financial instruments measured at fair value as of December 31,2023 and,2022 are detailed below:

Instrument portfolio as of 12/31/2023	FV level 1	FV level 2	FV level 3	TOTAL

Assets
- Debt securities at fair value through profit or loss	31,961,944	1,570,520		33,532,464
- Derivatives	-	3,795,093	-	3,795,093

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- Other financial assets	21,156,108	-	-	21,156,108
- Other debt securities	30,521,964	10,438,957	-	40,960,921
- Financial assets pledged as collateral	46,374,207	-	-	46,374,207
- Investments in Equity Instruments	49,094	-	316,891	365,985
Total Assets	130,063,317	15,804,570	316,891	146,184,778
Liabilities
- Liabilities at fair value through profit or loss	607,903	-	-	607,903
- Other financial liabilities	72,391,981	-	-	72,391,981
Total Liabilities	72,999,884	-	-	72,999,884

Instrument portfolio as of 12/31/2022	FV level 1	FV level 2	FV level 3	TOTAL
Assets
- Debt securities at fair value through profit or loss	54,970,683	79,886	-	55,050,569
- Derivatives	920,381	-	-	920,381
- Other financial assets	18,566,566	-	-	18,566,566
- Other debt securities	23,649,240	629,483,805	-	653,133,045
- Financial assets pledged as collateral	44,785,900	-	-	44,785,900
- Investments in Equity Instruments	837,562	-	727,448	1,565,010
Total Assets	143,730,332	629,563,691	727,448	774,021,471
Liabilities
- Liabilities at fair value through profit or loss	6,661,539	-	-	6,661,539
- Other financial liabilities	55,472,099	-	-	55,472,099
Total Liabilities	62,133,638	-	-	62,133,638

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2022	Transfers	Additions	Disposals	P/L	12/31/2023
Assets
- Debt securities at fair value through profit or loss	727,448	-	370,242	(76,840)	(703,959)	316,891

The Group's policy is to recognize transfers between levels of fair values only at year-end dates.

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

All fair value estimates, except for equity instruments at level 3, are included in level 2. To do so, the

Group uses valuation techniques through spot rate curves that estimate yield curves based on market prices. market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The main data and aspects considered by the Group to determine fair values under the linear interpolation model have been:

- Prices of instruments quoted between the date on which the curve is estimated and the settlement date of the last available settlement.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

- Recommended rates in the last available tender.

- Only instruments that have traded with 24-hour settlement are considered.

- If the same stock has been listed on the MAE and Bolsar, the market listing that has traded a higher volume is considered.

- The yield curve is standardized based on a set of nodes, each of which has an associated maturity date.

- Instruments denominated in dollars are converted at the exchange rate on the date the species is traded.

Likewise, for the determination of fair values under the Nelson Siegel model, the main data and aspects considered by the Entity were:

- The Spot rate curves in pesos + BADLAR and the Spot rate curve in dollars are established from bonds predefined by the Financial Risk Management.

- The main source of prices for Bonds is MAE, without considering those corresponding to operations for its own portfolio.

The eligible bonus sets are not static, expanding with each new issue.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of December 31, 2023, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.

-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31,2023 and 2022:

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	229,098,272	229,098,272	229,098,272	-	-
-Other financial assets	25,435,492	25,435,492	25,435,492	-
-Loans and other financing	487,270,553	554,218,822	-	-	554,218,822
- Repo transactions	755,708,132	755,708,132	755,708,132	-	-
- Other Debt Securities	225,206,313	255,174,286	177,457,660	77,716,626	-
-Financial assets in as guarantee	8,399	8,399	8,399	-	-
	1,722,727,161	1,819,643,403	1,187,707,955	77,716,626	554,218,822
Financial Liabilities
-Deposits	1,548,928,056	1,597,478,417	-	-	1,597,478,417
- Other financial liabilities	346,947	346,947	346,947	-	-
- Repo transactions	940,332	940,332	940,332	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
-Financing received from the BCRA and other financial institutions	2,691,969	2,788,182	-	-	2,788,182
	1,552,907,304	1,601,553,878	1,287,279	-	1,600,266,599

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	150,719,643	150,719,643	150,719,643	-	-
-Other financial assets	6,679,625	6,679,625	6,679,625	-	-
-Loans and other financing	727,841,878	730,291,803	-	-	730,291,803
- Repo transactions	67,206,248	67,206,248	67,206,248	-	-
- Other Debt Securities	210,029,446	214,221,033	214,221,033	-	-
-Financial assets pledged as collateral	270,629	270,629	270,629	-	-
	1,162,747,469	1,169,388,981	439,097,178	-	730,291,803
Financial Liabilities
-Deposits	1,705,009,583	1,750,167,253	-	-	1,750,167,253
-Other financial liabilities	909,756	909,756	909,756	-	-
-Finances received from the BCRA and other financial institutions	17,219,834	27,034,151	-	-	27,034,151
- Unsubordinated debt securities	1,748,271	1,748,271	1,748,271	-	-
	1,724,887,444	1,779,859,431	2,658,027	-	1,777,201,404

Fair Value of Equity instruments

The following are the equity instruments measured at Fair Value throughin profit or loss as of December 31, 2023 and 2022:

Detalle	12/31/2023	12/31/2022
GrupoFinancieroGaliciaS.A.	-	15,651
PampaHoldingS.A.	26,237	144,901
LomaNegraS.A.	2,412	102,814
TerniumArgentinaS.A.	1,113	42,781
AluarS.A.	31	169,045
YPFS.A.	517	141,977
TransenerS.A.	198	17,327
Edenor	5,799	145,309
HolcimArg	7,218	4,416
CedearSPDRDowJonesInd	1,803	1,731
CedearSPDRS&P	1,528	1,348
CedearFinancialSelectSector	1,430	1,423
Otros	808	48,838
Total	49,094	837,561

The following are the equity instruments measured at Fair Value through in Other Comprehensive Income as of December 31, 2023 and 2022:

Detail	12/31/2023	12/31/2022
Mercado Abierto Electrónico S.A.	1,632	288,040
Play Digital S.A.	170,112	274,011
Seguro de Depósitos S.A	18,932	33,146
Compensador Electrónica S.A.	111,308	101,793
Provincanje S.A.	7,645	22,586
Cuyo Aval Sociedad de Garantía Recíproca	5,649	5,833
Argencontrol S.A.	581	1,009
IEBA S.A.	61	190
Otras Sociedades de Garantía Recíproca	971	840
Total	316,891	727,448

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Detail	Fair value 12/31/2022	Additions	Disposals	Income through OCI	Fair value 12/31/2023
Mercado Abierto Electrónico S.A.	288,040	-	-	(286,408)	1,632
Play Digital S.A.	274,011	254,610	(75,239)	(283,270)	170,112
Seguro de Depósitos S.A.	33,146	-	-	(14,214)	18,932
Compensadora Electrónica S.A.	101,793	-	(1,601)	11,116	111,308
Provincanje S.A.	22,586	115,632	-	(130,573)	7,645
Cuyo Aval Sociedad de Garantía Recíproca	5,833	-	-	(184)	5,649
Argencontrol S.A.	1,009	-	-	(428)	581
IEBA S.A.	190	-	-	(129)	61
Otras Sociedades de Garantía Recíproca	840	-	-	131	971
Total	727,448	370,242	(76,840)	(703,959)	316,891

7.	TRANSFER OF FINANCIAL ASSETS

When the Group transfers a financial asset under an agreement that meets the requirements to derecognize said asset but still has the management right in exchange for a commission, the asset or liability is recognized for the commission established in the contract.

When derecognition of the financial asset, the difference between the book value and the value received in exchange is charged to results.

As of December 31, 2023, the Group carried out non-recourse portfolio assignments (see Note 1.2.8.).

8.	NON CONTROLLING INTEREST

The movements in the Group's significant non-controlled interests as of December 31, 2023 and 2022, were as follows:

	12/31/2023	12/31/2022
Balance at the beginning	229,326	248,472
AREA	-	182
Share premium in subsidiaries	41,141	(15,058)
Participation in profit for the year	4,226	(4,270)
Participation in OCI for the year	274,693	229,326
Balance at closing	229,326	248,472

9.	LONG-TERM BENEFIT OBLIGATIONS

As of December 31, 2023 and 2022, the balances recorded for long-term benefits amounted to 4,192,701 and 7,422,283, respectively. The amount for the year recognized as an expense in respect of staff retirement benefits as of December 31, 2023 and 2022 was 3,178,727 and 1,672,716, respectively.

The evolution during the exercises is detailed below:

	12/31/2023	12/31/2022
Balance at the beginning	7,422,283	9,521,606
Discharges from the exercise	3,178,727	1,672,716
Benefits paid to participants	(1,369,489)	(858,920)
Monetary result benefits paid to participants	(5,038,820)	(2,913,119)
Balance at closing	4,192,701	7,422,283

10.	CASH AND DUE FROM BANKS

The cash and bank deposits item includes available cash, freely available deposits in local banks and foreign correspondent banks, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and bank deposits are recorded at their amortized cost, which approximates their fair value.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The cash equivalent is made up of highly liquid short-term government securities, with original maturities of three months or less, measured at fair value.

The composition of the cash on each of the indicated dates is detailed below:

Item	12/31/2023	12/31/2022	12/31/2021
Cash and due from banks	229,098,272	150,719,643	197,594,880
Debt securities at fair value through profit or loss	18,030,169	17,471,554	63,109,219
Money Market Funds	3,020,560	575,089	8,820,308
Cash and cash equivalents	250,149,001	168,766,286	269,524,407

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	12/31/2023	12/31/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	229,098,272	150,719,643	197,594,880
As per the Statement of Cash Flows	229,098,272	150,719,643	197,594,880
Debt securities at fair value through profit or loss
As per Statement of Financial Position	33,532,464	55,050,569	136,332,378
Securities not considered as cash equivalents	(15,502,295)	(37,579,015)	(73,223,159)
As per the Statement of Cash Flows	18,030,169	17,471,554	63,109,219
Money Market Funds
As per Statement of Financial Position – Other financial assets	46,591,600	25,246,191	84,273,838
Other financial assets not considered as cash	(43,571,040)	(24,671,102)	(75,453,530)
As per the Statement of Cash Flow	3,020,560	575,089	8,820,308

Reconciliation of financing activities at December 31, 2023 is as follows:

Items	Balances at 12/31/2022	Cash Flows		Other non-cash movements	Balances at 12/31/2023
		Collections	Payments
Unsubordinated debt securities	1,748,271	34,552	(1,782,823)	-	-
Financing received from the Argentine Central Bank and other financial institutions	17,219,834	137,801,435	(152,329,300)	-	2,691,969
Lease Liabilities	4,884,311	-	(5,004,160)	2,977,354	2,857,505
Total	23,852,416	137,835,987	(159,116,283)	2,977,354	5,549,474

11.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Reconquista 330, Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of December 30, 2023 and 2022 amounts to the 29.86% and 35.12% respectively.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Remuneration of key personnel

The remuneration received by the key personnel of the Group as of December 31, 2023 and 2022 amounts to 5,305 million and 3,982,9 million respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal, nor did they present any other type of unfavorable conditions.

The following table shows the total credit assistance granted by the Group to key personnel, main shareholder trustees, their relatives up to the second degree of consanguinity or first degree of affinity (according to the definition of a related natural person of the Central Bank.) and any company linked to any of the above whose consolidation is not required:

	As of December 31, 2023	As of December 31, 2022
Aggregate total financial exposure	1,778,169	673,747
Number of recipient related parties	80	80
(a) Individuals	68	70
(b) Companies	12	10
Average total financial exposure	22,227	8,422
Single largest exposure	1,387,195	358,255

Historical values as of December 31, 2023, without adjustment for inflation

The financing, including those that were restructured, was granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time for granting credit to unrelated parties. Likewise, they did not imply a risk of bad debts greater than normal nor did they present other types of unfavorable conditions.

12.	FINANCE LEASES

12.1 The Group as lessee

(i)	The following table shows the carrying amount in the statement of financial position:

	12/31/2023	12/31/2022
Right-of-use asset
Land and buildings	9,588,345	16,891,897
Lease liability
Current	1,844,502	2,991,612
Non-current	1,013,003	1,892,699
Total	2,857,505	4,884,311

(ii)	The following table shows the amounts charged in the income statement:

Items	12/31/2023
Right-of-use assets – Depreciation	6,480,621
Interest expenses on lease liabilities (Other operating expenses)	33,690

(iii)	Lease activities:

The Group leases several branches. Rental agreements are generally made for fixed periods of 1 to 3 years, but may have extension options as described in (iv) below.

Contracts may contain lease components or not. The Group assigns consideration in the contract to the lease and non-lease components based on their independent relative prices. However, for the leases of real estate for which the Group is a lessee, it has chosen not to separate the lease components and those that are not, and instead counts them as a single lease component.

Lease terms are negotiated individually and contain a wide range of different terms and conditions. Lease agreements do not impose other obligations to do or not do, other than the leased assets owned by the lessor. Leased assets cannot be used as collateral for obtaining loans.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Assets and liabilities arising from leases are initially measured based on the present value.

Lease liabilities include the net present value of the following lease payments:

●fixed payments (including fixed payments in substance), less any incentives receivable;
●variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●amounts expected to be payable by the Group under residual value guarantees;
●the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
●payments of penalties for terminating the lease, if the lease term reflects the Group exercising an option to terminate the lease.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be easily determined, which is generally the case with leases in the Group, the lessee's incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the asset by right of use in a similar economic environment with similar terms, security and conditions.

To determine the incremental interest rate, the Group:

●whenever possible, uses the external financing recently received as a starting point, adjusted to reflect changes in financing conditions since the external financing was received.
●uses a rate determination approach that begins with a risk-free interest rate adjusted for credit risk for leases that the Entity already has for those cases in which it does not have recent third-party financing, and
●makes specific adjustments for the lease, for example, term, currency and guarantee.

The Group is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between capital and financial cost. The financial cost is charged to income during the lease period to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The right-of-use assets are measured at cost comprising the following:

●the amount of the initial measurement of the lease liability;
●any lease payment made at or before the commencement date, less any lease incentives received;
●any initial direct costs, and
●an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The right-of-use assets are generally depreciated during the shortest useful life of the asset and the lease term in a linear fashion.

Payments associated with short-term leases of equipment and all leases of low-value assets are recognized linearly as an expense in income. Short-term leases are leases with a lease term of 12 months or less and that does not contains a purchase option. Low-value assets include computer equipment and small items of office furniture.

(iv) Extension and termination options

Extension and termination options are included in several property leases. These are used to maximize operational flexibility in terms of managing the assets used in operations. Most of the extension and termination options maintained are exercisable only by the Group and not by the respective lessor.

12.2 The Group as lessor

The following is a breakdown of the maturities of the Group's financial and operating leases receivables and of the current values as of December 31, 2023 and 2022:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Financial Lease Receivables	12/31/2023	12/31/2022
Up to 1 year	13,745,706	23,887,476
More than a year up to two years	11,549,927	21,379,019
From two to three years	7,928,815	14,563,649
From three to five years	3,497,498	8,734,999
More than five years	2,349	638,344
Total	36,724,295	69,203,487
Unearned financial income	(16,732,515)	(35,917,183)
Net investment in the lease	19,991,780	33,286,304

Operating Lease Receivables	12/31/2023	12/31/2022
Up to 1 year	212,663	174,102
More than a year up to two years	132,019	233,334
From two to three years	33,990	84,510
Total	378,672	491,946

The balance of allowance for loan losses related to finance leases amounts to 434,107 and 280,441 as of December 31, 2023 and 2022.

13.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

	12/31/2023	12/31/2022
13.1 Debt securities at fair value through profit or loss
Government securities	30,975,769	49,031,486
Corporate securities	2,556,695	6,019,083
	33,532,464	55,050,569
13.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	2,869,609	644,011
Debtor balances related to forward operations in foreign currency	158,431	173,451
Sales options	767,053	102,919
	3,795,093	920,381
13.3 Repo Transactions
Financial debtors from cash sales to be settled and active repos	290,267	112,476
Financial debtors for active repos of government securities	877,015	2,091,822
Financial debtors for active repos of I.R.M. with Argentine Central Bank	748,383,110	64,745,489
Accrued interest receivable for active repos	6,157,740	256,461
	755,708,132	67,206,248
13.4 Other financial assets
Participation Certificates in Financial Trusts	635,332	493,273
Investments in Asset Management and Other Services	6,890,718	6,739,434
Other investments	3,113,100	3,209,561
Receivable from spot sales pending settlement	24,966,331	7,459,195
Several debtors	10,906,958	7,288,751
Miscellaneous debtors for credit card operations	495,366	520,368
Allowances	(416,205)	(464,391)
	46,591,600	25,246,191
13.5 Loans and other financing
Financial sector	2,070,115	864,785
Loans	1,802,513	65,810
Less: allowances	267,602	798,975
Other financial entities	4,006,546	2,007,125
Overdrafts	52	7
Others	4,013,593	2,024,358
Less: allowances	(7,099)	(17,240)
Non‑financial private sector and foreign residents:	481,193,892	724,969,968
Loans	471,633,803	723,081,792
Overdrafts	41,966,177	45,207,873
Discounted documents	79,919,468	110,001,010
Promissory notes	105,574,530	127,624,207
Mortgage loans	53,951,778	75,641,848

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Automobile and other secured loans	15,327,327	24,324,836
Personal loans	51,835,172	119,999,886
Credit card loans	75,819,368	154,179,488
Foreign trade loans and U$S loans	43,367,090	53,198,070
Others	4,693,048	12,507,934
IFRS adjustments	(820,155)	396,640
Receivables from financial leases	20,425,889	33,566,745
Receivables from financial leases	20,725,538	34,093,326
IFRS adjustments	(299,649)	(526,581)
Others	6,531,974	6,335,822
Less: allowances	(17,397,774)	(38,014,391)
	487,270,553	727,841,878

Likewise, as of December 31, 2023 and 2022, the Group maintains the following eventual responsibilities:

Eventual Responsibilities	12/31/2023	12/31/2022
Other guarantees granted	93,364,567	39,550,577
Responsibilities for foreign trade operations	12,785,060	3,983,919
Promissory notes	4,761,804	6,100,750
Overdrafts	569,642	760,987
	111,481,073	50,396,233
On the other hand, the Group has the following collateral on the loans and other financing granted on the dates indicated:
	12/31/2023	12/31/2022
Guarantees received	183,393,425	229,696,237

The classification of loans and other financing, by situation and guarantees received, is detailed in Annex B.

The concentration of loans and other financing is detailed in Annex C.

The opening by term of loans and other financing is detailed in Annex D.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

The movements in the provision for bad debts of loans and other financing are detailed in Annex R.

13.6 Other debt securities	12/31/2023	12/31/2022
Debt securities	12,667,045	17,622,462
Debt securities of financial trusts	4,590,978	-
Goverment securities	172,898,100	138,272,097
Securities issued by the Argentine Central Bank	76,082,442	707,388,671
Others	89	149
Allowance	(71,420)	(120,888)
	266,167,234	863,162,491
13.7 Financial assets pledged as collateral
Government in guarantee for repo operations	972,694	-
Special guarantees accounts in the Argentine Central Bank	21,763,021	32,058,218
Deposits in guarantee	23,646,891	12,998,311
	46,382,606	45,056,529
13.8 Other non-financial assets
Other Miscellaneous assets	8,538,030	7,694,702
Loans to employees	2,134,276	2,678,478
Payments in advance	5,948,058	4,151,472
Works of art and collector's pieces	253,346	257,550
Retirement insurance	547,973	387,914
Other non-financial assets	191,638	427,792
	17,613,321	15,597,908

13.9 Inventories
Electronics	-	208,923
	-	208,923
13.10 Deposits
Non-financial sector	100,747,830	86,705,591
Financial sector	476,539	315,861
Current accounts	138,589,508	157,491,710
Savings accounts	731,973,085	556,908,441
special checking accounts	241,809,018	287,593,196

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Fixed term and term investments	177,192,264	469,431,207
Investment accounts	122,036,731	100,826,533
Others	15,838,471	19,207,931
Interest and Adjustments	20,264,610	26,529,113
	1,548,928,056	1,705,009,583
13.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	607,903	3,955,167
Liabilities for transactions in foreign currency	-	2,706,372
	607,903	6,661,539
13.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	14,473,367	6,423,474
Collections and other operations on behalf of third parties	55,096,905	44,801,930
Fees accrued to pay	12,075	11,460
Financial guarantee contracts	42,076	75,990
Lease liability	2,857,505	4,884,311
Others	257,000	184,690
	72,738,928	56,381,855
13.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	2,436,173	11,893,380
Financing received from international institutions	255,796	5,326,454
	2,691,969	17,219,834
13.14 Provisions
Provisions for unutilized balances	7,029,026	3,608,510
Eventual commitments	1,456,978	1,387,991
	6,000,000	-
Other contingencies	411,663	271,445
	14,897,667	5,267,946
13.15 Other non-financial liabilities
Payroll and social securities	32,249,269	35,247,707
Sundry creditors	22,541,230	28,670,778
Tax payable	19,681,363	22,066,310
Planned payment orders pending settlement	1,278,348	2,329,528
Revenue from contracts with customers (1)	908,005	1,021,454
Contribution to the deposit guarantee fund	146,139	204,503
Others non- financial liabilities	86,068	130,777
	76,890,422	89,671,057

Deferred revenue associated with contracts with customers includes the liability for the customer loyalty program. The Group estimates the value of the points assigned to customers in the Club Supervielle and Club Mis Puntos Programs, by applying a mathematical model that considers assumptions about redemption percentages, fair value of points redeemed based on the combination of available products. and customer preferences, as well as the expiration of unused points. As of December 31, 2023 and 2022, the sum of 908,005 and 1,021,454 points have been recorded for unredeemed points, respectively.

The estimate of the consumption of liabilities recorded at the end of this year is shown in the following table:

Item	Maturity			Total
	Up to 12 months	Up to 24 months	more than 24 months
Revenue from contracts with customers	321,665	164,667	421,673	908,005

	12/31/2023	12/31/2022
13.16 Interest income
Interest on overdrafts	44,410,794	23,471,096
Interest on promissory notes	67,470,691	64,028,835
Interest on personal loans	66,454,064	92,146,481
Interest on promissory notes	96,127,460	50,712,155
Interest on credit card loans	42,005,274	45,870,806
Interest on mortgage loans	62,359,572	56,407,739
Interest on automobile and other secured loan	12,574,777	13,122,573
Interest on foreign trade loans and USD loans	3,180,062	4,010,233
Interest on financial leases	17,868,411	14,262,772

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Interest on public and private securities measured at amortized cost	567,893,807	390,243,556
Others	224,302,992	33,295,484
	1,204,647,904	787,571,730
13.17 Interest Expenses
Interest on current accounts deposits	374,828,604	211,185,911
Interest on time deposits	439,013,593	295,156,581
Interest on other liabilities from financial transactions	3,621,357	3,968,644
Interest on financing from the financial sector	2,772,705	3,356,878
Others	3,586,617	1,731,380
	823,822,876	515,399,394
13.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	75,682,390	54,054,646
Income from securities issued by the Argentine Central Bank	-	3,303,523
Derivatives	10,282,330	2,065,245
	85,964,720	59,423,414
13.19 Service Fees Income
Commissions from deposit accounts	37,391,888	38,148,025
Commissions from credit and debit cards	20,594,231	29,729,082
Commissions from loans operations	368,893	950,232
Commissions from miscellaneous operations	34,257,948	25,213,253
Others	512,292	437,585
	93,125,252	94,478,177
13.20 Services Fees expenses
Commissions paid	23,620,557	32,604,729
Export and foreign currency operations	555,520	787,995
	24,176,077	33,392,724
13.21 Other operating incomes
Loans recovered and allowances reversed	5,502,611	10,127,903
Rental from safety boxes	2,050,948	2,375,006
Commissions from trust services	178,265	253,243
Adjust other credits	2,472,547	1,363,146
Sales of property. plant and equipment	4,567	89,105
Default interests	2,318,899	2,056,982
Others	11,170,613	11,538,428
	23,698,450	27,803,813
13.22 Personnel expenses
Payroll and social securities	150,064,085	154,276,818
Personnel expenses	10,331,367	13,548,690
	160,395,452	167,825,508

13.23 Administration expenses
Directors´ and statutory auditors´fees	3,291,819	2,484,677
Other fees	25,912,437	25,862,516
Advertising and publicity	4,737,212	6,893,010
Taxes	20,408,129	20,091,751
Maintenance. security and services	19,653,248	21,561,754
Rent	66,400	245,871
Others	10,369,449	11,807,229
	84,438,694	88,946,808
13.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	4,628,095	5,610,128
Depreciation of other non-financial assets	2,833,825	2,333,661
Amortization of intangible assets (Schedule G)	13,988,733	15,241,255
Depreciation of rent asstes by right of use (Schedule F)	6,480,621	5,962,164
Impairment of furniture and facilities	4,000,000	2,300,595
Loss from sale or devaluation of property, plant and equipment	286,302	-
	32,217,576	31,447,803
13.25 Other operating expenses
Promotions related with credit cards	4,750,720	5,400,008

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Turnover tax	54,968,898	53,620,247
Result by initial recognition of loans	207,342	479,836
Balance adjustments loans and credit cards	1,241,563	3,047,451
Interests for leases liabilities	33,690	1,555,148
Coverage services	27,556	42,850
Contributions made to deposit insurance fund	2,350,765	2,787,276
Others provisions	10,957,512	7,279,351
Devaluation of property, plant and equipment	7,012,278	2,503,275
Others	11,465,749	6,211,496
	93,016,073	82,926,938

14.	CONSIDERATIONS OF RESULTS

The Shareholders' General Meeting held on April 27, 2023, approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Given that the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

15.	COMMITMENTS AND CONTINGENCIES

International Financial Reporting Standards result in a contingent liability consisting of (i) a possible obligation, arising from past events, the existence of which must be confirmed by the occurrence of one or more future events of an uncertain nature, which are not have under the control of the Group or (ii) a present obligation that has not been probable or whose amount cannot be measured or estimated with sufficient reliability.

The provisions recorded are detailed below

	12/31/2023	12/31/2022
Legal issues	2,265,015	613,965
Labor lawsuits	203,105	1,808,248
Tax	4,193,611	566,233
Unused Balances of Credit Cards	1,456,978	1,387,991
Charges to be paid to National Social Security Administration	-	422,505
Judicial Deposits	217,559	147,756
Eventual commitments	411,663	271,445
Restructuring expenses	6,000,000	-
Others	149,736	49,803
Total	14,897,667	5,267,946

16.	INSURANCE

16.1 Assets and liabilities related to insurances activities

The assets and liabilities related to insurance contracts are detailed below, as of the indicated dates:

	12/31/2023	12/31/2022
Assets related to insurance contracts (Loans and other financing)
Commissions receivables	5,000,971	5,462,869
Receivables premiums	1,020	6,506
Total	5,001,991	5,469,375

Liabilities related to insurance contracts (Other non-financial liabilities)
Debt with insured	513,344	949,094
Debt with reinsurers	25,136	199,547
Debt with producers	959,585	1,042,527
Technical commitments	2,318,811	2,323,760
Outstanding claims paid by re-insurance companies	(19,762)	(5,048)
Commissions to pay	41,453	13,132

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Total	3,838,567	4,523,012

Debt with insured
Property insurance
Direct administrative insurance	136,115	246,075
Direct insurance in mediation	140	436
Direct insurance in judgments	2,059	-
Claims settled to pay	10,103	8,296
Claims occurred and not reported - IBNR	2,671	1,716
Life insurance
Direct administrative insurance	177,398	372,824
Direct insurance in judgments	7,189	6,356
Direct insurance in mediation	837	1,193
Claims settled to pay	29,976	65,034
Claims occurred and not reported - IBNR	146,856	247,164
Total	513,344	949,094

Debt with producers
Producers current account	101,260	116,716
Commissions for premiums receivable	858,325	925,811
Total	959,585	1,042,527

Technical commitments
Course and similar risk
Premiums and surcharges	2,317,032	2,323,461
Premium insufficiency	1,779	299
Total	2,318,811	2,323,760

16.2 Income from insurances activities

The composition of the item “Result for insurance activities” as of December 31, 2023 and 2022 is as follows:

Items	12/31/2023	12/31/2022
Accrued premiums	20,339,932	19,995,360
Accrued claims	(2,583,473)	(3,169,224)
Production expenses	(3,346,990)	(2,730,668)
Total	14,409,469	14,095,468

17.	ASSET MANAGEMENT AND OTHER SERVICES

As of December 31, 2023, and 2022, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with C.N.V. General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Premier Renta CP en Pesos	380,619,005	316,582,012	380,172,685	316,166,149	30,510,651,741	16,191,115,975
Premier Renta Plus en Pesos	3,260,932	2,090,125	3,247,937	2,084,021	48,164,279	21,721,110
Premier Renta Fija Ahorro	24,617,614	40,187,284	24,116,283	39,784,914	227,991,276	712,483,562
Premier Renta Fija Crecimiento	17,913,457	641,244	17,902,111	639,560	9,532,812,035	4,920,585
Premier Renta Variable	5,434,772	1,866,615	5,391,565	1,819,387	12,205,660	5,946,886
Premier Abierto Pymes	6,595,058	3,994,108	6,584,296	3,850,229	142,666,395	75,458,259
Premier Commodities	3,683,693	3,265,006	2,855,401	2,503,929	22,338,558	24,979,798
Premier Capital	17,873,205	20,829,260	16,706,424	20,711,697	380,115,435	476,377,885
Premier Inversión	1,700,578	3,937,376	1,641,637	3,935,483	342,850,074	1,052,023,732
Premier Balanceado	2,024,585	5,261,344	2,023,195	4,268,732	32,648,809	102,340,389
Premier Renta Mixta	27,039,839	11,850,160	26,844,120	11,821,402	2,641,477,623	616,247,881
Premier Renta Mixta en Dólares	2,727,823	882,545	2,673,654	740,786	4,995,316	2,569,639

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Premier Performance Dólares	10,878,143	1,688,421	10,598,408	1,672,424	15,351,225	4,468,523
Premier Global USD	591,810	206,295	577,257	203,536	640,443	321,553
Premier Estratégico	7,390,764	4,565,186	7,385,116	4,561,157	832,710,848	832,710,848
Premier FCI Sustentable ASG	327,434	-	326,726	-	172,449,306	-

18.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

18.1. Contribution to the deposit insurance system

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019 and increased to 1,500 as of May 1, 2020. As of January 1, 2023 with the appearance of Communication “A” 7661, the limit is established at $6,000.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on April 17, 2020, pursuant to provision “A” 6460, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate-or the reference rate plus five percentage points – the highest of both –, except for fixed-term deposits in pesos arranged at the minimum annual nominal rate published by the B.C.R.A. as provided in point 1.11.1. of the regulations on “Term deposits and investments”. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

18.2. Restricted Assets

The Group has assets whose availability is restricted, according to the following detail:

Detail	12/31/2023	12/31/2022
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	21,763,021	32,058,216
Guarantee deposits for term operations	11,193,935	8,419,864
Guarantee deposits for credit cards transactions	2,676,321	3,109,343
Other guarantee deposits	9,776,635	1,469,106
	45,409,912	45,056,529

Within restricted availability assets there are 972,694 forward purchases through repos transactions.

18.3. Compliance of provisions issued by the National Securities Commission

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2022 and until December 31, 2023, the accounting books since 2019 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

18.4 Financial Trusts

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of December 31, 2023:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine Dated 10/14/2023 Interconexión Eléctrica Rodeo S.A. accepted the proposal of the Commission for Extension and Extension of the Trust Contract for 6 months	-	-

Those initially mentioned (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor interconexión Electrica Rodeo S.A.

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

18.5. Issuance of negotiable debt secutities

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares

As of December 31, 2023, the Group has no outstanding issues and as of December 31, 2022, outstanding issues amount to $1,748,271.

18.6. Restrictions imposed on the distributions of dividends

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

On March 9, 2023, through communication "A" 7719, the BCRA established that from April 1, 2023, and until December 31, 2023, financial entities may distribute results in 6 equal, monthly and consecutive installments. for up to 40% of the amount that would have corresponded if the profit distribution rules were applied.

As indicated in Note 13, as a result of the treasury share purchase program, as of December 31, 2023, 5,166,412 treasury shares were held in the portfolio. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the C.N.V. Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

18.7. Accounts unedifying minimum cash integration compliance

As of December 31, 2023 and 2022, the minimum cash reserve was made up as follows:

Item (*)	12/31/2023	12/31/2022
Current accounts in the Argentine Central Bank (**)	12,010,000	50,000
Sight accounts in the Argentine Central Bank (**)	97,142,376	27,152,132
Special guarantee accounts at the B.C.R.A. (**)	21,763,020	10,243,021
Total	130,915,396	37,445,153

(*) Historical values without inflation adjustment

(**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

19.	FINANCIAL RISK FACTORS

Credit risk

The Integral Risk Committee approves credit risk strategies and policies submitted in accordance with recommendations provided by the Integral Risk Corporate Department, the Credit Corporate Department and commercial sectors and in compliance with regulations set by the Argentine Central Bank. The credit strategy and policy is aimed at the development of commercial opportunities within the framework and conditions of Grupo Supervielle´s business plan, while keeping suitable caution levels in face of the risk.

Policies and procedures enable the definition of accurate aspects aimed at the deployment of Grupo Supervielle´s Strategy related to the administration of credit risk; among them, Grupo Supervielle´s criteria to grant loans, credit benefits and powers, types of products and the way in which the structure is organized, among other aspects. Likewise, Grupo Supervielle relies on an integral risk policy where aspects related to general key risk governance as well as specific manuals and procedures that include, among others, all relevant regulations issued by the Argentine Central Bank.

Grupo Supervielle´s credit risk management policies are applied to corporate and individuals. To such ends, a customer segmentation has been defined for Corporate Banking and Personal and Business Banking.

Grupo Supervielle focuses on supporting companies belonging to sectors with potential, and successful in their activity. Within the range of credit products offered for the business segment, Grupo Supervielle aims to develop and lead the factoring and leasing market, as well as to be a benchmark in foreign trade.

Within Corporate Banking, we seek a solid proposal for medium and large companies' market, seeking to maintain proximity with clients through service centers, agreements with clients throughout their value chain, and providing agile responses through existing credit processes.

Regarding Personal and Business Banking, in addition to payroll and senior citizens segments, special focus is placed on Entrepreneurs and SMEs, SMEs as well as the Banks´s Identité segment.

Therefore, Grupo Supervielle relies on scoring and rating models to estimate probability of default (PD) for the different client portfolios. As for risk appetite framework, Grupo Supervielle relies on cut-offs for each risk-based segment that express the maximum risk to be assumed in terms of probability of default.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

In addition to PD parameters, Grupo Supervielle relies on estimates of exposure at default (EAD)  and loss given default (LGD) parameters with the purpose of estimating Group’s allowance for loan losses and the necessary economic capital to face unexpected losses that may arise due to credit risk.

Grupo Supervielle is aimed at keeping a diversified and atomized portfolio, in order to minimize risk concentration. To such ends, loan origination and client portfolio profiles are adjusted to each different circumstance. To this end, the entity has an indicators dashboard linked to the appetite for credit and concentration risk. The evolution of the NPL, Coverage and Cost of Risk indicators is monitored in relation to target limits established according to risk appetite and the strategy determined in the entity's business plan. Likewise, there is a portfolio limits scheme that measures balance concentration by debtor or economic group, the concentration of the main debtors, concentration by value chain, economic activities, portfolio by risk level based on the facility risk rating. and the exposure in foreign currency both at a total level and by product type.

Credit Risk Measurement Models

Grupo Supervielle relies on models aimed at estimating the distribution of potential credit losses in its credit portfolio, which depend on defaults by the counterparties (PD – Probability of Default), as well as the assumed exposure to such defaults (EAD –Exposure At Default) and the recoveries of each defaulted loan (LGD – Loss Given Default).

Based on this, systems were developed at Grupo Supervielle that calculate statistical forecasts, economic capital and Risk-Adjusted Return (RAROC) models in order to optimize management and decision-making.

Grupo Supervielle has deepened its work on the expected loss methodologies under IFRS 9, focusing on methodological improvements in the estimation of parameters (PD, EAD and LGD), aligning the definition of the parameters to the credit process. The forward looking model has been redesigned with the inclusion of a greater number of variables and openings, performing a periodic review of it in order to keep the expected loss model aligned with the macroeconomic vision.

Calculation of statistical forecasts

Based on the results of the PD (probability of default), EAD (exposure at default) and LGD (loss given default) estimates, the associated statistical forecast is calculated.

       The exercises for the estimation of statistical forecasts are studies that aim to analyze the Group's own portfolio information in order to estimate, in global terms, the average value of the loss distribution function for an annual time horizon in healthy operations, and for the entire life of credits in those operations that are considered impaired (provisions for expected loss).

Economic Capital Calculation

The economic capital for credit risk is the difference between the portfolio’s value at risk (according to the confidence level for individuals of 99.9% and for companies of 99%) and the expected credit losses.

Grupo Supervielle relies on economic capital models for credit risk (one for individuals and another for companies). Such quantitative models include the exacerbation of capital by concentration risk and Securitization Risk. In the economic capital calculation models a one year holding period is used, except from factoring exposures where a six month holding period is used.

Counterparty Risk Management

Grupo Supervielle relies on a Counterparty’s Risk Map approved by the Credit Committee where the following limits are defined for each counterparty according to Grupo Supervielle’s risk appetite: credit exposure and settlement limits, foreign exchange settlement risk, securities settlement risk and Repo transactions settlement risk, among other.

Regarding the economic capital for the counterparty’s risk, it is included in the Economic Capital Quantitative Model for Credit Risk.

Loans written off

Those credits classified as unrecoverable are eliminated from assets, recognizing them in off-balance sheet accounts. Their balance as of December 31, 2023 and 2022 amounts to 9,090,153 and 24,494,625 respectively.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Market Risk

Group defines Market Risk as the risk resulting from deviations in the trading portfolio value as a result of market fluctuations during the period required for the settlement of portfolio positions.

The Risk Department’s measurement, control and follow-up perimeter covers those operations where certain loss risk in Grupo Supervielle ´s shareholders equity value is assumed, as a result of changes in market factors. Such risk results from the variation in risk factors under evaluation (interest rate, exchange rate, market price of equity instruments and options), as well as liquidity risk in the different products and markets where Grupo Supervielle operates.

Due to the characteristics of its business profile, Grupo Supervielle is the entity with the greatest exposure to this risk. However, market risk monitoring also covers the positions taken by Grupo Supervielle for its own portfolio, as well as those taken by its different subsidiaries. There is an entire limit scheme, with periodic monitoring and activation of alerts if any violation is observed. With this same scope, frequent monitoring and review of exposure indicators to the National Treasury is carried out.

With the purpose of measuring the risk of positions homogeneously and therefore, setting a limit and threshold structure to support management and control schemes, Banco Supervielle uses the VaR model (Value at Risk), which defines the maximum expected loss to be recorded in a financial asset portfolio in normal market conditions, within a certain period of time and at a pre-established confidence level. Indicators obtained from this enable Grupo Supervielle to identify a potential market risk and take preventive measures.

At the Supervielle Group level, the focus of attention regarding market risk management is placed on the trading portfolio managed by the Money Desk, although broader control is also carried out, including positions managed with management objectives. of liquidity by the Financial Planning Management. With regard to this broader trading book, controls are limited to the assumed risk exposure, measured using the VaR methodology, in relation to the computable capital responsibility (CPR). Additionally, a control is carried out on the VaR by group of assets, thus limiting the risk that the Entity can assume in each group of assets considered in isolation. The objective is to incorporate an element of alert in the event of credit events or breakdowns in the correlations between asset groups, events that may escape the consideration of a diversified VaR..

The controls over the Trading desk are more exhaustive. Approved strategies and policies are reflected in what is known internally as a unified Risk Map document, where detailed operations enabled by the Trading desk can be explained in detail. In the same document the entire framework of controls that translate the risk appetite with which the Entity is willing to operate is exposed. In this way, limitations are established on the open position in certain financial instruments, VaR limit on the diversified portfolio, maximum allowable loss amount before executing the stop loss policy and conditions that could lead to the execution of a stop strategy gain. The entire control scheme is complemented by action plans that must be implemented once a violation occurs within the limits established therein.

Market risk management focused special attention on a year 2023 characterized by a prolonged and uncertain electoral process that covered practically the entire second half of the year. This same uncertainty translated into increasing levels of volatility in financial assets exposed to market risk, which led to frequent revisions in the risk appetite reflected in the admissible VaR levels in the different companies of Grupo Supervielle, as well as in the maximum tolerable exposure in sovereign bonds.

The exposure to Grupo Supervielle's exchange rate risk at the end of the year by currency type is detailed below:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Currency	Balances as of 12/31/2023				Balances as of 12/31/2022
	Monetary Financial Assets	Monetary Financial Liabilities	Derivates	Net Position	Monetary Financial Assets	Monetary Financial Liabilities	Derivates	Net Position
US Dollar	286,629,743	253,932,945	158,431	32,855,229	214,929,965	189,946,942	173,451	25,156,474
Euro	5,907,343	5,502,023	-	405,320	4,462,182	3,421,601	-	1,040,581
Others	3,764,558	64,651	-	3,699,907	1,489,376	37,033	-	1,452,343
Total	296,301,644	259,499,619	158,431	36,960,456	220,881,523	193,405,576	173,451	27,649,398

Financial assets and liabilities are presented net of derivatives, which are disclosed separately. Derivative balances are shown at their Fair Value at the closing price of the respective currency.

The table above includes only Monetary Assets and Liabilities, since investments in equity instruments and non-monetary instruments does not generate foreign exchange risk exposure.

A sensitivity analysis was performed considering reasonably possible changes in foreign exchange rates in relation to Grupo Supervielle’s functional currency. The percentage of variation used in this analysis is the same Grupo Supervielle used in its Business Plan and Projections.

Moneda	Variación	31/12/2023		Moneda	Variación	31/12/2022
		Resultado	Patrimonio			Resultado	Patrimonio
Dólar Estadounidense	242.3%	79.605.198	79.605.198	Dólar Estadounidense	85,7%	19.097.099	19.097.099
	(242.3%)	(79.605.198)	(79.605.198)		(85,7%)	(19.097.099)	(19.097.099)
Euro	242.3%	982.053	982.053	Euro	85,7%	892.205	892.205
	(242.3%)	(982.053)	(982.053)		(85,7%)	(892.205)	(892.205)
Otras	242.3%	8.964.534	8.964.534	Otras	85,7%	1.245.254	1.245.254
	(242.3%)	(8.964.534)	(8.964.534)		(85,7%)	(1.245.254)	(1.245.254)
Total	242.3%	89.551.785	89.551.785	Total	85,7%	21.234.560	21.234.560
	(242.3%)	(89.551.785)	(89.551.785)		(85,7%)	(21.234.560)	(21.234.560)

Sensitivity Analysis

Banco Supervielle also has a methodology for carrying out individual stress tests of market risks. These tests are performed on a daily basis, in conjunction with the calculation of the parametric VaR. The Stressed VaR indicator makes it possible to determine the risk that Grupo Supervielle would be assuming with the current composition of the trading portfolio, in the event of a repetition of the stress conditions that occurred in a given historical period.

When using a diversified VaR methodology, it is important to provide information related to the contribution that each asset in the portfolio makes to the aggregate VaR measurement, and fundamentally if this asset generates risk diversification or not. That is why, within the variables included in the daily report, the VaR component of each asset is included, thus allowing a sensitivity analysis on the impact of each asset on the total risk.

With the aim of improving the assumed risk analysis through the use of alternative measurement metrics, Grupo Supervielle recognizes the change in market conditions on exposure to risk through an adjustment to the volatilities used in the VaR calculation. According to the methodology used, the returns of assets registered in more recent dates have a greater incidence in the calculation of volatilities. In parallel, the Entity performs a measurement and monitoring of the assumed risk through the application of an expected shortfall methodology, analyzing the universe of unexpected losses located in the distribution queue beyond the critical point indicated by VaR.

Economic capital calculation

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Banco Supervielle adopts the diversified Parametric VaR methodology for the calculation of market risk economic capital, both at a consolidated and individual level.

Interest Rate Risk

Interest Rate Risk is the risk derived from the likelihood that changes in Grupo Supervielle’s financial condition occur as a result of market interest rate fluctuations, having effect on its financial income and economic value. The following are such risk factors:

✓	Different terms maturity and interest rate re-adjustment dates for assets, liabilities and off balance sheet items.
✓	Forecast, evolution and volatility of local interest rates and foreign interest rates.
✓	The basis risk that results from the unsuitable correlation in the adjustment of assets and liabilities interest rates for instruments that contain similar revaluation features;
✓	The implicit options in certain assets, liabilities and off-balance sheet items of Grupo Supervielle.

Grupo Supervielle’s interest rate risk management model, includes the analysis of interest rates gaps. Such analysis enables the basic explanation of the financial statement structure as well as the detection of interest rate risk concentration along the different terms. Special attention focuses on the accumulated gap during the first 90 days, as it is the holding period used when evaluating exposure to interest rate risk in each of the entities and due to its relevance when evaluating actions that may modify the structural balance positioning.

The interest rate risk management is aimed at keeping Grupo Supervielle’s exposure within those levels of risk appetite profile validated by the Board of Directors upon changes in the market interest rates.

To such ends, the interest rate risk management relies on the monitoring of two metrics:

✓	MVE – VaR Approach: measures the difference between the economic values estimated given the interest rate market curve and said value estimated given the interest rate curve resulting from the simulation of different stress scenarios. Grupo Supervielle uses this approach to calculate the economic capital for this risk.
✓	NIM – EaR Approach: measures changes in expected accruals over a certain period of time (12 months) upon an interest rate curve shift resulting from a different stress situation simulation practices.

With the publication of Communication "A" 6397, the Argentine Central Bank presented the applicable guidelines for the treatment of interest rate risk in the investment portfolio. The regulation makes a distinction between the impact of fluctuations in interest rate levels on the underlying value of the entity's assets, liabilities and off-balance sheet items (economic value or MVE), and the alterations that such movements in the interest rate may have on sensitive income and expenses, affecting net interest income (NII). This same criterion had already been adopted by Banco Supervielle, so that the new regulations implied a readaptation of the management model to the suggested measurement methodology, maintaining some criteria and incorporating others.

As established by the regulator, both Banco Supervielle and IUDÚ Compañia Financiera must use the Standardized Framework described in point 5.4. of the Communication "A" 6397 for the measurement of the impact on the economic value of the entities (ΔEVE) of six proposed disturbance scenarios. These scenarios include parallel movements in the curves of market interest rates upwards or downwards, flattening or steepening of the slope of these curves, as well as an increase or decrease in short-term interest rates. A base curve of market interest rates is considered for each of the significant currencies in the financial statement of each entity. According to the applicable regulation, Banco Supervielle has to use an internal measurement system (SIM) for measurement based on results (ΔNIM). This requirement is not applicable to IUDÚ Compañía Financiera. It is important to highlight that Banco Supervielle, which has not been qualified by the Argentine Central Bank as having a local systemic importance (D-SIB), is not legally bound to have its own internal measurement system (SIM) for the measurement based on economic value (ΔEVE).

Beyond the regulatory provisions, it is important to note that both Banco Supervielle and IUDU Compañia Financiera have been working with internal measurement systems (SIM) to measure the impact of rate fluctuations, both on economic value (ΔEVE) and on results (ΔNIM). The development of these systems included the definition of assumptions for the determination of the maturity flow of different lines of assets and liabilities without defined maturity or with implicit or explicit options of behavior.

Following good practices in risk management and with the aim of ensuring the reasonableness of fit of the internal models used, a backtesting methodology was developed applicable to the results obtained with the interest rate risk

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

measurement tool (approach MVE-VaR). Specifically, an evaluation of the discount rates projected in the critical scenario is carried out.

In a context of strong increases in reference interest rates, it was necessary to adjust the dynamic rate GAP to consider daily temporary buckets. This development made it possible to gain precision in the evaluation of scenarios of parallel increases or decreases in reference interest rates. The monitoring and projection of the monthly financial margin had special relevance throughout the year

Economic Capital Calculation

As a first step to calculate economic capital, Banco Supervielle calculates its exposure to interest rate risk from the MVE-EaR (economic value) approach of its internal measurement system (SIM), using a holding period of three months (90 days) and a confidence level of 99%. This quantitative model includes the exacerbation of capital by securitization risk. The result obtained is compared with the worst result of the alterations proposed in the six scenarios proposed by the Standardized Framework, with the resulting economic capital being the worst of both measurements (SIM and Standardized Framework).

The exposure of the residual values of financial assets and liabilities is detailed in Schedules D and I.

The table detailed below shows the sensitivity to a possible additional variation in interest rates for the next year, taking into account the composition as of December 31, 2023 and 2022. The variations in the rates were determined considering the scenarios provided by Communication “A” 6397 for the calculation of Interest Rate Risk in the Investment Portfolio. The parameters taken as a basis and or budgeted by the Group for the financial year 2023 and 2022 and the changes, are considered reasonably possible based on the observation of market conditions:

Concepto	12/31/2023		12/31/2022
	Additional variation in the interest rate	Increase / (decrease) in the income statement	Additional variation in the interest rate	Increase / (decrease) in the income statement
Decrease in the interest rate	4% ARS; 2% USD	(9,017,557)	4% ARS; 2% USD	(458,588)
Increase in the interest rate	4% ARS; 2% USD	8,615,049	4% ARS; 2% USD	617,802

Liquidity Risk

Grupo Supervielle defines Liquidity Risk as the risk of assuming additional financing expenses upon unexpected liquidity needs. Such risk results from the difference of sizes and maturities between Grupo Supervielle’s assets and liabilities. Such risks involve the following:

✓	Funding Liquidity Risk means the risk to obtain funds at normal market cost when needed, based on the market’s perception of Grupo Supervielle.
✓	Market Liquidity Risk means the risk resulting from Grupo Supervielle’s incapacity to offset an asset position at market price, as a consequence of the following two key factors:
●	Assets are not liquid enough,
●	Changes in the markets where those assets are traded.

Liquidity and concentration indicators of funding sources are used to determine the tolerance to this risk, starting from the most restrictive definitions to the most comprehensive ones.

The following are the main core metrics used for liquidity risk management:

✓	LCR (Liquidity Coverage Ratio): measures the relation between high quality liquid assets and total net cash outflows over a 30-day period. Grupo Supervielle estimates this indicator on a daily basis, having met exceeded the year the minimum value established by law, as well as that established internally based on their risk appetite.
✓	Net Stable Funding Ratio (NSFR): measures the ability of Grupo Supervielle to fund its activities with sufficiently stable sources to mitigate the risk of future stress situations arising from its funding. Grupo

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

Supervielle calculates this indicator on a daily basis, having complied with the minimum value required by the regulator and that that established internally based on its risk appetite.
✓	Coverage of Remunerated Accounts and Pre-Payable Term Deposits: this indicator is aimed to reduce funding dependence of unstable sources in non-liquid scenarios.

In addition, the Assets and Liabilities Committee performs a daily monitoring of some follow-up metrics. Such indicators are used to analyze the main components of LCR while assessing Grupo Supervielle’s liquidity condition and warning upon trend changes that may affect the guidelines set by the risk appetite policy. Additionally, within these monitoring indicators, Committee assess for the availability of liquid assets to respond to an eventual withdrawal of more volatile deposits, such us remunerated current accounts and deposits of the public sector in foreign currency.

During 2023, strong growth was observed in interest-bearing current accounts, especially from institutional clients. The funds thus raised were applied to the acquisition of LELIQ or the arrangement of Repo Transactions with the BCRA, thus trying to minimize the mismatch of terms. Controls were implemented so that this exposure to the BCRA is maintained at reasonable levels measured against total assets, the entity's equity and in terms of market share.

Liquidity in dollars remained at high levels, above 72% throughout the year.

Economic capital calculation

Grupo Supervielle relies on the following elements that ensure the suitable management of this type of risk:

✓	Broad liquidity indicators dashboard, to monitor liquidity levels. Each indicator relies on its relevant threshold and limit, which are monitored on a daily basis by the Risk Area (sending due warnings upon violation cases), on a byweekly basis by the Assets and Liabilities Committee (ALCO) and on a monthly basis by the Integral Risk Committee. Likewise, a weekly report is drawn up and sent to members of the Integral Risk Committee, ALCO and the Board.
✓	Indicators that measure the concentration of funding sources, establishing Grupo Supervielle’s risk appetite.
✓	Development and monitoring of new liquidity coverage and leverage indicators set by the Argentine Central Bank in compliance with Basel III route map.
✓	Different liquidity risk follow-up tools have been added, including a disaggregate assessment of contractual term mismatches and funding concentration reports, by counterparty, product and significant currency. The accuracy of the information required for such reports contributed to the improvement of our Risk Management Information System (MIS).
✓	The liquidity coverage ratio is used to assess Grupo Supervielle’s capacity to meet liquidity needs over a 30-day period within a stress scenario described by the Argentine Central Bank. The follow-up of this indicator is carried out on a daily basis, keeping Grupo Supervielle’s liquidity director and officials updated on its evolution.
✓	Permanent monitoring of limit and threshold compliance in virtue of the NSFR.
✓	Individual stress tests, carried out on a daily basis upon an eventual critical scenario of a sudden withdrawal of deposits and its impact on the minimum cash position and LCR.
✓	Intraday liquidity monitoring tools as indicated above.
✓	Regarding contingency plans, Grupo Supervielle follows a policy that ensures the application of its guidelines in stress tests, according to the decision taken by ALCO Committee and Integral Risk Committee.

The Risk management framework described herein enables a suitable liquidity condition; therefore, Grupo Supervielle considers the economic capital estimation unnecessary to cover such risk, as long as Grupo Supervielle’s solvency should not be affected once the stress tests contingency plan have been implemented.

The analysis of the maturities of assets and liabilities is found in Schedules D and I of these financial statements.

20.	REPURCHASE OF TREASURY SHARES

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On July 20, 2022, the Company's Board of Directors approve a repurchase of treasury shares with a maximum amount to be invested of 2,000,000 or the lesser amount resulting from the acquisition until reaching 10% of the capital stock. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors. The approved share program does not imply an obligation on the behalf of Grupo Supervielle with respect to the acquisition of a certain number of shares.

On September 13, 2022, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the own shares acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A." The remaining terms and conditions will remain in force as they were approved.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of Changes in Shareholders´ Equity, the nominal value of the repurchased shares is disclosed as "Own shares in portfolio" and its restatement as " Inflation adjustment of treasury shares ". The consideration paid, including directly attributable incremental cost, is deducted from equity until the shares are canceled or reissued, and is disclosed as “Cost of own shares in portfolio”.

As of December 31, 2023, Grupo Supervielle's share repurchase program has expired, meaning additional shares cannot be acquired. Grupo Supervielle has acquired a total of  14,050,492 Class B Shares, achieving an execution of 86.3% of the program and 3.076% of the share capital.

21.	merge IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A with Banco Supervielle S.A.

On December 14, 2022, the board of directors of Banco Supervielle S.A. accepted a merger commitment by absorption, as absorbing company, with IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies.

The absorption of these two companies will make it possible to offer services to the consumer financing segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of clients and the IUDÚ financing portfolio to the Bank. Customers who have IUDÚ accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

On March 6, 2023, the board of directors of Banco Supervielle S.A. agreed to carry out a corporate reorganization, through a merger by absorption by which Banco Supervielle would absorb IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., which would be dissolved without liquidation. The Merger date was set with effect on January 1, 2023, inclusive, date from which Banco Supervielle S.A. As absorbing and continuing company, it will assume the activities of IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A., assuming the rights and obligations corresponding to it. As of that date and while the Merger process is pending registration, the operations of both companies will be reported as carried out on behalf of and by order of Banco Supervielle S.A.

The shareholders of the companies Banco Supervielle S.A. (“Absorbing Company”), IUDÚ Compañía Financiera S.A. and Tarjeta Automática S.A. (“Absorbed Companies”) approved in an ordinary and extraordinary meeting held on May 18, 2023, the merger by absorption of the Absorbing Company with the Absorbed Companies under the terms of article 82 and concordant of the General Law of Companies and its amendments and Article 77 et seq. of the Income Tax Law (text ordered in 1997 and its amendments). Once the current legal requirements have been met, the registration of said merger will proceed.

On June 8, 2023, the final merger commitment was signed.

This decision was approved by the Central Bank of the Argentine Republic on December 1, 2023 under Resolution No. 478, by the National Securities Commission on December 13, 2023 under Resolution No. RESFC-2023-22557-APN- DIR#CNV.

Grupo Supervielle S.A. received 4,783,920 class B shares of Banco Supervielle S.A. in accordance with the previous merger commitments, with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 for IUDÚ Compañía Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 for Carretera Automática S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

As a result of the merger, the participation of Grupo Supervielle S.A. at Banco Supervielle S.A. amounted to 97.1198%. However, for the purposes of the consolidated financial statements, said operation had no effect on the total holding.

22.	OFFSETTING OF FINANCIAL ASSET AND LIABILITIES

A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, the Group fulfill with paragraph 42 of IAS 32, and currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In addition, the Group has master netting arrangement that not satisfies the offsetting criteria but creates a right of set-off that becomes enforceable and affects the realization or settlement of individual financial assets and financial liabilities only following a specified event of default or in other circumstances not expected to arise in the normal course of business.

As of December 31, 2023 and 2022, the amount of assets and liabilities subject to a master netting arrangement not offset is as follows:

12/31/2023	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(872,707)	(24,334,219)	(25,206,926)
Derivatives instruments	183,690	2,685,919	2,869,609	-	-	-
Total	183,690	2,685,919	2,869,609	(872,707)	(24,334,219)	(25,206,926)

12/31/2022	Gross amount (a)	Amount offset (b)	Net in Financial Statements (c) = (a) – (b)	Amounts subject to a master netting arrangement not offset		Net amount
				Financial asset / (Financial liability)	Collateral
Credit cards transactions	-	-	-	(959,658)	(26,592,007)	(27,551,665)
Derivatives instruments	270,814	363,673	634,487	-	-	-
Total	270,814	363,673	634,487	(959,658)	(26,592,007)	(27,551,665)

23.	CURRENT/NON-CURRENT DISTINCTION

The group has adopted the presentation of all assets and liabilities in order of liquidity due to this presentation provides information that is reliable and more relevant.

The amounts expected to recover or cancel assets and liabilities as of December 31, 2023 and 2022 are set out below, considering:

a) those expected to be recovered or canceled within the following twelve months after the reporting year, and

b) those expected to be recovered or canceled after twelve months after that date.

	12/31/2023			12/31/2022
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
ASSETS
Cash and due from banks	229,098,272	-	229,098,272	150,719,643	-	150,719,643
Cash	114,005,581	-	114,005,581	59,547,824	-	59,547,824
Argentine Central Bank	113,876,931	-	113,876,931	91,082,732	-	91,082,732
Other local financial institutions	103,634,933	-	103,634,933	84,654,328	-	84,654,328
Others	10,241,998	-	10,241,998	6,428,404	-	6,428,404
Debt Securities at fair value through profit or loss	1,215,760	-	1,215,760	89,087	-	89,087
Derivatives	33,532,464	-	33,532,464	55,050,569	-	55,050,569

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023			12/31/2022
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
Reverse Repo transactions	3,795,093	-	3,795,093	920,381	-	920,381
Other financial assets	755,708,132	-	755,708,132	67,206,248	-	67,206,248
Loans and other financing	46,591,600	-	46,591,600	25,246,191	-	25,246,191
To the non-financial public sector	409,321,164	77,949,389	487,270,553	580,030,794	147,811,084	727,841,878
To the financial sector	1,834,358	235,757	2,070,115	128,427	736,358	864,785
To the Non-Financial Private Sector and Foreign residents	3,265,728	740,818	4,006,546	1,868,427	138,698	2,007,125
Other debt securities	404,221,078	76,972,814	481,193,892	578,033,940	146,936,028	724,969,968
Financial assets in guarantee	137,116,775	129,050,459	266,167,234	776,369,447	86,793,044	863,162,491
Current income tax assets	46,382,606	-	46,382,606	45,056,529	-	45,056,529
Investments in equity instruments	-	-	-	3,039,566	-	3,039,566
Property, plant and equipment	15,683	350,302	365,985	-	1,565,010	1,565,010
Investment Property	-	51,151,635	51,151,635	-	57,217,390	57,217,390
Intangible assets	-	45,597,064	45,597,064	-	52,637,396	52,637,396
Deferred income tax assets	-	67,634,055	67,634,055	-	69,368,706	69,368,706
Otros activos no financieros	1,831,167	10,377,381	12,208,548	5,554,581	31,475,967	37,030,548
Inventories	940,385	16,672,936	17,613,321	7,436,733	8,161,175	15,597,908
Other non-financial assets	-	-	-	208,923	-	208,923
TOTAL ASSETS	1,664,333,341	398,783,221	2,063,116,562	1,716,839,605	455,029,772	2,171,869,377

	12/31/2023			12/31/2022
	12 months	More than 12 months	Total	12 months	More than 12 months	Total
LIABILITIES
Deposits	1,249,698,981	299,229,075	1,548,928,056	1,705,009,233	350	1,705,009,583
Non-financial public sector	100,747,830	-	100,747,830	86,705,591	-	86,705,591
Financial sector	476,539	-	476,539	315,861	-	315,861
Non-financial private sector and foreign residents	1,148,474,612	299,229,075	1,447,703,687	1,617,987,781	350	1,617,988,131
Liabilities at fair value through profit or loss	607,903	-	607,903	6,661,539	-	6,661,539
Derivatives	940,332	-	940,332	-	-	-
Other financial liabilities	71,663,787	1,075,141	72,738,928	54,257,012	2,124,843	56,381,855
Financing received from the Argentine Central Bank and other financial institutions	1,252,379	1,439,590	2,691,969	12,458,785	4,761,049	17,219,834
Subordinated debt securities	-	-	-	1,748,271	-	1,748,271
Current income tax liability	737,181	-	737,181	-	-	-
Provisions	23,990	14,873,677	14,897,667	33,382	5,234,564	5,267,946
Deferred income tax liability	1,622,851	-	1,622,851	566,880	-	566,880
Other non-financial liabilities	76,890,422	-	76,890,422	89,671,057	-	89,671,057
TOTAL LIABILITIES	1,403,437,826	316,617,483	1,720,055,309	1,870,406,159	12,120,806	1,882,526,965

24.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

Between January 1 and December 31, 2023, accumulated inflation reached 211.4% (CPI) and the peso depreciated against the US dollar, going from $180/US$ at the beginning of the year to $808/ US$ at the end of the year.

The monetary authority imposed exchange restrictions in order to contain the demand for dollars. This implied, among other things, the requirement to request prior authorization from the Central Bank of the Argentine Republic to make payments abroad in operations such as the payment of dividends to non-residents, the payment of financial loans abroad and the payment of imports of certain goods and services, among others.

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which it proposes to carry out a broad reform of laws and regulations.

The new government's plan proposes to move forward with a profound deregulation of the economy and with structural reforms that release restrictions on investing and operating in the country, including the gradual relaxation of the exchange restrictions mentioned previously, with the aim of eliminating them once they are given the macroeconomic conditions to do so.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

The Ministry of Economy presented, on December 12, the economic program of the new administration, whose priority is to eliminate the fiscal deficit and its financing through the monetary issue of the B.C.R.A., as well as the strong expansion of remunerated liabilities resulting from the operations sterilization. Another of the central elements of the new program is the elimination of distortions, restrictions and bureaucratic obstacles and the correction of relative prices (especially the exchange rate), as a prerequisite to stabilize the economy.

In the month of December the B.C.R.A. moved in this direction. In this sense, LELIQ was no longer tendered, and passive repos became the main monetary policy instrument whose interest rate was established at 100% n.a. Regarding liquidity injection operations, the B.C.R.A. announced that it will stop monetarily financing the Treasury, although it will continue to offer the possibility of carrying out active repos and puts on public debt instruments to the extent required by the stability of financial conditions.

Additionally, on December 13, the B.C.R.A. decided to reduce the 1-day passive repo rate from 126% to 100% n.a. (171.5% e.a.). Thus, the interest rate on 1-day repos for FCI was 85% n.a. (133.7% n.a.), while the 1-day active repo interest rate remained at 160% n.a. (393.6% e.a.).

The reduction in the interest rate paid on remunerated liabilities will contain the endogenous growth of these instruments and generate incentives for banks to once again act as financial intermediaries.

The new government published a Decree of Necessity and Urgency (DNU) where some 300 laws are annulled and/or modified, introducing reforms in the labor market, the customs code and the status of public companies, among others. Although the DNU must be discussed and ratified by at least one of the chambers of the National Congress, its provisions have been partially in force since December 29, 2023.

In the month of February the B.C.R.A. maintained the interest rate on passive repos at 100% n.a. (171.5% e.a.), which is the reference rate for monetary policy since the LELIQs stopped being tendered at the end of 2023. Regarding liquidity injection operations, the B.C.R.A. announced that it will stop monetarily financing the Treasury, although it will continue to offer the possibility of carrying out active repos and puts on public debt instruments to the extent required by the stability of financial conditions. The interest rate on 1-day repos for FCI was 85% n.a. (133.7% n.a.), while the 1-day active repo interest rate remained at 160% n.a. (393.6% e.a.). The reduction in the interest rate paid on remunerated liabilities will contain the endogenous growth of these instruments and generate incentives for banks to once again act as financial intermediaries.

On the external front, the nominal exchange rate continues to run at a rate of 2% since December 13, the date on which it was devalued from $350/USD to $800/USD. With data as of February 27, the exchange rate is located at $841.15/USD in the Free Exchange Market (MLC). Likewise, the new import regime, which allows import payments to be deferred, generated relief in the MLC for US$ 7,066 million. This number comes from the difference between accrued and liquidated imports. For its part, the B.C.R.A. has already issued US$ 5,000 million of Bonds for the Reconstruction of a Free Argentina (BOPREAL) of Series 1 and US$ 2,000 million of Series 2. In the coming days, bidding for Series 3 will begin with the objective of placing US$ 3,000 million. In this framework, between December 13 and February 27, the B.C.R.A.'s net foreign exchange purchase and sale. with the private sector left a positive balance of USD8,563 million.

The International Reserves of the B.C.R.A. ended on February 22 with a balance of USD27,347 million, registering an increase of USD4,274 million since the beginning of the year and of US$6,138 million since the change of government. This dynamic was influenced by the higher Multilateral Real Exchange Rate, a product of the December devaluation and the new import regime that made it possible to avoid paying accrued imports.

The financial sector has a significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Group's exposure to the Argentine public sector is as follows:

12/31/2023
BCRA+ repo transactions	831,790,574
Treasury Bills	198,253,682
Other instruments issued by the provincial authorities	26,006
Total debt instruments	1,030,070,262
Loans to the Public Sector	2,070,115
Total exposure to the public sector	1,032,140,377
Percentage of total assets	50%
Percentage of shareholder´s equity	301%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the provisions of note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 "Financial Instruments".

The context of volatility and uncertainty resulting from the elections continues as of the date of issuance of these financial statements.

The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read in light of these circumstances.

25.	TURNOVER TAX

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina (BCRA).

The BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the aforementioned, the Bank believes that the reasons supporting the non-taxability of these types of instruments are strong and based on expert opinions, both internal and from third-party specialists. We estimate the likelihood of a favorable ruling to our position as the majority view. Consequently, the Bank has ceased paying the tax on the revenues generated by Leliqs operations in Mendoza since January 2023, and by Leliqs and Repo transactions in the City of Buenos Aires since April of the current year.

As of December 31, 2023, the Group has notifications of views from the ATM (Tax Administration of Mendoza) for the period January to April 2023 and from AGIP (Government Agency for Public Revenue) for the period June to July 2023, who In turn, an ex officio determination procedure has been initiated for the period April and May 2023, consequently, a contingency provision has been established that amounts to $4,037,278.

26.	CAPITAL MANAGEMENT

The Group's objectives regarding capital management are established below:

• Compliance with the requirements established by the B.C.R.A. in its communication “A” 6260 and amendments

• Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under administration and regulation as of December 31, 2023 and 2022 is composed as follows (book value):

	12/31/2023	12/31/2022
Capital Stock	442,672	444,411
Paid in capital	254,538,548	264,229,227
Inflation Adjustment of capital stock	27,960,909	28,325,583
Treasury shares	14,050	12,311

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Inflation adjustment of treasury shares	2,944,946	2,580,272
Cost of Treasury shares	(5,166,412)	(4,307,608)
Reserves	4,307,608	19,308,569
Retained earnings	51,354,318	(24,700,453)
Other comprehensive income	6,389,921	3,220,774
Shareholders' Equity attributable to owners of the parent company	342,786,560	289,113,086
Shareholders' Equity attributable to non-controlling interests	274,693	229,326
TOTAL SHAREHOLDERS' EQUITY	343,061,253	289,342,412

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting and ensuring compliance with the objectives established for capital management.

According to the guidelines established by the B.C.R.A., financial entities must maintain capital ratios to reduce the associated risks. It should be noted that as of December 31, 2023 and 2022, the Group complied with the minimum capital requirement determined in accordance with the provisions of the B.C.R.A. regulations.

Computable Patrimonial Liability is made up of the basic Net Assets and the complementary Net Assets. The balance of these concepts as of December 31, 2023 and 2022 is detailed below:

	12/31/2023	12/31/2022 (*)
Basic Shareholder´s Equity
Tier One Ordinary Capital	264,420,324	77,619,877
(Deductible concepts)	(55,583,242)	(25,063,540)
Additional Tier One Capital	-	-
Complementary Shareholder´s Equity	-	2,600,170
Tier Two Capital	-	2,600,170
(Deductible concepts)	-	-
Group Funds	13,771,273	3,051,628
Computable Patrimonial Responsability	222,608,355	58,208,135

(*) Historical values without adjustment for inflation

The pro forma consolidated Tier 1 capital ratio of Grupo Supervielle amounts to 21% as of December 31, 2023. This includes the sum of $13,771.3 million that the Group maintains as excess liquidity that could be applied to the growth of its business and of its subsidiaries.

It is worth mentioning that within the deductible concepts are the balances from deferred tax assets (DTA) in accordance with the provisions of point 8.4.1.1. of the T.O of the regulations on Minimum Capital of Financial Entities. This deduction is made for the gross amount of the DTA, without considering the possible offsets that may be made of deferred tax liabilities (DTL) and that are allowed by both IFRS and Basel III standards.

The aforementioned regulations establish that deferred tax assets may be offset with deferred tax liabilities when DTA and DTL refer to taxes received by the same tax authority and the competent tax authority authorizes the offset, a situation that is verified in the determination of the tax on the profits of the Entity.

Below is a detail of the determined requirement:

	12/31/2023	12/31/2022 (*)
Credit risk	61,895,671	25,107,962
Operational risk	21,891,498	8,188,453
Market risk	2,658,844	1,693,962
Requirement	86,446,013	34,990,377
Integration	222,608,355	58,208,135
Excess	136,162,342	23,217,758

(*) Historical values without adjustment for inflation

27.	SUBSEQUENT EVENTS

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of pesos in homogeneous currency)

On March 4, 2024, the Group made Espacio Cordial Servicios S.A. an offer to purchase all of the shares that Espacio Cordial Servicios S.A. owns in Sofital S.A.F. and I.I. of 689,238 ordinary, registered, non-endorsable shares of nominal value one peso and with the right to one vote per share, which represent 3.20% of the total shares of Sofital S.A.F. and I.I. The total price offered amounts to 547,000 ($793.52644895 per share), payable in two installments, the first with the signing of the agreement and the next 15 days after the agreement.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of December 31, 2023 and 2022:

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
Debt securities at fair value through profit or loss
Argentine
Bono Tesoro $ aj CER Vto.14/02/25	1	5,050,935	-	5,050,935	-	5,050,935
Bono Nación Dual Vto.28/02/24	1	3,947,205	641	3,947,205	-	3,947,205
Bono Tesoro $ aj CER Vto.14/10/24	1	3,659,454	-	3,659,454	-	3,659,454
Bono Tesoro Vinc U$S Vto.30/04/24 C.G	1	1,965,438	-	1,965,438	-	1,965,438
Bono Nación Dual Vto 30/06/24	1	342,486	-	342,486	-	342,486
Bono Tesoro BONCER 2% $ 2026	1	337,019	10,012	337,019	-	337,019
Bono Tesoro $ aj CER Vto.14/04/24	2	335,696	-	335,696	-	335,696
Bono Rep Arg Vinc USD Vto 31/03/25	1	232,812	-	232,812	-	232,812
Letra tesoro $ aj CER Desc Vto.20/02/24	1	192,228	-	192,228	-	192,228
T.D. Cdad de Bs As $ TV CL.22 Vto.29/03/24	1	45,088	361	45,088	-	45,088
Otros	1	169,419	49,020,473	534,210	-	534,210
Bono Rep. Arg Aj. CER Vto. 26/07/24 $ (T2X4)	1	658,168	-	658,168	-	658,168
Titulos De Deuda Publica Clase N° 22 A TV Vto.29/03/2024 (BDC24)	1	13,706	-	13,706	-	13,706
Bono Tesoro Vinc. Al U$S 30/04/24 (TV24)	1	402,165	-	402,165	-	402,165
TDJ24 - Bono de la nación Argentina en moneda dual Vto. 30/06/2024	1	621,476	-	621,476	-	621,476
TDG24 - Bono de la nación Argentina en moneda dual Vto. 30/08/2024	1	748,176	-	748,176	-	748,176
AL30 - Titulo público nacional emitido en dólares con tasa fija vto. 07/07/2030	1	189,250	-	189,250	-	189,250
AL35 - Titulo público nacional emitido en dólares con tasa fija vto. 09/07/2035	1	69,500	-	69,500	-	69,500
BONCER 4.25% 14/02/25 - T2X5	1	2,058,936	-	2,058,936	-	2,058,936
TDF24 - Bonar Moneda Dual Febrero 2024	1	3,274,722	-	3,274,722	-	3,274,722
TDF24 - BONAR MONEDA DUAL FEBRERO 2024	1	2,491,539	-	2,491,539	-	2,491,539
T2X5	1	1,771,465	-	1,771,465	-	1,771,465
T4X4 - Bono del Tesoro Nacional en pesos ajustado por CER vto. 14/10/2024	1	128	-	128	-	128

Corporate Securities
On Cresud S27 CL41 $ V04/10/24	2	538,496	-	538,496	-	538,496
On Newsan Cl.17 $ Vto 21/07/2024	2	432,783	-	432,783	-	432,783
On Capex Cl.7 U$S Vto 07/09/27	2	142,010	-	142,010	-	142,010
On Luz Tres Picos 4 U$S 29/09/26	1	103,949	79,885	103,949	-	103,949
On Capex CL.6 U$S Vto.07/09/26	1	99,750	-	99,750	-	99,750
On Ypf Clase 39 8,50% U$S Vto.28/07/25	1	81,212	91,859	81,212	-	81,212
VDFF $ Mercado Cred Cons 20 V15/03/24	2	62,310	-	62,310	-	62,310
On Pyme Datastar 2 $ Vto 06/07/25	2	59,225	-	59,225	-	59,225
On Vista Energy 18 U$S Vto.03/03/27	1	2,762	-	2,762	-	2,762
On Pyme Venturino $ Vto.05/10/23	1	-	11,444	-	-
ON Capex 9.250% V25/08/28 U$S	1	210,824	-	210,824	-	210,824

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
ON YPF 2024 Clase 28	1	205,128	-	205,128	-	205,128
ON MSU Energy Cl.6 U$S	1	383,163	-	383,163	-	383,163
ON YPF Ener.Elec. C.12 V.29/08/26 U$S Cg	1	79	-	79	-	79
ON YPF Ener.Elec. C.11 V.29/08/24 U$S	1	1,225	-	1,225	-	1,225
Pagaré vto 13/08/24	1	1,598,339	-	1,598,339	-	1,598,339

Otros	1	1,034,198	5,835,894	1,034,198	-	1,034,198

Total Debt securities at fair value through profit or loss		33,532,464	55,050,569	33,897,255	-	33,897,255
OTHER DEBT SECURITIES
Measured at fair value with changes in OCI
Argentine
Government Securities
Bono Tesoro $ aj CER Vto.14/02/25	1	9,967,500	-	9,967,500	-	9,967,500
Bono Nación Dual Vto 30/08/24	1	6,778,750	-	6,778,750	-	6,778,750
Bono Nación Dual Vto 30/04/24	1	3,123,900	-	3,123,900	-	3,123,900
Bono Tesoro $ Aj CER 1,50% Vto.25/03/24	1	1,630,129	2,217,521	1,630,129	-	1,630,129
Bono Tesoro $ Aj CER 1,40% Vto.25/03/23	1	-	1,473,279	-	-	-
Bono Tesoro $ Vto 06/02/2023	1	-	5,993,601	-	-	-
Letra Del Tesoro Nacional En Pesos Ajust Por CER A Dto	1	-	6,834,741	-	-	-
Bono T. Nac. $ Ajust. Por Cer 4,25% Vto. 14/2/2025	1	323,902	-	323,902	-	323,902
Bono de La Nacion Argentina En Moneda Dual Vencimiento 30/06/24	1	36,805	-	36,805	-	36,805
Bono de La Nacion Argentina En Moneda Dual Vencimiento 30/06/24	1	2,402,200	-	2,402,200	-	2,402,200
Bono de La Nacion Argentina En Moneda Dual Vencimiento 30/04/24	1	4,496	-	4,496	-	4,496
Boncer 4.25% 14/02/25 - T2x5	1	374,280	-	374,280	-	374,280
Bonar Moneda Dual Febrero 2024 - Tdf24	1	381,500	-	381,500	-	381,500
Bono Nacion Moneda Dual 30/06/24	1	381,544	-	381,544	-	381,544
Otros	1	-	3,590,632	-	-	-

Central Bank Bills
Letra de liquidez del B.C.R.A. Vto.17/01/23	2	-	120,358,805	-	-	-
Letra de liquidez del B.C.R.A. Vto.19/01/23	2	-	104,897,385	-	-	-
Letra de liquidez del B.C.R.A. Vto.24/01/23	2	-	77,160,829	-	-	-
Letra de liquidez del B.C.R.A. Vto.10/01/23	2	-	76,284,441	-	-	-
Letra de liquidez del B.C.R.A. Vto.12/01/23	2	-	60,782,786	-	-	-
Letra de liquidez del B.C.R.A. Vto.26/01/23	2	-	38,429,899	-	-	-
Letra de liquidez del B.C.R.A. Vto.05/01/23	2	-	33,906,503	-	-	-
Letra de liquidez del B.C.R.A. Vto.03/01/23	2	-	30,949,965	-	-	-

Central Bank Notes
Nota de liquidez del B.C.R.A. Vto.11/01/23	2	-	42,155,626	-	-	-
Nota de liquidez del B.C.R.A. Vto.04/01/23	2	-	15,070,560	-	-	-
Nota de liquidez del B.C.R.A. Vto.25/01/23	2	-	12,450,688	-	-	-
Nota de liquidez del B.C.R.A. Vto.18/01/23	2	-	8,366,901	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
Corporate Securities
ON Spi Energy SA CL.1 US$ V.27/06/2026	2	2,282,115	2,467,124	2,282,115	-	2,282,115
VDFF Mercado Crédito Consumo 26 $	2	1,575,195	-	1,575,195	-	1,575,195
ON Tarj Naranja CL.53 $ V05/04/24	2	1,296,829	3,610,706	1,296,829	-	1,296,829
ON Msu Energy CL.4 U$S VTO.20/05/24	1	1,113,080	702,788	1,113,080	-	1,113,080
VDFF Mercado CR. Consumo 25 $	2	1,025,794	-	1,025,794	-	1,025,794
VDFF $ Mercado Cred 19 Vto 15/08/24	2	1,004,147	-	1,004,147	-	1,004,147
VDFF $ Cred Cons 24 vto 15/10/24	2	976,492	-	976,492	-	976,492
ON Tarj Naranja CL.55 $ V09/02/24	2	900,830	2,857,355	900,830	-	900,830
ON Newsan 18 Vto 17/10/24 $	2	615,270	-	615,270	-	615,270
ON Pan American Cl.25 Vto 14/03/25 $	1	530,149	-	530,149	-	530,149
ON NEWSAN CL . 15 V19/05/24 WNCGO	1	115,291	-	115,291	-	115,291
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	2	762,285	-	762,285	-	762,285
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN	1	169,653	-	169,653	-	169,653

Others	1	3,188,785	2,570,910	3,188,785	-	3,188,785

Measured at amortized cost
Argentine
Bono Tesoro $ aj CER Vto.14/02/25		76,198,174	-	76,198,174	-	76,198,174
Bonte $ Vto.23/08/25		15,990,040	-	15,990,040	-	15,990,040
Bono Tesoro $ aj CER Vto.14/10/24		15,415,984	-	15,415,984	-	15,415,984
Bono Tesoro $ CER 4,25% Vto 13/12/24		15,013,790	-	15,013,790	-	15,013,790
Bono Rep. Arg. $ Vto.23/05/27		13,149,841	40,866,975	13,149,841	-	13,149,841
Bonte Badlar $ Vto.23/11/27		5,142,867	13,440,329	5,142,867	-	5,142,867
Bono Nacion Moneda Dual Vto. 30/08/2024		146,438	-	146,438	-	146,438
Bono De La Nacion En Moneda Dual Vto 30/04/2024		9,652	-	9,652	-	9,652
Bono Del T. Nac. $ Ajust. Por Cer 4,25% Vto. 14/2/2025		2,212,690	-	2,212,690	-	2,212,690
Bono Del Tesoro Nacional En Pesos Ajustado Por Cer 4% Vencimiento 14/10/24		3,387,634	-	3,387,634	-	3,387,634
Bonos del Tesoro Nacional ajustable por CER Vto. 14/02/2025		795,893	-	795,893	-	795,893
Bono de la Nación Argentina DUAL Vto. 30/08/2024		30,089	-	30,089	-	30,089
Letra del Tesoro Nacional ajus CER a desc 19/05/2023		-	613,187	-		-
Otros		-	63,241,830	-	-	-

Central Bank Bills
Letra de liquidez del B.C.R.A. Vto.11/01/24		65,248,766	-	65,248,766	-	65,248,766
Letra B.C.R.A. Lediv Vto 16/11/24		6,063,625	-	6,063,625	-	6,063,625
Letra B.C.R.A. Lediv Vto 15/11/24		4,365,810	-	4,365,810	-	4,365,810
Letra B.C.R.A. Lediv Vto 14/11/24		404,241	-	404,241	-	404,241
Letra de liquidez del B.C.R.A. Vto.14/06/23		-	7,912,554	-	-	-

Central Bank Notes
Nota de liquidez del B.C.R.A. Vto.22/03/23		-	38,335,994	-	-	-
Nota de liquidez del B.C.R.A. Vto.18/01/23		-	18,630,657	-	-	-
Nota de liquidez del B.C.R.A. Vto.15/03/23		-	11,639,867	-	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Items	HOLDING			POSITION
	Level of fair value	Book value 12/31/2023	Book value 12/31/2022	Level of fair value	Book value 12/31/2023	Final position
Nota de liquidez del B.C.R.A. Vto.22/02/23		-	10,055,213	-	-	-

Corporate Securities
On Msu CL 6 U$S Vto.02/11/24		1,221,471	-	1,221,471	-	1,221,471
On Gn Medi/CT Roca 17 U$S Vto.07/11/24		409,292	-	409,292	-	409,292
FF Red Surcos XXIX lote 1		-	5,015,413	-	-	-
FF Red Surcos XXIX lote 2		-	277,377	-	-	-

Otros		16	50	16	-	16

Total Other debt securities		266,167,234	863,162,491	266,167,234	-	266,167,234
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Pampa Energía S.A.	1	10,554	144,901	10,554	-	10,554
Holcim Arg	1	7,218	4,416	7,218	-	7,218
Edenor SA	1	5,799	145,309	5,799	-	5,799
Loma Negra S.A.	1	2,412	102,814	2,412	-	2,412
Cedear SPDR Dow Jones Ind	1	1,803	1,731	1,803	-	1,803
Cedear SPDR S&P	1	1,528	1,348	1,528	-	1,528
Cedear Financial Select Sector	1	1,430	1,423	1,430	-	1,430
Ternium Arg S.A.Ords."A"1 Voto Esc	1	1,113	42,781	1,113	-	1,113
Cedear Ishares MSCI Brasil	1	801	701	801	-	801
YPF SA	1	517	141,977	517	-	517
Pampa Energía S.A.	1	15,683		15,683		15,683
Otros	1	236	250,161	236	-	236

Measured at fair value with changes in OCI
Argentine
Otros	3	316,891	727,448	316,891	-	316,891
Del Exterior

Total Equity Instruments		365,985	1,565,010	365,985	-	365,985
Total		300,065,683	919,778,070	300,430,474	-	300,430,474

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of December 31, 2023 and 2022 balances of loans and other financing are the following:

	12/31/2023	12/31/2022
COMMERCIAL PORTFOLIO

Normal situation	349,042,905	326,555,928
-With "A" Preferred Collateral and Counter-guarantees	5,852,606	8,404,587
-With "B" Preferred Collateral and Counter-guarantees	26,590,894	27,943,670
- Without Preferred Collateral nor Counter-guarantees	316,599,405	290,207,671

Subject to special monitoring
- Under Observation	9,874,907	5,669,951
-With "A" Preferred Collateral and Counter-guarantees	43,458	654
-With "B" Preferred Collateral and Counter-guarantees	9,231,486	5,639,019
- Without Preferred Collateral nor Counter-guarantees	599,963	30,278

With problems	67	4,555,442
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	4,090,196
- Without Preferred Collateral nor Counter-guarantees	67	465,246

High risk of insolvency	143,948	1,515,833
-With "A" Preferred Collateral and Counter-guarantees	-	4,522
-With "B" Preferred Collateral and Counter-guarantees	-	245,925
- Without Preferred Collateral nor Counter-guarantees	143,948	1,265,386

Uncollectible	203,320	7,710
-With "A" Preferred Collateral and Counter-guarantees	1,458	-
-With "B" Preferred Collateral and Counter-guarantees	73,859	2,896
- Without Preferred Collateral nor Counter-guarantees	128,003	4,814

TOTAL COMMERCIAL PORTFOLIO	359,265,147	338,304,864

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	12/31/2023	12/31/2022
CONSUMER AND HOUSING PORTFOLIO

Normal situation	263,027,836	456,158,998
-With "A" Preferred Collateral and Counter-guarantees	7,906,628	15,269,675
-With "B" Preferred Collateral and Counter-guarantees	21,273,718	41,104,171
- Without Preferred Collateral nor Counter-guarantees	233,847,490	399,785,152

Low Risk	4,162,767	17,924,792
-With "A" Preferred Collateral and Counter-guarantees	44,267	231,933
-With "B" Preferred Collateral and Counter-guarantees	447,803	1,539,285
- Without Preferred Collateral nor Counter-guarantees	3,670,697	16,153,574

Medium Risk	3,328,371	11,743,297
-With "A" Preferred Collateral and Counter-guarantees	26,398	67,264
-With "B" Preferred Collateral and Counter-guarantees	148,355	515,968
- Without Preferred Collateral nor Counter-guarantees	3,153,618	11,160,065

High Risk	2,087,109	7,655,461
-With "A" Preferred Collateral and Counter-guarantees	6,668	89,112
-With "B" Preferred Collateral and Counter-guarantees	164,752	436,522
- Without Preferred Collateral nor Counter-guarantees	1,915,689	7,129,827

Uncollectible	1,615,868	3,933,259
-With "A" Preferred Collateral and Counter-guarantees	21,345	26,753
-With "B" Preferred Collateral and Counter-guarantees	78,413	506,595
- Without Preferred Collateral nor Counter-guarantees	1,516,110	3,399,911

TOTAL CONSUMER AND HOUSING PORTFOLIO	274,221,951	497,415,807
TOTAL GENERAL(1)	633,487,098	835,720,671

(1) Conciliation with Statement of Financial Position:
Loans and other financing	487,270,553	727,841,878
Other debt securities	266,167,234	863,162,491
Computable items out of balance	109,598,386	48,706,563
Plus allowances	19,358,980	39,842,188
Plus IFRS adjustments non computable for DCS	1,119,804	1,828,594
Less nondeductible ítems for DCS	-	(3,590,632)
Less debt securities measured at amortized cost and fair value with changes in OCI	(250,027,859)	(842,070,411)
Total	633,487,098	835,720,671

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of December 31, 2023 and 2022 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	12/31/2023		12/31/2022
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	69,087,338	10.9%	68,238,639	8.2%
50 following largest customers	123,526,823	19.5%	124,053,825	14.8%
100 following largest customers	92,511,436	14.6%	96,004,018	11.5%
Rest of customers	348,361,501	55.0%	547,424,189	65.5%
TOTAL	633,487,098	100.0%	835,720,671	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of December 31, 2023 the breakdown of loans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	1,832,047	-	170,430	170,430	340,860	852,150	3,365,917
Financial Sector	-	2,789,465	185,831	324,232	670,385	902,442	166,635	5,038,990
Non-financial private sector and residents abroad	18,632,987	283,098,558	118,051,175	115,083,861	135,359,864	154,744,043	282,289,956	1,107,260,444
TOTAL	18,632,987	287,720,070	118,237,006	115,578,523	136,200,679	155,987,345	283,308,741	1,115,665,351

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment for the period ended December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the period	At the end of the period	12/31/2023	12/31/2022
Cost model
Furniture and facilities	15,013,889	10	-	391,691	(370,843)	(12,509,146)	413,091	(704,383)	(12,800,438)	2,234,299	2,504,743
Machinery and equipment	49,305,472	10	-	4,082,256	(659,778)	(43,799,164)	635,830	(2,851,178)	(46,014,512)	6,713,438	5,506,308
Vehicles	2,340,201	5	-	515,511	(569,298)	(1,026,029)	472,330	(417,127)	(970,826)	1,315,588	1,314,172
Right of Use of Leased Properties	16,891,897	50	-	3,349,796	(10,653,348)	(9,670,979)	10,656,319	(6,480,621)	(5,495,281)	4,093,064	7,220,918
Construction in progress	7,502,741	-	-	1,927,182	(3,773,387)	-	-	-	-	5,656,536	7,502,741
Revaluation model
Land and Buildings	35,316,528	50	(2,093,626)	756,613	(149,391)	(2,148,020)	112,013	(655,407)	(2,691,414)	31,138,710	33,168,508
Total	126,370,728		(2,093,626)	11,023,049	(16,176,045)	(69,153,338)	12,289,583	(11,108,716)	(67,972,471)	51,151,635	57,217,390

Movements in investment properties for the period ended December 31, 2023, were as follows:

Item	At the beginning of the period	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying 12/31/2023	Net carrying 12/31/2022
						Accumulated	Disposals	Of the period	At the end of the period
Cost model
Rent building	1,011,502	5	-	161,070	-	(194,406)	-	(189,124)	(383,530)	789,042	817,096
Measurement at fair value
Rent building	51,820,300	50	(7,012,278)	-	-	-	-	-	-	44,808,022	51,820,300
Total	52,831,802		(7,012,278)	161,070	-	(194,406)	-	(189,124)	(383,530)	45,597,064	52,637,396

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Movements in intangible assets for the period ended December 31, 2023 were as follows:

Item	At the beginning of the period	Useful life	Additions	Disposals		Depreciation				Net carrying
						At the beginning of the period	Disposals	Of the period	At the end of the period	12/31/2023	12/31/2022
Measurement at cost
Goodwill	31,027,144		-	-	(4,000,000)	-	-	-	-	27,027,144	31,027,144
Brands	1,831,220		-	-	-	-	-	-	-	1,831,220	1,831,220
Other intangible assets	90,014,750		16,916,944	(756,231)	-	(53,504,408)	93,369	(13,988,733)	(67,399,772)	38,775,691	36,510,342
TOTAL	122,873,114		16,916,944	(756,231)	(4,000,000)	(53,504,408)	93,369	(13,988,733)	(67,399,772)	67,634,055	69,368,706

Depreciation for the period is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of December 31, 2023 and 2022 the concentration of deposits are the following:

Number of customers	Deposits
	12/31/2023		12/31/2022
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	662,055,214	42.7%	571,545,441	33.5%
50 following largest customers	347,109,915	22.4%	379,200,150	22.2%
100 following largest customers	66,447,114	4.3%	94,183,414	5.5%
Rest of customers	473,315,813	30.6%	660,080,578	38.7%
TOTAL	1,548,928,056	100.0%	1,705,009,583	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	104,224,359	167,400	-	-	-	-	104,391,759
Financial sector	476,539	-	-	-	-	-	476,539
Non-financial private sector and residents abroad	1,309,695,582	46,383,607	128,375,672	20,894,066	-	-	1,505,348,927
Liabilities at fair value through profit and loss	607,903	-	-	-	-	-	607,903
Other financial liabilities	940,332	-	-	-	-	-	940,332
Repo Transaction	78,021,141	404,753	549,577	909,190	1,100,630	587,297	81,572,588
Financing received from the Argentine Central Bank and other financial institutions	461,013	390,562	525,110	996,772	1,424,113	943,488	4,741,058
TOTAL	1,494,426,869	47,346,322	129,450,359	22,800,028	2,524,743	1,530,785	1,698,079,106

As of December 31, 2023:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of December 31, 2023 and 2022:

Items	As of December 31, 2023	As of December 31, 2023 (per currency)				As of December 31, 2022
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	201,242,228	191,641,796	5,835,926	54,830	3,709,676	120,528,180
Debt securities at fair value through profit or loss	8,684,949	8,684,949	-	-	-	4,452,251
Derivatives	158,431	158,431	-	-	-	173,451
Other financial assets	8,142,162	8,142,110	-	-	52	5,511,094
Loans and other financing	42,905,258	42,833,841	71,417	-	-	56,672,747
Other Debt Securities	27,761,887	27,761,887	-	-	-	30,281,996
Financial assets pledged as collateral	6,968,929	6,968,929	-	-	-	3,019,938
Other non-financial assets	596,231	596,231	-	-	-	415,317
TOTAL ASSETS	296,460,075	286,788,174	5,907,343	54,830	3,709,728	221,054,974

LIABILITIES
Deposits	240,375,097	236,733,749	3,641,348	-	-	171,150,697
Non-financial public sector	7,126,792	7,125,492	1,300	-	-	5,995,946
Financial sector	1,894	1,894	-	-	-	4,758
Non-financial private sector and foreign residents	233,246,411	229,606,363	3,640,048	-	-	165,149,993
Liabilities at fair value with changes in results	-	-	-	-	-	2,706,372
Other financial liabilities	17,470,741	15,612,348	1,793,752	133	64,508	13,295,704
Financing received from the Argentine Central Bank and other financial institutions	255,796	188,880	66,916	-	-	5,326,453
Other non-financial liabilities	1,397,985	1,397,968	7	-	10	926,350
TOTAL LIABILITIES	259,499,619	253,932,945	5,502,023	133	64,518	193,405,576

NET POSITION	36,960,456	32,855,229	405,320	54,697	3,645,210	27,649,398

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – ALLOWANCE FOR LOAN LOSSES

As of December 31, 2023:

Items	Balances at the beginning of the period	ECL of the following 12 months	ECL of remaining life of the financial asset			Balance at the end of the period
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Loans and other financing	38,031,630	5,374,042	6,025,832	4,768,601	(36,795,232)	17,404,873
Other financial entities	17,240	4,867	-	-	(15,008)	7,099
Non-financial private sector and residents abroad	38,014,390	5,369,175	6,025,832	4,768,601	(36,780,224)	17,397,774
Overdrafts	874,548	227,773	1,253,746	1,173,116	(2,395,883)	1,133,300
Unsecured Corporate Loans	583,821	276,673	596,713	850,862	(1,566,896)	741,173
Mortgage Loans	1,343,030	53,618	(22,801)	1,051,085	(1,646,232)	778,700
Automobile and other secured loans	2,133,329	(650,478)	(564,697)	(370,488)	(371,798)	175,868
Personal Loans	13,275,208	7,338,119	2,144,048	(801,834)	(14,905,123)	7,050,418
Credit cards	15,733,983	(1,948,406)	1,119,389	(1,898,363)	(8,829,890)	4,176,713
Receivables from financial leases	280,441	267,633	785,432	18,336	(917,735)	434,107
Others	3,790,030	(195,757)	714,002	4,745,887	(6,146,667)	2,907,495
Other debt securities	120,888	101,519	-	-	(150,987)	71,420
Other Commitments	271,445	417,918	724,247	(131,660)	(870,287)	411,663
Unused credit card balances	1,387,991	1,577,326	1,571,824	-	(3,080,163)	1,456,978
Agreed Revocable Overdraft	30,235	(20,447)	33,953	-	(29,695)	14,046
TOTAL PROVISIONS	39,842,189	7,450,358	8,355,856	4,636,941	(40,926,364)	19,358,980

grupo supervielle S.A.

informative review as of december 31, 2023

(expressed in thousands of pesos in homogeneous currency)

Brief description of the business and evolution of operations

The Company's objective is to position itself as a leader in the local financial business through an offer of innovative, inclusive and accessible financial services. Its strategy, carried out through its different companies (banking and non-banking), allows access to each segment of the population with the product offer, the service model and the price/risk ratio required.

The result for the period ended December 31, 2023, shows a profit of  51,363,131, which represents a positive return on average net worth of 16.7%. This result was mainly due to the results of our investments in companies.

The Annual Ordinary Shareholders' Meeting held on April 27, 2023 approved the financial statements as of December 31, 2022 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with an optional reserve, legal reserve and share premium.

Grupo Supervielle S.A. is the controlling company of the economic group as of December 31, 2023 and December 31, 2022, it had the following direct and indirect shareholdings in its controlled companies:

Company	Main Activity	Interest in capital stock
		12/31/2023	12/31/2022
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A. (1)	Financial Company	-	99.90%
Tarjeta Automática S.A. (1)	Credit Card and Consumer Loans	-	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U. (2)	Services and exchange agency	100.00%	100.00%
(1)	On June 8, 2023, the definitive merger commitment with Banco Supervielle S.A. was signed. described in note 21 of the consolidated financial statements.
(2)	It was settled on 06/30/2023.

grupo supervielle S.A.

informative review as of december 31, 2023

(expressed in thousands of pesos in homogeneous currency)

Brief description of Related Companies

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle focuses on delivering quick solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to the needs and digital transformation of its clients. Since May 2016, Grupo Supervielle shares have been listed on ByMA and NYSE.

The activities and results of Grupo Supervielle's subsidiaries are detailed below:

As of December 31, 2023, Banco Supervielle S.A. It has assets of 1,978,138,637 and a net worth attributable to the owners of the parent company of 269,647,402. The net result attributable to the owners of the holding company as of December 31, 2023 was positive 40,200,854, which originated mainly from the financial margin and the services margin.

Supervielle Asset Management S.A. is a Common Investment Fund Management Company whose purpose is the promotion, direction and administration of common investment funds in accordance with the provisions of Law 24,083, its Regulatory Decree and any other legal or regulatory norm that contemplates said activity. The net result as of December 31, 2023 showed a profit of 5,299,669.

Sofital S.A.F. and I.I. is a company whose main activity is to carry out financial operations and administration of securities. The net result as of  December 31, 2023 showed a profit of 1,578,482.

Espacio Cordial de Servicios S.A., is a company whose purpose is the marketing of all types of goods and services linked to insurance activities, tourism, health plans and/or services and other goods and services. The net result as of December 31, 2023 showed a profit of 264,911.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., has a net worth of   9,714,692 and assets of 16,565,489. As of December 31, 2023, it obtained a positive result of 1,939,831.

Micro Lending S.A.U., specializes in financing collateral loans, particularly for used cars. As of December 31, 2023, it presented a profit of 743,574.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a benchmark within the Fintech sector in the country. InvertirOnline S.A.U obtained a profit of 5,778,982  as of December 31, 2023, and Portal Integral de Inversiones S.A.U. obtained negative results of 43,361 as of December 31, 2023. On the other hand, Dólar IOL S.A.U. It was liquidated on June 30, 2023.

IOL Holding S.A. It is a company that brings together shareholdings in other companies dedicated to providing stock market services at a regional level. As of December 31, 2023, it obtained a negative result of 64,787.

Bolsillo Digital S.A.U. is a company that was dedicated to the commercialization of products and services linked to the management and processing of payments. As of December 31, 2023, it presented a negative result of 488,172.

Supervielle Agente de Negociación S.A.U. is a company whose main activity is to engage, on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as an agent in the categories in which it is duly registered by the National Securities Commission. As of December 30, 2023, it presented a positive result of 465,739.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out intermediation activity, promoting the conclusion of life, property and pension insurance contracts. As of December 31, 2023, it presented a profit of 476,872.

grupo supervielle S.A.

informative review as of december 31, 2023

(expressed in thousands of pesos in homogeneous currency)

Asset structure. Results. Structure of generation or use of funds. Main ratios.

The information regarding the condensed interim consolidated financial statements is presented in a comparative manner below.

The information as of December 31, 2019, 2020, 2021, 2022 and 2023 corresponds to the originally reported figures expressed in homogeneous currency:

Statement of Financial Position	12/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	2,063,116,562	2,171,869,377	2,368,306,028	2,288,290,883	1,862,614,010
Total Liabilities	1,720,055,309	1,882,526,965	2,055,300,660	1,955,304,577	1,560,851,586
Changes in Shareholders’ Equity	343,061,253	289,342,412	313,005,368	332,986,306	301,762,424
Total Liabilities plus Changes in Shareholders’ Equity	2,063,116,562	2,171,869,377	2,368,306,028	2,288,290,883	1,862,614,010

Income Statement	12/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Net income from interest	380,825,028	272,172,336	260,358,937	330,314,647	123,170,583
Net income from commissions	83,358,644	75,180,921	84,050,792	88,057,639	94,490,222
Net income before income tax	86,645,164	(23,763,254)	(9,567,594)	37,991,997	(34,305,280)
Total comprehensive income attributable to owners of the parent company - Earnings	54,532,278	(17,804,517)	(12,865,246)	36,051,439	(35,487,588)

Consolidated Cash Flow Statement	12/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019
Total operating activities	158,515,467	2,114,181	51,550,337	91,912,748	(336,368,352)
Total investment activities	(18,889,380)	(23,553,749)	(29,205,911)	(39,575,029)	(14,508,666)
Total financing activities	(22,139,100)	(39,041,400)	(76,209,799)	(130,269,671)	(185,110,379)
Effect of changes in exchange rate	213,783,634	52,690,608	65,963,264	207,885,647	41,874,917
Net increase in cash and cash equivalents	81,382,715	(100,758,121)	12,097,891	129,953,695	(494,112,480)

grupo supervielle S.A.

informative review as of december 31, 2023

(expressed in thousands of pesos in homogeneous currency)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	12/31/2023	12/31/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	16,15%	9,90%	15,40%	22,09%	31,45%
- Cash and cash equivalents (1)	250,149,001	168,766,286	269,524,407	361,360,740	348,935,329
- Deposits	1,548,928,056	1,705,009,583	1,749,789,295	1,635,666,098	1,109,505,842

Solvency	19,94%	15,37%	15,23%	17,03%	19,33%
- Shareholders Equity	343,061,252	289,342,411	313,005,368	332,986,306	301,762,424
- Total Liabilities	1,720,055,310	1,882,526,966	2,055,300,660	1,955,304,576	1,560,851,586

Immobilization of Capital	9.43%	10.76%	9.47%	9.78%	10.08%
-Immobilized Assets (2)	194,570,608	233,625,881	224,207,211	223,822,354	187,742,322
-Total Assets	2,063,116,562	2,171,869,377	2,368,306,028	2,288,290,883	1,862,614,010

(1) Including cash, listed corporate and government securities and mutual funds shares

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated item0073

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

grupo supervielle S.A.

informative review as of december 31, 2023

(expressed in thousands of pesos in homogeneous currency)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Through Communication “A” 6430 and 6847, the B.C.R.A. established that Financial Entities must begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, as of the years beginning on January 1, 2020, with the exception of debt instruments of the Non-Financial Public Sector, which will be temporarily excluded from the scope of said provisions.

Additionally, Communication “A” 6938 of the B.C.R.A. ordered the postponement of the application of the aforementioned point for the entities of group “B” until January 1, 2021, with which the forecasts of IUDÚ Compañía Financiera S.A. They remain under the minimum provisions regulations of the B.C.R.A. It is worth mentioning that through communications “A” 7108 and 7134, the B.C.R.A. established the classification of financial entities into groups “A”, “B” and “C”, leaving IUDÚ Compañía Financiera S.A. classified as a Group “C” entity as of October 1, 2020. However, IUDÚ Compañía Financiera S.A. has requested authorization from the B.C.R.A. to advance the application of point 5.5 of IFRS 9 to the current period, in accordance with what is mentioned in Note 1.1 of these financial statements. Currently IUDÚ Compañía Financiera S.A. is in a merger process with the Bank, therefore during the months of October, November and December 2022 IUDÚ Compañía Financiera S.A. gave up its entire loan portfolio. On June 8, 2023, the final merger commitment was signed and said decision is subject to approval by the Central Bank of the Argentine Republic.

Additionally, the B.C.R.A. allows financial entities to classify dual bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with counterpart in OCI and at amortized cost, in accordance with the aforementioned in Note 1.1 of these financial statements.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the requirements, the following is set out:

●	the corporate purpose of Grupo Supervielle S.A. is, exclusively, to carry out financial and investment activities;
●	the investment in financial entities and in the insurance company represents 80.9% of the assets of Grupo Supervielle S.A., being the main asset of the Company;
●	95.17% of the income of Grupo Supervielle S.A. They come from the participation in the results of the financial entities and the insurance company.
●	Grupo Supervielle S.A. It has a direct and indirect participation in the share capital of 99.90% in Banco Supervielle S.A., 99.90% in IUDÚ Compañía Financiera S.A. and 100% in Supervielle Seguros S.A. which gives it control of the aforementioned entities.

grupo supervielle S.A.

informative review as of december 31, 2023

(expressed in thousands of pesos in homogeneous currency)

Perspectives

For the year 2024, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

Separate Financial Statements

For the financial year ended ended on

December 31, 2023, presented on comparative basis in homogeneous currency.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

As of December 31, 2023 and2022

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	12/31/2023	12/31/2022
ASSETS
Cash and due from banks	1,5 and 5,1	1,673,516	1,126,252
Cash		-	-
Financial institutions and correspondents		1,673,516	1,126,252
Other local and financial institutions		1,673,516	1,126,252
Debt Securities at fair value through profit or loss	2, 5,2 and A	1,598,339	-
Other financial assets	2, 5,3 and 9	1,354,855	1,099,254
Other debt securities	2, 5,4 and A	9,534,241	6,834,741
Financial assets pledged as collateral	4 and 5,5	6,539	-
Investment in subsidiaries, associates and joint ventures	4 and 5,6	296,731,057	243,668,667
Intangible Assets	1,8 and 5,7	32,507,631	36,910,183
Deferred income tax assets	8	851,788	438,308
Other Non-financial assets	5,8 and 9	535,157	347,130
TOTAL ASSETS		344,793,123	290,424,535

LIABILITIES
Deferred income tax liability	8	766,599	435,615
Other Non-Financial Liabilities	5,8 and 9	1,239,964	875,834
TOTAL LIABILITIES		2,006,563	1,311,449

SHAREHOLDERS' EQUITY
Capital stock	10	442,672	444,411
Capital Adjustments		254,538,548	264,229,227
Paid in capital		27,960,909	28,325,583
Own shares in portfolio		14,050	12,311
Comprehensive adjustment of shares in portfolio		2,944,946	2,580,272
Cost of treasury stock		(5,166,412)	(4,307,608)
Earnings Reserved		4,307,608	19,308,569
Reserve		-	(11,028,396)
Other comprehensive income		6,381,108	3,211,961
Net Income for the period		51,363,131	(13,663,244)
TOTAL SHAREHOLDERS' EQUITY		342,786,560	289,113,086
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		344,793,123	290,424,535

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

Items	Notes	12/31/2023	12/31/2022
Interest income	5,10	7,242,429	3,967,871
Net interest income		7,242,429	3,967,871
Net income from financial instruments at fair value through profit or loss	5,11	2,978,627	1,085,370
Result from derecognition of assets measured at amortized cost		1,008,741	(18,830)
Exchange rate difference on gold and foreign currency		1,732,107	967,759
NIFFI and Exchange Rate Differences		5,719,475	2,034,299
Subtotal		12,961,904	6,002,170
Other operating income	5,12	1,374,095	2,909,962
Result from exposure to changes in the purchasing power of the currency		(12,164,277)	(7,560,778)
Loan loss provisions		(5,500)	-
Net operating income		2,166,222	1,351,354
Personnel expenses	5,13	(158,122)	(148,703)
Administration expenses	5,14	(1,302,913)	(1,163,279)
Depreciation and impairment of non-financial assets		(4,402,552)	(632,159)
Other operating expenses	5,15	(222,371)	(184,223)
Operating income		(3,919,736)	(777,010)
Profit of subsidiaries and associates	5,16	56,181,154	(12,571,666)
Income before taxes		52,261,418	(13,348,676)
Income tax	8	(898,287)	(314,568)
Net income for the period		51,363,131	(13,663,244)

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
NUMERATOR
Net income for the year attributable to owners of the parent company	51,363,131	(13,663,244)
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	51,363,131	(13,663,244)

DENOMINATOR

Weighted average of ordinary shares	442,727	454,274
PLUS: Weighted average of number of ordinary shares issued with dilution effect,		-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	442,727	454,274

Basic Income per share	116.02	(30.08)
Diluted Income per share	116.02	(30.08)

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Net income for the period	51,363,131	(13,663,244)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	3,439,315	(4,168,861)
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	3,439,315	(4,168,861)
Translation difference of Financial Statements	442,857	190,121
Conversion difference for the period	442,857	190,121
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	(713,025)	(162,533)
Loss for the year from financial instrument at fair value through other comprehensive income	(934,194)	(241,883)
Income tax	221,169	79,350
Total Other Comprehensive Loss to be reclassified to profit or loss	3,169,147	(4,141,273)
Total Other Comprehensive Income	3,169,147	(4,141,273)
Total Comprehensive Income	54,532,278	(17,804,517)

The accompanying notes and schdules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2022	444,411	28,325,583	264,229,227	12,311	2,580,272	(4,307,608)	3,226,099	16,082,470	(24,691,640)	3,107,549	192,578	(88,166)	289,113,086
Acquisition of own shares	(1,739)	(364,674)	-	1,739	364,674	(858,804)	-	-	-	-	-	-	(858,804)
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2023:
Reserves release	-	-	(9,690,679)	-	-	-	(3,226,099)	(11,774,862)	24,691,640	-	-	-	-
Net Income for the period	-	-	-	-	-	-	-	-	51,363,131	-	-	-	51,363,131
Other comprehensive income for the period	-	-	-	-	-	-	-	-		3,439,315	442,857	(713,025)	3,169,147
Balance at December 31, 2023	442,672	27,960,909	254,538,548	14,050	2,944,946	(5,166,412)	-	4,307,608	51,363,131	6,546,864	635,435	(801,191)	342,786,560

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS´

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Own shares in portfolio	Comprehensive adjustment of own shares in portfolio	Cost of treasury stock	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
										Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	30,905,855	264,229,227	-	-	-	3,226,099	24,893,404	(18,289,018)	7,257,788	2,457	74,367	312,756,901
Other movements									(18,622)	18,622
Acquisition of own shares	(12,311)	(2,580,272)	-	12,311	2,580,272	(4,307,608)	-	-	-	-	-	-	(4,307,608)
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Reserves release	-	-	-	-	-	-	-	(7,279,244)	7,279,244	-	-	-	-
Distribution of dividends	-	-	-	-	-	-	-	(1,531,690)	-	-	-	-	(1,531,690)
Net Income for the period	-	-	-	-	-	-	-	-	(13,663,244)	-	-	-	(13,663,244)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(4,168,861)	190,121	(162,533)	(4,141,273)
Balance at December 31, 2022	444,411	28,325,583	264,229,227	12,311	2,580,272	(4,307,608)	3,226,099	16,082,470	(24,691,640)	3,107,549	192,578	(88,166)	289,113,086

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE STATEMENT OF CASH FLOW

For the financial years ended on December 31, 2023 and 2022

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	52,261,418	(13,348,676)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(56,181,154)	12,571,666
Depreciation and impairment	4,402,552	632,159
Loan loss provisions	5,500	-
Exchange rate difference on gold and foreign currency	(1,732,107)	(967,759)
Interests from loans and other financing	(7,242,429)	(3,967,871)
Result from exposure to changes in the purchasing power of the currency	12,164,277	7,560,778
Net income from financial instruments at fair value through profit or loss	(2,978,627)	(1,085,370)

(Increases) / decreases from operating assets:
Debt Securities at fair value through profit or loss	(1,598,339)	-
Other debt securities	6,581,863	492,291
Financial assets pledged as collateral	(6,539)	-
Other assets	1,021,335	3,336,212

Increases / (decreases) from operating liabilities:
Other liabilities	364,132	(1,022,268)
Income Tax Payments	(759,614)	(152,471)

Net cash provided by / (used in) operating activities (A)	6,302,268	4,048,691

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Dividends paid	-	(1,531,690)
Purchase of subsidiaries	(14,066)	(1,703,714)

Collections:
Sale of PPE, intangible assets and other assets	-	10,029
Liquidation of subsidiaries	7,323
Subsidiary capital reduction	691,331	-

Net cash used in investing activities (B)	684,588	(3,225,375)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the participation of subsidiaries that do not give rise to loss of control	-	(1,155,942)
Repurchase of own shares	(858,804)	(4,307,608)
Collections:
Dividends collected	5,898,486	6,771,824

Net cash used in financing activities (C)	5,039,682	1,308,274

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(6,175,872)	(3,407,497)
Result from exposure to changes in the purchasing power of the currency in cash and equivalents (E)	(4,256,297)	(3,185,522)
TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)	1,594,369	(4,461,429)
Cash and cash equivalents at the beginning of the period (Note 1.5)	1,433,389	5,894,818
Cash and cash equivalents at the end of the period (Note 1.5)	3,027,758	1,433,389

The accompanying notes and schedules are an integral part of the separate financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on March 6, 2024.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee, with the following exceptions:

●	temporary exception to the application of point 5.5. (impairment) of IFRS 9 "Financial Instruments" on debt instruments of the Non-Financial Public Sector. Had IFRS 9 been applied to the debt instruments of the Non-Financial Public Sector, a net reduction in income tax of 1,400 million and 396 million would have been recorded in the Group's equity as of December 31, 2023 and 2022, respectively.

●	Option to classify holdings in dual bonds at amortized cost or fair value with a counterpart in other comprehensive income: The BCRA allows financial entities to classify said bonds in the three categories available in IFRS 9, based on this option, the Group has decided to classify them within the category of fair value with a counterpart in ORI and at amortized cost. However, according to the contractual characteristics of the instrument, it does not meet the criteria of "only payments of principal plus interest" established in IFRS 9, therefore, in accordance with said standard, the Group should have valued said instruments at fair value with consideration in results. Had IFRS 9 been applied, and the bonds valued at fair value through profit or loss, a reduction net of income tax of 1,711 million and 406 million would have been recorded in the Group's equity as of December 31, 2023 and 2022, respectively.

●	In accordance with the provisions of Communication “A” 7642 of the B.C.R.A., the application of IFRS 17 "Insurance Contracts" will be optional until the B.C.R.A makes it mandatory. The Group made use of this option. If the aforementioned standard had been applied, an increase in the Group's net worth of 14.6 million would have been recorded as of December 31, 2023.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognize changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of December 31, 2023.

1.2.3.	Comparative information

The balances for the year ended December 31, 2023 and 2022 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of December 31, 2023 and 2022 in order to record them in homogeneous currency.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the year ended on December 31, 2023 which did not have significant impacts on the consolidated financial statements:

(a)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

(b)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

The changes that have not entered into force as of December 31, 2023, are set out below:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

(a) Amendments to IAS 16 – Leases

These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the transaction date. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

The impact from the application of this standard will not be material..

(b)  Amendments to IAS 1 – Non-current assets with covenants.

These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

The amendments will be effective for the annual periods beginning on or after January 1, 2024.

The impact from the application of this standard will not be material.

(c) Amendments to IAS 21 - Lack of Interchangeability

The amendments establish a two-step approach to assess whether a currency can be exchanged for another currency and, when this is not possible, determine the exchange rate to be used and the information to be disclosed.

The modifications will be effective for the years beginning on January 1, 2025 and, although international standards allow their early application, RG N°972/23 of the C.N.V. does not allow it.

The Group is currently evaluating the impact that this modification may have on its consolidated financial statements.

1.2.5.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(Significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

Significant increase in credit risk

The Group considers that a financial asset experienced a significant increase in credit risk when it is overdue between 31 days and 90 days.

Definition of default and impaired credit

The Group considers that a financial instrument is in default status when it is overdue for more than 90 days.

Measurement of Expected Credit Losses – Explanation of inputs, assumptions and estimation techniques

ECLs are measured on a 12-month basis or over the life of the instrument, depending on whether there has been a significant increase in credit risk since initial recognition or whether an asset is considered credit impaired. The PCEs are the discounted product of the Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD), defined as follows:

• The PD represents the probability that a debtor will not meet its financial obligation, either during the next 12 months or during the remaining life time (Lifetime PD) of the financial asset. The Entity uses the PD defined by the risk rating agency S&P for the corresponding rating and term.

• The EAD is based on the amounts that the Group expects to be owed at the time of default, during the next 12 months or during the remaining life of the instrument (Lifetime EAD). To do this, the valuation of each asset is considered at the time of the calculation, since it considers the flows discounted to the IRR.

• The LGD represents the Group's expectation regarding the amount of loss in an exposure in default status. The LGD is expressed as a percentage of loss per unit of exposure at the time of default. For the estimate, the Entity considers the 2019 LETES reprofile given that up to now there has been no worse scenario.

The PCE is determined by projecting the PD, LGD and EAD for each future maturity, taking into account principal amortization and interest payments. These three components are multiplied and adjusted based on the probability of survival (i.e., the exposure has not been pre-canceled or entered default status in a previous month).

Sensitivity analysis

The following details the changes in the ECPs as of December 31, 2023 that would result from reasonably possible changes in the following parameters:

December 31, 2023
Provisions for expected credit loss	5,500
Total portfolio	2,645,567
% Forecast	0.21%

1.3.	Critical accounting policies and estimates

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other instruments

The fair value of financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 to the consolidated condensed interim financial statements provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.4.	Foreign currency translation

(a)	Functional and presentation currency

Figures included in the Separated Financial Statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Separated  Financial Statements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

Conversion of subsidiaries

Participations in subsidiary companies, whose functional currency is different from the Argentine peso, are converted, first, to the functional currency of the Group, and then adjusted for inflation (see note 1.2.2). The results and financial position of the subsidiaries with a functional currency other than the Argentine peso are translated into the Group's functional currency in accordance with the provisions of IAS 21 "Effects of changes in foreign currency exchange rates", as follows:

●	Assets and liabilities, at the closing exchange rate on the date of each consolidated statement of financial position
●	Income and expenses, at the average exchange rate.

Subsequently, the converted balances were adjusted for inflation in order to present them in homogeneous currency.

All the differences resulting from the translation were recognized in the caption "Conversion Difference of Financial Statements" of the consolidated statement of other comprehensive income.

In the case of sale or disposal of any of the subsidiaries, the accumulated conversion differences must be recognized in the Statement of Comprehensive Income as part of the gain or loss from the sale or disposal.

(b)	Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank.  Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”.

As of December 31, 2023 and 2022 the balances in US dollars were converted at the reference exchange rate determined by the B.C.R.A. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the B.C.R.A.

1.5.	Cash and due from banks

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	12/31/2023	12/31/2022	12/31/2021
Cash and due from banks	1,673,516	1,126,252	2,645,744
Other financial assets	1,354,242	307,137	3,249,074
Cash and cash equivalents	3,027,758	1,433,389	5,894,818

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	12/31/2023	12/31/2022	12/31/2021
Cash and due from Banks
As per Statement of Financial Position	1,673,516	1,126,252	2,645,744
As per the Statement of Cash Flows	1,673,516	1,126,252	2,645,744
Other financial assets
As per Statement of Financial Position	1,354,855	1,099,254	7,199,760
Other financial assets not considered as cash equivalents	(613)	(792,117)	(3,950,686)
As per the Statement of Cash Flows	1,354,242	307,137	3,249,074

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.6.Information by segment

The Group determines the operating segments based on the management reports that are reviewed by the Board of Directors and key management personnel, and updates them as they present changes.

The Group analyzes the business on a consolidated basis, thus identifying the operating segments mentioned in Note 3 to the consolidated financial statements.

1.7.Financial Instruments

Other financial assets and other deb securities

i)Financial assets at amortize cost

Financial assets shall be measured at amortized cost if:

(a)the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial instruments shall be measured at its fair value plus incremental, directly attributable, transaction costs, and subsequently measured at amortized cost.

A financial asset’s amortized cost is the amount at which it is acquired minus the cumulative amortization plus accrued interests (using the effective interest method), net of any impairment loss.

The effective interest method uses the rate that allows the estimated future cash flows to be discounted to be received or paid over the life of the instrument or a shorter period, if appropriate, equalizing the net book value. By applying this method, the Group identifies the incremental direct costs as an integral part of the effective interest rate.

ii)Financial assets at fair value through other comprehensive income:

Financial assets shall be measured at fair value through other comprehensive income when:

(a)the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(b)the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

These instruments shall be initially recognized at fair value plus incremental, directly attributable, transaction costs, and subsequently measured at fair value through other comprehensive incomes. Gains and losses arising out of changes in fair value shall be included in other comprehensive incomes within a separate component of equity. Impairment losses or reversal, interest revenue and foreign exchange rate gains and losses shall be recognized in profit or loss. At the time of sale or disposal, the accumulated gain or loss previously recognized in other comprehensive incomes are reclassified from equity to the income statement.

Investments in Mutual Funds: they have been valued according to the value of the share in force on the last business day corresponding to the end of the fiscal year.

iii)Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss comprise:

-Instruments held for trading
-Instruments specifically designated at fair value through profit or loss
-Instruments with contractual terms that do not represent contractual cash flows that are solely payments of principal and interest on the principal amount outstanding

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

These financial instruments shall be initially recognized at fair value and any gain or loss shall be recognized in profit or loss upon effectiveness.

The Group classifies a financial instrument as held for trading if it is acquired or incurred with an intention to sell or repurchase them in the short term, or it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking or it is a derivative which is not embedded in a qualifying hedging relationship. Derivatives and instruments held for trading shall be classified as held for trading and are recognized at fair value.

The fair value of these instruments was calculated using the prices prevailing at the end of each year in active markets, if representative. In the absence of an active market, valuation techniques were used that included the use of market operations carried out in conditions of mutual independence, between interested parties and duly informed, whenever available, as well as references to the current fair value of another instrument that is substantially similar, or the analysis of discounted cash flows. The estimation of fair values is explained in more detail in the section "critical accounting policies and estimates".

Additionally, financial assets can be valued ("designated") at fair value through profit or loss when, in doing so, the Group eliminates or significantly reduces an inconsistency in measurement or recognition.

iv)	Financial liabilities – Debt securities issued

Debt securities  issued by Group are measured at amortize cost.

v)	Investment in subsidiaries, associates and joint ventures

Subsidiaries are entities over which the Group has control. The Group controls an entity when such entity is exposed, or holds control, to receive variable yields as a result of its interest, and has the capacity to utilize its power to run operating and financial policies of such entity to impact on yields. Subsidiaries are consolidated as from the date on which the control is transferred to the Company, and are excluded from consolidation as from the date such control ceases.

Associates are entities on which the Group has a significant influence, that is, the power to intervene in financial-and-business-related decision making processes of such associate, but without gaining control.

Pursuant to IAS 27 and 28, separate financial statements, investments in subsidiaries and associates may be recorded through the use of “interest method” or “proportional equity value method”.

In virtue of the utilization of Interest Method, investments are initially recognized at cost, and such amount increases or decreases for the recognition of investor´s interest in earnings and losses of the entity after the acquisition/set-up date.

Likewise, net indentifiable assets and contingent liabilities acquired in the initial investment in a subsiadiary and/or associateare initially valuated at fair value as of investment date. When applicable, the value of interest in subsidiaries and associates includes the goodwill recognized on such date. When the interest of the group in losses is equivalent to or exceeds the value of the interest in such entities, the Entity does not recognize additional losses, except upon the existence of legal or assumed obligations related to the provision of funds or payments on behalf of such entities.

The interest in earnings and losses of subsidiaries and associates is recognized in the line “Income from associates and joint ventures” in the separate income statement. The interest of the Entity in other income from subsidiaries and associates is recognized in the line “Interest of associates and joint ventures recorded through the utilization of Interest method of the separate statement of other comprehensive results.

The Group determines the date of each report upon the existence of objective evidence showing that an investment in a subsidiary or associate is not recovereable. If so, the devaluation amount is calculated as the difference between the recovereable value of such investment and its accounting value, while recognizing the resulting amount in “Income from associates and joint ventures” in the separate income statement.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

1.8.	Intangible Assets

a)Goodwill:

Goodwill resulting from the acquisition of subsidiaries, affiliates or joint ventures accounts for the excess between:

(i)the cost of one acquisition, which is valued as the amount of the transferred payment, valued at fair value as of the acquisition date plus the amount of non-controlling interest; and

(ii)       the fair value of recognizable acquired assets and assumed liabilities of such acquisition.

All goodwill is included in the item intangible assets in the consolidated statement of financial position.

Goodwill is not amortized. The Group evaluates, annually or upon devaluation indicators, the recoverability of goodwill based on future discounted fund flows plus any other information available as of the preparation of consolidated Financial Statements. Earnings and losses from the sale of an entity include the goodwill balance in the sold entity.

Goodwill is assigned to cash-raising units with the purpose of carrying out recoverability tests. Such assignment applies to those cash-raising units (or group of units), identified in accordance with the operating segment criterion and benefiting from the combination of businesses from which goodwill resulted.

Goodwill´s impairment test

Goodwill are assigned to the Group's cash generating units on the basis of the operating segments.

	12/31/2023	12/31/2022
Supervielle Seguros S.A.	89,004	89,004
InvertirOnline S.A.U. / Portal Integral de Inversiones S.A.U.	17,072,146	17,072,146
Micro Lending S.A.U.	9,308,610	13,308,610
Supervielle Agente de Negociación S.A.U.	46,945	46,945
TOTAL	26,516,705	30,516,705

The recoverable amount of a cash generating unit is determined on the basis of use value calculations. These calculations use cash flow projections based on approved financial budgets covering a period of five years.

The main key assumptions are related to marginal contribution margins. These were determined on the basis of past results, other external sources of information and their expectations of market development.

The discount rates used were 15.6% and are the respective average cost of capital ("WACC"), which is considered a good indicator of the cost of capital. For each cash generating unit, where the assets are assigned, a specific WACC was determined considering the industry, the country and the size of the business.

The main macroeconomic premises used, the amount of MILA financing and IOL operating income are detailed below:

	Real	Forecast	Forecast	Forecast	Forecast	Forecast
	2023	2024	2025	2026	2027	2028
Inflation (end of year)	211.4%	205.6%	80.4%	49.8%	23.7%	8.5%
Inflation (average)	133.5%	249.1%	104.9%	62.0%	34.4%	13.4%
Cost of funding (average)	63.0%	70.0%	45.3%	31.6%	17.8%	9.4%
Loan’s interest rate (average)	82.8%	88.0%	59.3%	43.6%	27.8%	17.4%
Amount of Micro Lending' financing	5,798	7,080	9,996	12,504	14,004	14,004
InvertirOnline'Operating income	7,326	21,213	51,990	88,474	118,939	134,834

As of December 31, 2023, political conditions negatively affected the Argentine economy in general, causing, mainly on that date:

• An inflationary acceleration and greater devaluation of the Argentine peso, with the accumulated inflation index being 211.4% during 2023 (CPI) and the variation in the BCRA Com exchange rate. “A” 3,500, for the same period, of 356.4%.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

• Exchange restrictions in order to contain the demand for dollars.

• Reduction of the 1-day passive repo rate from 126% to 100% n.a. (171.5% e.a.). Thus, the interest rate on 1-day repos for FCI was 85% n.a. (133.7% n.a.), while the 1-day active repo interest rate remained at 160% n.a. (393.6% e.a.).

To what was mentioned above we must add the following conditions for the pledge business

• During 2023, loans for automotive purposes have decreased their share of the product more than the sector of loans to the non-financial private sector as a whole.

• The balance of loans for automobile use in the financial system (BCRA) is at historic lows, representing 0.2% of GDP.

• Both the patenting of 0KM units, and the percentage of these transactions that are carried out through financing, are in slight recovery but quite far from historical highs.

• Financing of used vehicles is relevant in MILA's operations. The pledge business has not been immune to the exposed market conditions, maintaining the amount of financing granted in the order of 5,800 operations (1% below 2022), which is a depressed level of activity in the historical series.

Consequently, as of December 31, 2023, an adjustment has been determined for impairment in the goodwill of Micro Lending S.A.U., given that the estimate of the value attributable to the cash-generating unit was 10,477,611. Based on this, a devaluation of 4,000,000 was recorded in the item depreciation and depreciation of assets, classified in the “People and Business” segment.

The rest of the business keys have been tested as of the date of the financial statements and no impairment losses have been identified.

The sensitivity analysis of the cash generating units to which goodwill was assigned, excluding Micro Lending S.A.U., was based on a 1% increase in the weighted average cost of capital. The Group concluded that it would not be necessary to recognize any impairment losses on goodwill in the segment under these conditions.

b)Trademarks and licenses

Trademarks and licenses acquired separately are initially valued at historical cost, while those acquired through a business combinations are recognized at their estimated fair value at the acquisition date.

As of the closing date of the separate financial statements , intangible assets with a finite useful life are subsequently carried at cost less accumulated depreciation and / impairment losses, if any. These assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

The trademarks acquired by the Group have been classified as intangible assets with an indefinite useful life. The main factors considered for this classification include the years in which they have been in service and their recognition among industry customers.

Intangible assets with an indefinite useful life are those that arise from contracts or other legal rights that can be renewed without a significant cost and for which, based on an analysis of all the relevant factors, there is no foreseeable limit of the period over which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are subject, annually or whenever there are indications of devaluation, to annual assessment for impairment, either individually or at the level of the cash generating unit. The categorization of the indefinite useful life is reviewed annually to confirm if it is still sustainable.

Impairment losses are recognized when the book value exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of the recoverable value of the asset or its value in use. For purposes of the impairment test, the assets are grouped at the lowest level in which they generate identifiable cash flows (cash-generating units). The devaluations of these non-financial assets - other than goodwill - are reviewed at each reporting date to verify possible reversals.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

c)Software

Costs related to software maintenance are recognized as expenses when incurred. Development, acquisition or implementation costs which are directly attributable to identifiable and single software design and tests controlled by the Group are recognized as assets.

Development, acquisition or implementation costs recognized initially as period expenses, are not recognized as intangible asset cost. Costs incurred in the development, acquisition or implementation of software, recognized as intangible assets are amortized through the application of straight-line method during their estimated useful lives, over a term not exceeding five years.

1.9.	Other receivables and debts

Receivables and liabilities have been valued at their nominal value plus financial results accrued as of each financial year closing.

Bank and financial debts have been valued at amortized cost.

1.10.	Reserved Earnings and dividend distribution

As for income resulting from dividends, there are certain restrictions for Companies where the Group holds interest. Such restrictions are mentioned in Note 1.26 as per Consolidated Financial Statements.

1.11.	Recognition of income

Financial income and expenses are recorded for all assets and liabilities measured at amortized cost in accordance with the effective rate method, thus the differentiation from all positive and negative results which are an integral part of the operation effective rate.

Results contained in the effective rate include expenses or income related to the creation or acquisition of a financial asset or liability.

The Group´s income from services are recognized in the income statement in accordance with the performance obligations compliance.

1.12.Capital Stock

The accounts in this item are expressed in currency that has not considered the variation of the price index since February 2003, except for the item "Capital Stock", which has been kept at its nominal value.

Ordinary shares are classified in equity and are recorded at their nominal value.

As indicated in note 10 to the separate financial statements, the Company's Board of Directors approved the repurchase of securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company. The cost of treasury shares in the portfolio is disclosed as part of the Capital within the Statement of Changes in Net Equity, after the Share Capital, Capital Adjustment and Share Premiums.

The Group's objectives regarding capital management are established below:

• Compliance with the requirements established by the B.C.R.A. in its communication “A” 6260 and amendments

• Support the Group's operations to avoid any situation that puts the Group's operations at risk.

The total capital under administration and regulation as of December 31, 2023 and 2022 is composed as follows (book value):

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Capital stock	442,672	444,411
Paid in capital	254,538,548	264,229,227
Inflation Adjustment of capital stock	27,960,909	28,325,583
Treasury shares	14,050	12,311
Inflation adjustment of treasury shares	2,944,946	2,580,272
Cost of Treasury shares	(5,166,412)	(4,307,608)
Reserves	4,307,608	19,308,569
Retained earnings	51,363,131	(24,691,640)
Other comprehensive income	6,381,108	3,211,961
Shareholders' Equity attributable to owners of the parent company	342,786,560	289,113,086

The Board of Directors, through its Risk Committee, is responsible for monitoring, supervising, adapting and ensuring compliance with the objectives established for capital management.

1.13.	Profit and Loss Accounts

The income statements were expressed as mentioned in Note 1.1.2.

2.	FINANCIAL INSTRUMENTS

The portfolio of financial instruments held by the Group is detailed below, as of December 31, 2023 and 2022:

Financial Instruments as of 12/31/2023	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Debt Securities at fair value through profit or loss	1,598,339	-	-	1,598,339
- Other debt securities	3,777,827	5,756,414	-	9,534,241
- Other financial assets	1,354,855	-	-	1,354,855
Total Assets	6,731,021	5,756,414	-	12,487,435

Financial Instruments as of 12/31/2022	Fair value - PL	Amortized cost	Fair value - OCI	Total
Assets
- Other debt securities	6,834,741	-	-	6,834,741
- Other financial assets	1,099,254	-	-	1,099,254
Total Assets	7,933,995	-	-	7,933,995

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended December 31, 2023 and 2022:

Portfolio of instruments at 12/31/2023	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Debt Securities at fair value through profit or loss	-	1,598,339	-	1,598,339
Other financial assets	8,771,956	762,285	-	9,534,241
Other financial assets	1,354,855		-	1,354,855
Total Assets	10,126,811	2,360,624	-	12,487,435

Portfolio of instruments at 12/31/2022	FV Level 1	FV Level 2	FV Level 3	Total
Assets
Other Debt securities	6,834,741	-	-	6,834,741
Other financial assets	1,099,254	-	-	1,099,254
Total Assets	7,933,995	-	-	7,933,995

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of December 31, 2023 and 2022

Other Financial Instruments as of 12/31/2023	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	1.673.516	1.673.516	1.673.516	-	-
Other Debt securities	5.756.414	8.212.674	8.212.674	-	-
Total Assests	7.429.930	9.886.190	9.886.190	-	-

Other Financial Instruments as of 12/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	1,126,252	1,126,252	1,126,252	-	-
Total Assests	1,126,252	1,126,252	1,126,252	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

4.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 12.31.2023	Book value at 12.31.2022
				Main Activity	Capital Stock	Shareholders’ equity
Banco Supervielle S.A.	Ord.	1	810,316,927	Commercial Bank	834,348	269,647,402	261,988,858	217,427,285
IUDÚ Compañía Financiera S.A.	Ord.	1	-	Financial Company	-	-	-	1,193,094
Sofital S.A.F.e.I.I.	Ord.	1	20,854,642		21,544	12,202,885	8,119,482	6,765,841
Tarjeta Automática S.A.	Ord.	1	-	Financial operations and administration of securities	-	-	-	97,724
Supervielle Asset Management S.A.	Ord.	1	1,336,915	Credit Cards	1,407	5,436,194	5,164,393	3,783,623
Espacio Cordial de Servicios S.A.	Ord.	1,000	1,273	Mutual Fund Management	1,340	1,094,754	924,034	626,908
Supervielle Seguros S.A.	Ord.	1	1,543,750	Trading of products and services	1,625	9,714,692	9,117,009	8,491,680
FF Fintech SUPV I	Ord.	-	1,436,920	Insurance company	1,287,018	318,417	1,013,607	902,470
Micro Lending S.A.U.	Ord.	1	20,467,691	Financial Trust	20,468	1,209,774	1,164,563	1,927,592
InvertirOnline S.A.U.	Ord.	100	2,438	Settlement and Clearing Agent	244	6,543,410	6,615,632	793,291
Portal Integral de Inversiones S.A.U.	Ord.	0,01	80,451,077	Representations	805	72,222
IOL Holding S.A.	Ord.	1	566,504,248	Financial Company	566,504	395,682	396,487	318,106
Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,291	Insurance Broker	61,599	708,544	674,825	220,648
Supervielle Agente de Negociación S.A.U.	Ord.	1,000	55,027	Settlement and Clearing Agent	55,027	1,552,167	1,552,167	1,104,275
Dólar IOL S.A.U.	Ord.	3,000	1,500	Services and exchange agency	4,500	15,134	-	16,130
Total Investments in subsidiaries, associates and joint ventures							296,731,057	243,668,667

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	12/31/2023	12/31/2022

5.1 Cash and due from banks
Financial institutions and correspondents	1,673,516	1,126,252
	1,673,516	1,126,252
5.2 Debt Securities at fair value through profit or loss
Public securities	1,598,339	-
	1,598,339	-

5.3 Other financial assets
Investments in mutual funds	1,354,242	940,879
Debtors for cash operations to be settled	-	149,791
Miscellaneous Debtors	613	8,584
	1,354,855	1,099,254
5.4 Other debt securities
Unsubordinated debt securities	1,047,228	-
Public securities	8,487,013	6,834,741
	9,534,241	6,834,741

5.5 Financial assets pledged as collateral
Deposits in guarantee	6,539	-
	6,539	-

5.6 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	261,988,858	217,427,285
IUDÚ Compañia Financiera S.A	-	1,193,094
Sofital S.A.F. e I.I.	8,119,482	6,765,841
Tarjeta Automática S.A.	-	97,724
Supervielle Asset Management S.A.	5,164,393	3,783,623
Espacio Cordial de Servicios S.A.	924,034	626,908
Supervielle Seguros S.A.	9,117,009	8,491,680
FF Fintech SUPV I	1,013,607	902,470
Micro Lending S.A.U	1,164,563	1,927,592
Invertir Online S.A.U e Portal Integral de Inversiones S.A.U.	6,615,632	793,291
Supervielle Broker de Seguros S.A.	674,825	220,648
Supervielle Agente de Negociación S.A.U.	1,552,167	1,104,275
Dólar IOL S.A.U.	-	16,130
IOL Holding S.A.	396,487	318,106
	296,731,057	243,668,667
5.7 Intangible Assets
Goodwill – Businness combination	26,516,705	30,516,705
Relations with clients	4,159,708	4,562,260
Brand	1,831,218	1,831,218
	32,507,631	36,910,183
5.8 Other non-financial assets
Retirement insurance	450,931	304,603
Other non-financial assets	84,226	42,527
	535,157	347,130

5.9 Other non-financial liabilities
Compensation and social charges payable	17,736	19,269
Miscellaneous creditors	1,222,228	856,565
	1,239,964	875,834

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
5.10. Interest income
Earned interests	71	1,063
Interest earned on Fixed Term Deposits	449,959	285,057
Profit by government securities measure at fair value through OCI	1,596,422	3,057,979
Profit by Public Securities operations	2,957,617	623,772
Profit by debt securities measure at amortized cost	1,911,402	-
Profit by government securities measure at amortized cost	326,958	-
	7,242,429	3,967,871

5.11. Net from financial instruments at fair value through profit or loss
Holding Result - CIF	1,276,497	1,085,370
Holding Result - Private securities	347,936	-
Holding Result - Stock exchange promissory note	1,354,194	-
	2,978,627	1,085,370
5.12. Other operating income
Subsidiaries’ advisory fees	756,355	1,527,340
Royalties	878	9,489
Other income	-	1,155,941
Revaluation of retirement insurance contributions	458,000	165,124
Foreign source commissions	158,862	52,068
	1,374,095	2,909,962
5.13. Personnel expenses
Personnel expenses	158,122	148,703
	158,122	148,703
5.14. Administration expenses
Bank expenses	797	1,618
Professional fees	352,177	353,536
Fees to directors and syndics	740,099	583,427
Taxes. rates and contributions	42,918	65,475
Insurance	-	650
Expenses and office services	20,139	24,564
Other expenses	146,783	134,009
	1,302,913	1,163,279
5.15. Other operating expenses
Turnover tax from Service Activities	37,862	76,841
Turnover tax from Financial Activities	184,478	90,677
Tax Bs. Personal Shares and Participations Soc	-	16,655
Compensatory interest	31	50
	222,371	184,223
5.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	40,505,330	(13,696,994)
Results from equity investment in IUDÚ Compañía Financiera S.A.	-	(561,581)
Results from equity investment in Tarjeta Automática S.A.	-	(1,114,251)
Results from equity investment in Supervielle Asset Management S.A.	5,034,692	2,785,043
Results from equity investment in Espacio Cordial de Servicios S.A.	1,582,454	(634,605)
Results from equity investment in Supervielle Seguros S.A.	297,127	(1,527,408)
Results from equity investment in Sofital S.A.F. e I.I.	1,720,085	2,590,535
Results from equity investment in Micro Lending S.A.U.	454,177	788
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.	5,822,341	(667,287)
Results from equity investment in FF Fintech S.A.	593,269	322,475
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	97,071	186,486
Results from equity investment in Supervielle Agente de Negociación S.A.U.	447,892	59,887
Results from equity investment in Dólar IOL S.A.U.	(364,476)	(284,252)
Results from equity investment in IOL Holding S.A.	(8,808)	(30,502)
	56,181,154	(12,571,666)

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

6.	RESTRICTED ASSETS

The Group has restricted restricted, according to the following detail:

Item	12/31/2023	12/31/2022
Deposits in guarantee	6,539	-
	6,539	-

7.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of December 31, 2023 and 2022, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2023	12/31/2022	12/31/2023	12/31/2022
Banco Supervielle S.A. (1)	Controlled	Reconquista 330, C.A.B.A., Argentina	Commercial Bank	97.12%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A(4)	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Financial Company	-	5.00%	99.90%	99.90%
Tarjeta Automática S.A. (4)	Controlled	Bartolomé Mitre 434, 5th floor C.A.B.A., Argentina	Credit Card and Consumer Loans	-	7.85%	99.91%	99.91%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, 16th floor C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769 - Mendoza – Argentina (2)	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	Humboldt 1550, 2nd floor, department 201, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	San Martín 344, 15th floor, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320, 1st floor, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (3)	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Bartolomé Mitre 434, 5th floor. C.A.B.A., Argentina (5)	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				12/31/2023	12/31/2022	12/31/2023	12/31/2022
Dólar IOL S.A.U.	Controlled	San Martin 344, 16th floor, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 12/31/23 and 12/31/22
(2)	On October 21, 2021, through the Board of Directors Minutes, the change of address of the Company's headquarters was resolved, fixing it at Avda. Gral. San Martín 731, 1st floor, in the City of Mendoza. It is pending registration in the Directorate of Legal Entities and Public Registry of the Province of Mendoza.
(3)	On May 31, 2023, by Board Minutes, the change of address of the Company's headquarters was resolved, setting it at San Martin 344, 16th floor of the Autonomous City of Buenos Aires. It is pending registration in the IGJ
(4)	On June 8, 2023, the definitive merger commitment with Banco Supervielle S.A. was signed. described in note 21 of the consolidated financial statements.

The capital movements of the subsidiaries carried out during 2022 and 2023 expressed in pesos are detailed below:

In accordance with the resolutions of the Board of Directors dated January 28, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution on account of future increases to IUDÚ Compañía Financiera S.A of $25,000,000 through the issuance of 1,762,666 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with an issue premium of $13.18306021 per share.

In accordance with the resolutions of the Board of Directors dated February 25, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A, made irrevocable capital contributions to IUDÚ Compañía Financiera S.A. for $12,500,000 and $237,500,000, respectively, increasing the capital stock by $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share).

In accordance with the resolutions of the Board of Directors dated March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $9.98173543 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolution of the Board of Directors dated February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. has made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000 each, increasing the capital stock in the amount of $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with an issuance premium of $3,42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 13.40%. Because of this transaction, Grupo Supervielle S.A. recorded a profit of 236,118 thousand pesos in its separate financial statements.

In accordance with the resolutions of the Board of Directors dated June 27, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $50,000,000 and $950,000.00 respectively, increasing the capital stock in the amount of $103,701,474 through the issuance of 103,701,474 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.64306455 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

As resolved by the Board of Directors on June 27, 2022, IUDÚ Compañía Financiera S.A. has made an irrevocable capital contribution to Tarjeta Automática S.A. for $250,000,000 increasing the capital stock in the amount of $56,480,492 through the issuance of 56,480,492 common, registered, non-endorsable shares with a par value of $1 each and with the right to 1 vote per share, with a premium issue of $3,426307 per share. From said contribution, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 13.40% to 7.85%.

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments. Said contributions will be capitalized in the next Assembly to be held.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made an irrevocable capital contribution to InvertirOnline S.A.U of $70,165,000 through the issuance of 38 common, registered, non-endorsable shares with a nominal value of $100 each and with the right to 5 votes per share, with an issue premium of $1,846 ,347.37 per share.

In accordance with the resolutions of the Board of Directors dated August 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $37,500,000 and $712,500.00 respectively, increasing the capital stock in the amount of $82,428,856 through the issuance of 82,428,856 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. Said contributions were capitalized in the Assembly held on September 16, 2022.

In accordance with the resolutions of the Board of Directors dated September 28, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDÚ Compañía Financiera S.A of $12,500,000 and $237,500.00 respectively, increasing the capital stock in the amount of $27,476,285 through the issuance of 27,476,285 common, registered shares , non-endorsable with par value of $1 each and with the right to 1 vote per share, with an issue premium of $8.09875547 per share. These contributions were capitalized at the meeting held on March 27, 2023.

As resolved by the Board of Directors on February 23, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $100,000,000, through the issuance of 100,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. Said contribution was capitalized in the Pocket Assembly dated April 17, 2023.

As resolved by the Board of Directors on June 28, 2023, Banco Supervielle S.A. made an irrevocable capital contribution to Bolsillo Digital S.A.U. for the sum of $75,000,000, through the issuance of 75,000,000 non-endorsable registered ordinary shares of $1 par value each and with the right to 1 vote per share. This contribution was capitalized in the Pocket Meeting held on July 14, 2023.

In accordance with the resolution of the Extraordinary Assembly minutes of Micro Lending S.A.U., held on July 28, 2023, the voluntary reduction of the share capital was resolved for up to the sum of $111,756,079 along with its corresponding proportion of the capital adjustment account for the sum of $288,243,921.

In accordance with what was mentioned in note 21 to the consolidated financial statements, the merger between Banco Supervielle S.A., IUDÚ Compañía Financiera S.A. and Card Automatic S.A., was approved by the Central Bank of the Argentine Republic on December 1, 2023 under Resolution No. 478, by the National Securities Commission on December 13, 2023 under Resolution No. RESFC-2023-22557 -APN-DIR#CNV.

Grupo Supervielle S.A. received 4,783,920 class B shares of Banco Supervielle S.A. in accordance with the previous merger commitments, with 4,422,016 shares corresponding to an exchange ratio of 0.09497225 for IUDÚ Compañía Financiera S.A. and 361,904 shares corresponding to an exchange ratio of 0.03375751 for Tarjeta Automática S.A.

The financial situation and net results of the controlled companies were as follows, according to the respective financial statements of each subsidiary:

As of December 31, 2023 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	1,978,138,637	1,708,491,235	269,647,402	40,200,854
Supervielle Asset Management S.A.	7,982,234	2,546,040	5,436,194	5,299,669
Sofital S.A. F. e I.I.	12,204,173	1,288	12,202,885	1,578,482
Espacio Cordial de Servicios S.A.	1,751,812	657,058	1,094,754	264,911
Micro Lending S.A.U.	1,762,577	552,803	1,209,774	743,574
Portal Integral de Inversiones S.A.U.	87,650	15,428	72,222	43,361
InvertirOnline S.A.U.	100,695,261	94,151,851	6,543,410	5,778,982
IOL Holding S.A.	397,189	1,507	395,682	(64,787)
Supervielle Seguros S.A. (2)	16,565,488	6,850,796	9,714,692	1,939,832

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Supervielle Productores Asesores de Seguros S.A.	988,633	280,089	708,544	476,872
Bolsillo Digital S.A.U.	46,558	32,133	14,425	(488,172)
Supervielle Agente de Negociación S.A.U.	2,082,644	530,477	1,552,167	465,739
Dólar IOL S.A.U. (3)	15,134	-	15,134	(996)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for six months.
(3)Balances are reported as of June 30, 2023

As of December 31, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	2,100,315,092	1,875,018,847	224,004,457	(14,761,316)
IUDÚ Compañia Financiera S.A	42,712,660	17,635,560	24,966,345	(10,152,904)
Tarjeta Automática S.A.	2,479,026	1,213,397	1,265,629	(1,532,836)
Supervielle Asset Management S.A.	5,286,713	1,303,951	3,982,762	3,120,777
Sofital S.A. F. e I.I.	10,860,315	26,057	10,834,258	(85,425)
Espacio Cordial de Servicios S.A.	2,760,524	1,930,680	829,844	(1,701,666)
Micro Lending S.A.U.	2,834,451	966,082	1,868,369	282,962
Portal Integral de Inversiones S.A.U.	76,753	47,892	28,861	(119,566)
InvertirOnline S.A.U.	42,705,046	41,940,618	764,428	(544,864)
IOL Holding S.A.	463,601	3,132	460,469	(101,780)
Supervielle Seguros S.A. (2)	16,402,884	7,475,291	8,927,593	1,819,758
Supervielle Productores Asesores de Seguros S.A.	533,626	301,954	231,672	824
Bolsillo Digital S.A.U.	702,857	630,707	72,150	(639,395)
Supervielle Agente de Negociación S.A.U.	1,307,775	221,348	1,086,427	64,390
Dólar IOL S.A.U.	18,176	2,048	16,128	(30,506)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for nine months.

As of December 31, 2023 and 2022, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	12/31/2023	12/31/2022

Cash and due from banks
Banco Supervielle S.A.	22,120	3,157
InvertirOnline S.A.U. Cta. Cte.	17	121
	22,137	3,278

Other financial assets
Espacio Cordial Servicios S.A.	612	490
IUDÚ Compañía Financiera S.A.	-	8,093
	612	8,583
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	533	364
	533	364

As of December 31,2023 and 2022, results with Grupo Supervielle S.A‘s controlled are as follows:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

	12/31/2023	12/31/2022
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	28	14
Interests from current accounts – IUDÚ	-	529
Interest on paid account– InvertirOnline S.A.U.	48	342
	76	885

Other operating income
Banco Supervielle S.A.	740,164	1,402,038
Sofital S.A.F. e I.I.	1,021	1,149
Supervielle Asset Management S.A.	10,042	11,334
Tarjeta Automática S.A.	-	3,343
IUDÚ Compañía Financiera S.A.	-	112,177
Espacio Cordial de Servicios S.A.	6,006	6,788
	757,233	1,536,829
Administrative expenses
Bank expenses – Banco Supervielle S.A.	245	345
Rent – Banco Supervielle S.A.	13,004	14,458
Legal and accounting consultancy services	2,879	3,133
Fees for market operations - InvertirOnline S.A.U.	1,657	6,178
Fees for market operations - SAN	24,348	4,343
	42,133	28,457

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	449,959	285,058
	449,959	285,058

8.	Income tax – Deferred tax

Tax inflation adjustment

Law 27,430 introduced a modification in which it established that the subjects referred to in subparagraphs a) to e) of article 53 of the current Income Tax Law, for the purpose of determining the net taxable income, should deduct or incorporate to the tax result of the year the adjustment for tax inflation. Said adjustment would be applicable in the fiscal year in which the accumulated 3 year inflation rate determined using the consumer price index is greater than 100%.

The positive or negative inflation adjustment, as the case may be, that must be calculated, would be allocated as follows: the first and second fiscal years beginning on or after January 1, 2019, a sixth (1/6) should be allocated in that fiscal period

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

and the remaining five sixths (5/6), in equal parts, in the five (5) immediately following fiscal periods. Subsequently, and for the years beginning on or after.

Grupo Supervielle, considering the jurisprudence on this matter evaluated by the legal and tax advisors, submitted to the Federal Administration of Public Revenues (AFIP) its annual income tax return for the fiscal year 2020 considering the total effect of the inflation adjustment.

Tax rate

On June 16, 2021, Law 27,630 was enacted, which establishes for capital companies a new structure of staggered rates for income tax with three segments in relation to the level of accumulated net taxable profit, applicable to fiscal years beginning on or after January 1, 2021, inclusive.

The new Tax rates are:

• Up to $5,000,000 of the accumulated taxable net profit: they will pay a tax of 25%;

• More than $5,000,000 and up to $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $1,250,000 plus a tax 30% rate on the excess of $5,000,000.

• More than $50,000,000 of accumulated taxable net income: they will pay a fixed amount of $14,750,000 plus a tax 35% rate on the excess of $50,000,000.

The amounts provided above will be adjusted annually as of January 1, 2022, based on the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Censuses (INDEC), corresponding to the month of October year prior to the adjustment, with respect to the same month of the previous year.

Dividend tax: it is established that dividends or profits distributed to individuals, undivided estates or foreign beneficiaries will be taxed at the rate of 7%.

The evolution of income tax concepts for the years ended December 31, 2023 and 2022 is detailed in the following table:

	12/31/2023	12/31/2022
Current income tax	1,090,597	585,663
Income tax - deferred method	(413,479)	(350,445)
Subtotal	677,118	235,218
Subtotal – Income tax imputed in the Income Statement	898,287	314,568
Subtotal – Income tax imputed to Other comprehensive income	(221,169)	(79,350)
Total Income Tax Charge	677,118	235,218

The following is a reconciliation between the income tax charged to income as of December 31, 2023 and 2022, and that which would result from applying the current tax rate on the accounting profit

	12/31/2023	12/31/2022
Income before taxes	52,261,418	(13,348,676)
Tax rate	34,78%	34,12%
Income for the year at tax rate	18,176,521	(4,554,568)
Permanent differences at tax rate:
- Results from associates and joint ventures	(19,539,805)	4,289,550
- Results not taxed	1,531,419	(276,144)
- Result from exposure to changes in the purchasing power of the currency	1,214,931	788,246
- Differences between DDJJ and provision	(466,900)	89,802
- Other movements	(17,879)	(22,318)
Income tax	898,287	314,568
Variation of deferred tax	413,479	350,445
- Result from exposure to changes in the purchasing power of the currency	(40,327)	(159,531)
Income tax payable	1,271,439	505,482

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The evolution of the balance of the deferred tax asset is as follows:

Items	Deferred tax assets	Deferred tax liability	Net Position
Balance at the beginning of the year	192,249	246,060	438,309
Inflation Adjustment	20,787	(49,351)	(28,564)
Tax rate change 2019/2020	(17,639)	(22,576)	(40,215)
Stock valuation	-	(833)	(833)
Dual valuation	-	614,627	614,627
Mutual funds	-	(156,607)	(156,607)
Exchange rate	-	(1,978)	(1,978)
OCI	307,515	-	307,515
Expense provision	4,009	-	4,009
Other movements	(166,781)	(117,694)	(284,475)
Balance at the end of the year	340,140	511,648	851,788

9.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2023, is as follows:

	Other financial assets	Other non-financial assets	Deferred income tax assets	Other non- financial liabilities
To mature:
1st. Quarter	1,354,855	84,226	-	1,239,964
2nd. Quarter	-	-	-	-
3rd. Quarter	-	-	-	-
4th. Quarter	-	-	-	-
Over a year	-	450,931	851,788	-
Subtotal to mature:	1,354,855	535,157	851,788	1,239,964
Matured term
Total	1,354,855	535,157	851,788	1,239,964
At fixed rate	-	-	-	-
At floating rate	1,354,242	-	-	-
Not accrue interest	613	535,157	851,788	1,239,964
Total	1,354,855	535,157	851,788	1,239,964

10.	CAPITAL STOCK

As of December 31, 2023, and 2022, the corporate net share capital of own shares in portfolio for 14,050 and 12,311 respectively is the following:

Capital Stock	Nominal Value
Capital stock as of 12/31/2023	442,672
Capital stock as of 12/31/2022	444,411

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

On July 20, 2022, the Company's Board of Directors resolved to approve a Program for the Acquisition of Own Shares with a maximum amount to invest of 2,000,000 or the lower amount resulting from the acquisition until reaching 10% of the share capital. The price to be paid for the shares will be up to a maximum of US$2.20 per ADR on the New York Stock

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

Exchange and up to a maximum of $138 per Class B share on Bolsas y Mercados Argentinos S.A. The Company will acquire shares for a term of 250 calendar days counted from the entry into force of the program, subject to any renewal or extension of the term that is approved by the Board of Directors.

Subsequently, on September 13, the Board of Directors of Grupo Supervielle S.A. approved to modify point 5 of the terms and conditions of the treasury stock acquisition plan approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $155 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions will remain in force as approved from time to time.

Subsequently, on December 27, 2022, Supervielle approved to modify point 5 of the terms and conditions of the own shares acquisition program approved on July 20, 2022 as follows: “5. The price to be paid for the shares will be up to a maximum of US$2.70 per ADR on the New York Stock Exchange and up to a maximum of $200 per Class B share on Bolsas y Mercados Argentinos S.A.” The remaining terms and conditions remain in force as approved.

In the statement of changes in equity, the nominal value of the repurchased shares is shown as “treasury shares” and its restatement as “comprehensive adjustment of treasury shares”. The consideration paid, including directly attributable incremental expenses, is deducted from equity until the shares are canceled or reissued, and is disclosed as “cost of treasury shares”.

As of December 31, 2023, Grupo Supervielle's share repurchase program has expired, meaning additional shares cannot be acquired. Grupo Supervielle has acquired a total of 14,050,492 Class B Shares, achieving an execution of 86.3% of the program and 3.076% of the share capital.

11.	FINANCIAL RISK FACTORS

Financial policies Grupo Supervielle

Financial risk management at Grupo Supervielle at an individual level is governed by the guidelines established in the Financial Policies. These policies stipulate guidelines to follow and monitoring metrics for the management of liquidity, indebtedness and tolerable level of risk in the investments made.

Liquidity

The liquidity policy aims to ensure the availability of funds to meet liabilities, including times of high levels of stress. Grupo Supervielle, on an individual level, must have, at all times, a sufficient level of liquidity to meet the liabilities due in the following 90 days. Any outflow of funds are considered liabilities, including debt, taxes, payment of dividends and the operating result (income minus expenses) when the latter is negative.

Investments

The purpose of the investment policy is to manage the potential profitability of investments within previously approved risk limits, complying with current regulations.

Investments will especially meet criteria of reasonable prudence considering:

a) The nature of the obligations and the currency in which they were assumed.

b) The deadlines in which they must become payable.

c) Diversification of the asset portfolio.

d) The approval of the issuers by the Credit Department of Banco Supervielle

Investments in financial assets whose issuing agents may represent a risk of money laundering and/or terrorist financing will not be permitted. It is not invested in securities and negotiable obligations representing the capital of companies or issued by legal entities incorporated in so-called tax havens or in countries that have been declared non-collaborating in compliance with the standards issued by the Financial Action Task Force (IFAG). FATF).

House limits National Treasury risk

It is interpreted as a prudent measure in terms of risk management, seeking the diversification of the investment portfolio, the establishment of limits on direct exposure with the national public sector.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

The risk appetite in this matter is established as a percentage of the direct exposure with the national public sector compared to the liquid net assets of Grupo Supervielle, which includes investments in common investment funds, public securities, and fixed terms in Bco. Supervielle, USD at Banco Supervielle and abroad.

Short and long term needs

The treasury and investor relations management of Grupo Supervielle annually prepares the cash flow in which the needs of funds are established to cover the operating expenses of the holding company, capital contributions to its subsidiaries and possible investments due to acquisitions, the payment of dividends to its shareholders as proposed by the company's Board of Directors and approved by the shareholders' meeting, and the income that it will receive in the form of dividends from its subsidiaries and management fees throughout the year. This cash flow is reviewed periodically and adjusted based on changes that may arise in the day-to-day business. The funds to cover the operational needs of the holding company to be met in a period of less than 90 days (“short-term needs”) are invested at the discretion of the treasury and investor relations management, which evaluates and monitors that the investments are carried out with the criteria of a good businessman, seeking profitability within the risk parameters established for this type of investments, which are defined below. Funds in excess of the operational needs (“long-term availability”) of the holding company are reported to the ALCO committee, which establishes the way in which this liquidity will be invested and communicates the decision to treasury management and investor relations. to proceed with the investment.

Investments made to cover short-term needs must be made in the following financial instruments:

a) Fixed deadlines

b) US Dollars to cover operational needs in that currency

c) Currency futures

d) Purchase/sale of a certain title representing debt by the Government of the Argentine Republic of any series or value (the “title”) to be settled in pesos or dollars in the local market or New York

e) Common investment funds with a low to moderate risk profile, in accordance with what is established by the managing company of the common investment fund, whose underlying assets are limited to the instruments listed here for direct investment.

f) Actions

Long-term availabilities will be invested according to the powers established for the Assets and Liabilities Committee (ALCO) committee.

VaR limits

The central objective that governs the establishment of limits on risk exposure (VaR) is to prevent potential losses from affecting your usual liquidity needs, fundamentally those associated with the payment of dividends, expenses and some minor investments that may arise or eventual contributions. of capital to subsidiaries for growth. Keeping this in mind, the risk appetite must be conservative and the VaR limit must be expressed as a percentage of the trading portfolio under analysis, always considering the protection of the aforementioned liquidity needs.

Stop loss and stop gain

The losses accumulated throughout the month, once the amount equivalent to 80% of the applicable VaR has been exceeded, constitute a warning factor that warrants immediate communication to the members of the Assets and Liabilities Committee (ALCO) committee, an area in which The situation raised will be evaluated and the corrective measures to be adopted will be determined if they are considered necessary.

In the same way, a monthly stop gain is established. The level of accumulated profits that triggers the stop gain is set at an amount equivalent to 80% of the VaR limit in absolute values. Once the established amount has been exceeded, immediate communication must be provided to the members of the ALCO committee, an area in which the situation raised will be evaluated and the measures to be adopted will be determined if they are considered necessary.

Indebtedness

The debt policy aims to ensure the continuity of Grupo Supervielle in times of high levels of stress.

All required liabilities are included, except for commercial debts, taxes, employees and other various debts (for example, directors' fees payable, dividends payable, among others).

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

For Grupo Supervielle, the level of debt must be equal to zero, except in specific situations where the decision to take on debt must have the agreement and approval of the Board of Directors. Futures transactions are not considered debt for the purposes of controlling this condition.

12.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the General Law of Companies, the by-laws and Resolution No. 195 of the National Securities Commission, 5% of the profits for the year plus (minus) the adjustments of results from previous years must be transferred to the Legal Reserve, until the Reserve reaches 20% of the capital stock.

As indicated in note 9, because of the treasury stock purchase program, as of December 31, 2023, the Company has 14,050,492 treasury shares in its portfolio. Their acquisition cost amounted to 3,370,375 thousand pesos. In accordance with the provisions of Title IV, Chapter III, article 3, subsection 11, item c of the CNV Regulations (N.T. 2013 and mod.), while said shares are held in the portfolio, there is a restriction on the distribution of the results unassigned and free reserves for the amount of said cost.

13.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

Grupo Supervielle operates in an economic context marked by strong volatility, both nationally and internationally.Between January 1 and December 31, 2023, accumulated inflation reached 211.4% (CPI) and the peso depreciated against the US dollar, going from $180/US$ at the beginning of the year to $808/ US$ at the end of the year.

The monetary authority imposed exchange restrictions in order to contain the demand for dollars. This implied, among other things, the requirement to request prior authorization from the Central Bank of the Argentine Republic to make payments abroad in operations such as the payment of dividends to non-residents, the payment of financial loans abroad and the payment of imports of certain goods and services, among others.

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which it proposes to carry out a broad reform of laws and regulations.

The new government's plan proposes to move forward with a profound deregulation of the economy and with structural reforms that release restrictions to invest and operate in the country, including the gradual relaxation of the exchange restrictions mentioned previously, with the aim of eliminating them once they are given the macroeconomic conditions to do so.

The Ministry of Economy presented, on December 12, the economic program of the new administration, whose priority is to eliminate the fiscal deficit and its financing through the monetary issue of the B.C.R.A., as well as the strong expansion of remunerated liabilities resulting from the operations sterilization. Another of the central elements of the new program is the elimination of distortions, restrictions and bureaucratic obstacles and the correction of relative prices (especially the exchange rate), as a prerequisite to stabilize the economy.

In the month of December the B.C.R.A. moved in this direction. In this sense, LELIQ was no longer tendered, and passive repos became the main monetary policy instrument whose interest rate was established at 100% n.a. Regarding liquidity injection operations, the B.C.R.A. announced that it will stop monetarily financing the Treasury, although it will continue to offer the possibility of carrying out active repos and puts on public debt instruments to the extent required by the stability of financial conditions.

Additionally, on December 13, the B.C.R.A. decided to reduce the 1-day passive repo rate from 126% to 100% n.a. (171.5% e.a.). Thus, the interest rate on 1-day repos for FCI was 85% n.a. (133.7% n.a.), while the 1-day active repo interest rate remained at 160% n.a. (393.6% e.a.).

The reduction in the interest rate paid on remunerated liabilities will contain the endogenous growth of these instruments and generate incentives for banks to once again act as financial intermediaries.

The new government published a Decree of Necessity and Urgency (DNU) where some 300 laws are annulled and/or modified, introducing reforms in the labor market, the customs code and the status of public companies, among others. Although the DNU must be discussed and ratified by at least one of the chambers of the National Congress, its provisions have been partially in force since December 29, 2023.

In the month of February the B.C.R.A. maintained the interest rate on passive repos at 100% n.a. (171.5% e.a.), which is the reference rate for monetary policy since the LELIQs stopped being tendered at the end of 2023. Regarding liquidity

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

(Expressed in thousands of pesos in homogeneous currency)

injection operations, the B.C.R.A. announced that it will stop monetarily financing the Treasury, although it will continue to offer the possibility of carrying out active repos and puts on public debt instruments to the extent required by the stability of financial conditions. The interest rate on 1-day repos for FCI was 85% n.a. (133.7% n.a.), while the 1-day active repo interest rate remained at 160% n.a. (393.6% e.a.). The reduction in the interest rate paid on remunerated liabilities will contain the endogenous growth of these instruments and generate incentives for banks to once again act as financial intermediaries.

On the external front, the nominal exchange rate continues to run at a rate of 2% since December 13, the date on which it was devalued from $350/USD to $800/USD. With data as of February 27, the exchange rate is located at $841.15/USD in the Free Exchange Market (MLC). Likewise, the new import regime, which allows import payments to be deferred, generated relief in the MLC for US$ 7,066 million. This number comes from the difference between accrued and liquidated imports. For its part, the B.C.R.A. has already issued US$ 5,000 million of Bonds for the Reconstruction of a Free Argentina (BOPREAL) of Series 1 and US$ 2,000 million of Series 2. In the coming days, bidding for Series 3 will begin with the objective of placing US$ 3,000 million. In this framework, between December 13 and February 27, the B.C.R.A.'s net foreign exchange purchase and sale. with the private sector left a positive balance of USD8,563 million.

The International Reserves of the B.C.R.A. ended on February 22 with a balance of USD27,347 million, registering an increase of USD4,274 million since the beginning of the year and US$6,138 million since the change of government. This dynamic was influenced by the higher Multilateral Real Exchange Rate, a product of the December devaluation and the new import regime that made it possible to avoid paying accrued imports.

The context of volatility and uncertainty continues as of the date of issuance of these financial statements.

The reforms proposed by the new government began their legislative discussion process. It is not possible to predict at this time its evolution or new measures that could be announced.

For all of the above, Grupo Supervielle's Management permanently monitors the evolution of the situations mentioned in the international markets and at the local level, to identify possible impacts on its patrimonial and financial situation, and determine the possible actions to be adopted.

14.	SUBSEQUENT EVENTS

On March 4, 2024, the Group made Espacio Cordial Servicios S.A. an offer to purchase all of the shares that Espacio Cordial Servicios S.A. owns in Sofital S.A.F. and I.I. of 689,238 ordinary, registered, non-endorseable shares with a nominal value of one peso and with the right to one vote per share, which represent 3.20% of the total shares of Sofital S.A.F. and I.I.. The total price offered amounts to 547,000 ($793.52644895 per share), payable in two installments, the first with the signing of the agreement and the next 15 days after the agreement.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DETAILS OF PUBLIC AND PRIVATE SECURITIES

Items	HOLDING
	Book value 12/31/2023	Book value 12/31/2022
OTHER DEBS SECURITIES
Argentine
Measured at fair value with changes in OCI
LETRA DEL TESORO NACIONAL EN PESOS AJUST POR CER A Dto X19Y3	-	6,834,741
BONO DEL T. NAC. $ AJUST. POR CER 4,25% vto. 14/2/2025 T2X5	323,902	-
BONO DE LA NACION ARGENTINA EN MONEDA DUAL VENCIMIENTO 30/06/24 - TDJ24	2,402,200	-
BONO DE LA NACION ARGENTINA EN MONEDA DUAL VENCIMIENTO 30/04/24 - TDA24	4,496

Corporate Securities
ON NEWSAN CL. 15 V19/05/24 WNCGO	115,291	-
ON SPI ENERGY SA CL.1 US$ V.27/06/2026 SPC10	762,285	-
ON PYME ALZ SEMILLAS 7 V29/09/25 SAN ASS7P	169,653	-

Measured at amortized cost
BONO NACION MONEDA DUAL TDG24	146,438	-
BONO DE LA NACION EN MONEDA DUAL VTO 30/04/2024 TDA24	9,652	-
BONO DEL T. NAC. $ AJUST. POR CER 4,25% vto. 14/2/2025 – T2X5	2,212,690	-
BONO DEL TESORO NACIONAL EN PESOS AJUSTADO POR CER 4% VENCIMIENTO 14/10/24 – T4X4	3,387,634	-

Total other debt securities	9,534,241	6,834,741

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Pagarés	1,598,339	-
Total Debt securities at fair value through profit or loss	1,598,339	-
Total	11,132,580	6,834,741

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the period	Increases	Impairment	At the end of the period	At the beginning of the period	Useful life	Disposals	Of the period	At the end of the period	12/31/2023	12/31/2022
Goodwill	30,516,705	-	(4,000,000)	26,516,705	-		-	-	-	26,516,705	30,516,705
Relations with clients	6,440,838	-	-	6,440,838	(1,878,578)		-	(402,552)	(2,281,130)	4,159,708	4,562,260
Brand	1,831,218	-	-	1,831,218	-	3	-	-	-	1,831,218	1,831,218
Proprietary Software & Technology	631,455	-	-	631,455	(631,455)		-	-	(631,455)	-	-
Total	39,420,216	-	(4,000,000)	35,420,216	(2,510,033)	-	-	(402,552)	(2,912,585)	32,507,631	36,910,183

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 12/31/2023	As of 12/31/2023 (per currency)	As of 12/31/2022
			Dollar
ASSETS
Cash and Due from Banks	1,671,118	1,671,118	1,671,118	1,123,062
Others Debs Securities	156,090	156,090	156,090	-
Other financial assets	1,179,389	1,179,389	1,179,389	633,741
Other non-financial assets	450,931	450,931	450,931	304,603
TOTAL ASSETS	3,457,528	3,457,528	3,457,528	2,061,406

LIABILITIES
Other non-financial liabilities	1,183,378	1,183,378	1,183,378	633,741
TOTAL LIABILITIES	1,183,378	1,183,378	1,183,378	633,741

NET POSITION	2,274,150	2,274,150	2,274,150	1,427,665

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Grupo Supervielle S,A,

Date: April 23, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer